Exhibit 2.1

EXECUTION VERSION

CONTRIBUTION AGREEMENT

dated as of

November 29, 2016

Among

BAKER HUGHES OILFIELD OPERATIONS, INC.,

ALLIED COMPLETIONS HOLDINGS, LLC,

BJ SERVICES, LLC and

solely for the purposes of Sections 2.07, 2.12(b), 2.15, 2.17(a), 2.17(b), 4.18, 10.01 and 10.02 and Article 13

ALLIED ENERGY JV CONTRIBUTION, LLC

i

Exhibits

Exhibit A	Form of Intellectual Property License Agreement
Exhibit B	Form of Post-Closing LLC Agreement
Exhibit C	Form of Transition Services Agreement
Exhibit D	Form of Baker Hughes Employee Services Agreement
Exhibit E	Form of Allied NewCo Certificate of Formation and Limited Liability Company Agreement
Exhibit F	Form of Assignment and Assumption Agreement
Exhibit G	Form of Canadian Assignment and Assumption Agreement

Annexes

Annex I	Consulting Agreement Party

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT (this “Agreement”), dated as of November 29, 2016, among Allied Completions Holdings, LLC, a Delaware limited liability company (“Partner”), Baker Hughes Oilfield Operations, Inc., a California corporation (“Baker Hughes”), BJ Services, LLC, Delaware limited liability company (the “Company”), and, solely for the purposes of Sections 2.07, 2.12(b), 2.15, 2.17(a), 2.17(b), 4.18, 10.01 and 10.02 and Article 13, Allied Energy JV Contribution, LLC, a Delaware limited liability company (“Investor JV”).

W I T N E S S E T H :

WHEREAS, Baker Hughes conducts, directly and indirectly through its Subsidiaries (including BHCC), an onshore pressure pumping business, including cementing, stimulation, hydraulic fracturing, acidizing services, and owns certain coiled tubing assets used in the completion of new oil and natural gas wells and in remedial work on existing wells and other pressure pumping services, in the United States and Canada (the “Baker Hughes Contributed Business”);

WHEREAS, Partner conducts a pressure pumping services (cementing, fracturing and acidizing) business in the United States (the “Partner Contributed Business”);

WHEREAS, Baker Hughes has formed the Company;

WHEREAS, Baker Hughes and Partner each wish to combine the Baker Hughes Contributed Business and the Partner Contributed Business on the terms and subject to the conditions set forth herein;

WHEREAS, (i) WSEP Bromius II, LLC, a Delaware limited liability company (the “GS Investor”) has executed an equity commitment letter in favor of Investor JV (the “GS Investor Equity Commitment Letter”), pursuant to which the GS Investor has agreed, subject to certain conditions, to make an equity investment in Investor JV in an amount in cash equal to $150,000,000 and (ii) CSL Energy Opportunities Fund II, L.P., a Delaware limited partnership and CSL Energy Opportunities Offshore Fund II, LP, a Cayman Islands exempted limited partnership (collectively, “CSL”), have executed an equity commitment letter in favor of Investor JV (“CSL Equity Commitment Letter” and, together with the GS Investor Equity Commitment Letter, the “Commitment Letters” and each a “Commitment Letter”), pursuant to which CSL has agreed, subject to certain conditions, to make an equity investment in Investor JV in an amount in cash equal to $175,000,000;

WHEREAS, in order to induce Baker Hughes to enter into this Agreement, simultaneously with the execution of this Agreement, each of CSL and the GS Investor have delivered to the Company a limited guaranty (the “Guaranties”), pursuant to which the CSL and the GS Investor have agreed to guarantee certain of the obligations of Partner hereunder;

WHEREAS, the parties desire that at least five (5) days prior to the Closing, (i) Baker Hughes shall contribute Baker Hughes Transferred Assets (other than the Baker Hughes Canadian Transferred Assets) representing at least 1% of the total fair market value of the Baker

Hughes Transferred Assets (other than the Baker Hughes Canadian Transferred Assets) (the “BH SubCo Assets”) to Baker Hughes International Holding Company, a Delaware corporation and a wholly owned Subsidiary of Baker Hughes (“BH SubCo”) (the “BH SubCo Interim Contribution”), and (ii) immediately after the BH SubCo Interim Contribution, (x) Baker Hughes shall contribute the Baker Hughes Transferred Assets (other than the Baker Hughes Canadian Transferred Assets and the BH SubCo Assets) to the Company in exchange for a Membership Interest and the Company’s assumption of the Baker Hughes Transferred Liabilities (other than the Baker Hughes Canadian Transferred Liabilities) (the “BHOO Contribution”) and (y) BH SubCo shall contribute the BH SubCo Assets to the Company in exchange for a Membership Interest (the “BH SubCo Contribution” and, together with the BHOO Contribution, the “Baker Hughes Contributions”), and that the Company shall be governed by the Pre-Closing LLC Agreement from the completion of the Baker Hughes Contributions through the Closing;

WHEREAS, the parties desire that on the Closing Date, but prior to the JV Investor Second Membership Acquisition, Investor JV shall acquire a portion of Baker Hughes’ Membership Interests from Baker Hughes and BH SubCo pro rata in exchange for the JV Investor Initial Membership Acquisition Payment Amount (the “JV Investor Initial Membership Acquisition”);

WHEREAS, the parties desire that immediately following the JV Investor Initial Membership Acquisition, Investor JV shall contribute the JV Investor Second Membership Acquisition Contribution Amount in cash to the Company in exchange for an additional Membership Interest (the transactions contemplated by this recital, the “JV Investor Second Membership Acquisition” and the contribution contemplated hereby, the “JV Investor Second Membership Acquisition Contribution”);

WHEREAS, the parties desire that immediately following the JV Investor Second Membership Acquisition, the Company shall distribute the BH Capital Expenditure Reimbursement Amount to Baker Hughes as a reimbursement of capital expenditures incurred by Baker Hughes generally in the two years prior to the Closing and in exchange for a reduction in Baker Hughes’ Membership Interest (the “BH Capital Expenditure Reimbursement”);

WHEREAS, the parties desire that at least five (5) days prior to the Closing, (i) the Company shall form a Luxembourg company (“LuxCo”) which shall make an election to be a disregarded entity for U.S. federal income tax purposes and (ii) LuxCo shall form a new Canadian unlimited liability company which shall be treated as a disregarded entity for U.S. federal income tax purposes (“CanCo”) (the transactions contemplated by this recital, the “Company Entity Formations”);

WHEREAS, the parties desire that (i) at least five (5) days prior to the Closing, Partner shall form, or cause to be formed, a Delaware limited liability company (“Allied NewCo” and such formation, the “Allied NewCo Formation”), to which it shall contribute one hundred percent (100%) of the Partner Contributed Assets and the Partner Contributed Liabilities immediately prior to the Closing (the transaction contemplated by this clause (i), the “Allied NewCo Interim Contribution”) and (ii) at the Closing, Partner shall contribute Allied NewCo to the Company in exchange for a Membership Interest (the transaction contemplated by this clause (ii), the “Allied NewCo Contribution”);

WHEREAS, the parties desire that on the Closing Date, CanCo shall purchase the Baker Hughes Canadian Transferred Assets from Baker Hughes Canada Company, an unlimited company incorporated under the Companies Act (Nova Scotia) (“BHCC”), for the Canadian Transferred Assets Purchase Price (the transactions contemplated by this recital, the “BH Canadian Asset Purchase”);

WHEREAS, the parties desire that on the Closing Date, Partner shall contribute its Membership Interest to Investor JV (the “Partner Membership Interest Transfer”, and together with the transactions contemplated by the preceding seven recitals, the “Structuring Transactions”);

WHEREAS, the parties desire that, immediately following the Structuring Transactions, Baker Hughes’ and BH SubCo’s Membership Interests shall, in the aggregate, represent 46.69% of the outstanding capital interests of the Company, and Investor JV’s Membership Interest shall represent 53.31% of the outstanding capital interests of the Company, as further set forth in (and subject to) the Post-Closing LLC Agreement, and that the Company shall be governed by the Post-Closing LLC Agreement as of and following the Closing; and WHEREAS, it is intended for the transactions contemplated by this Agreement to be treated for U.S. federal income tax purposes as described in Section 13.15.

NOW, THEREFORE, for other good and valuable consideration, each of the parties hereto, intending to be legally bound, agrees as follows:

ARTICLE 1

DEFINITIONS

Section 1.01. Definitions. (a) As used herein, the following terms have the following meanings:

“Action” means any action, suit, investigation, claim or proceeding, in each case by or before any arbitrator or Governmental Authority.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such other Person. For purposes of this definition, “control” when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise, and the terms “controlling” and “controlled” have correlative meanings. For purposes of this Agreement, (i) neither Baker Hughes nor any of its Affiliates nor Partner nor any of its Affiliates shall be deemed to be an Affiliate of the other or of the Company, (ii) no Person (or any of its Affiliates) holding a direct or indirect minority investment in the Company shall be deemed to be an Affiliate of the Company or Partner or any of its Affiliates solely by virtue of such minority investment and (iii) no pooled investment vehicles, funds, managed accounts or other clients (nor any of the portfolio companies in which such entities directly or indirectly hold investments) shall be deemed to be an Affiliate of Partner solely because CSL Capital Management, LLC or any of its Affiliates or Goldman, Sachs & Co.

or any of its Affiliates provides investment advice to such clients or otherwise serve such clients in a fiduciary capacity, except in the case of clause (iii), if such Person is engaged in the Partner Contributed Business or involved in the operation of the Partner Contributed Business.

“Ancillary Agreements” means the Transition Services Agreement, the Intellectual Property License Agreement, the Pre-Closing LLC Agreement, the Post-Closing LLC Agreement, the Baker Hughes Employee Services Agreement, the Partner Employee Services Agreement, the Assignment and Assumption Agreement and the Canadian Assignment and Assumption Agreement.

“Applicable Law” means, with respect to any Person, any transnational, domestic or foreign federal, state, provincial or local law (statutory, common or otherwise), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling or other similar requirement enacted, adopted, promulgated or applied by a Governmental Authority that is binding upon or applicable to such Person, as amended unless expressly specified otherwise.

“Applicable Transfer Date” means (a) with respect to a Baker Hughes Business Employee who receives a Baker Hughes Qualifying Offer, the date on which that Baker Hughes Business Employee becomes employed by the Company and ceases to provide any such employee’s services to the Company pursuant to the Baker Hughes Employee Services Agreement, and (b) with respect to a Partner Business Employee who receives a Partner Qualifying Offer, the date on which such employee becomes employed by the Company.

“Baker Hughes Balance Sheet” means the balance sheet of the Baker Hughes Contributed Business as of the Baker Hughes Balance Sheet Date.

“Baker Hughes Balance Sheet Date” means September 30, 2016. “Baker Hughes Basket” means $8,490,000.

“Baker Hughes Business Employee” shall mean any individual employed by Baker Hughes or any of its Affiliates who devotes a majority of his or her working time to performing services on behalf of the Baker Hughes Contributed Business.

“Baker Hughes Canadian Transferred Assets” means assets owned by BHCC that either are (i) of the type described by any of clauses (a) through (o) of Section 2.02, applied mutatis mutandis, or (ii) set forth on Section 1.01(a)(ii) of the Baker Hughes Disclosure Schedule under the heading “Baker Hughes Canadian Transferred Assets” and, in each case, which are (A) located in Canada and/or (B) used or held in, eligible capital property in respect of, or property described in an inventory of, a business carried on in Canada.

“Baker Hughes Canadian Transferred Liabilities” means all debts, obligations and liabilities of BHCC (or any predecessor of BHCC or any prior owner of all or part of its businesses and assets) of any kind, character or description (whether known or unknown, accrued, absolute, contingent or otherwise and whether arising before, on or after the Closing) to the extent relating to or arising out of (x) the Baker Hughes Canadian Transferred Assets or (y) the conduct of the Baker Hughes Contributed Business to the extent relating to the Baker Hughes Canadian Transferred Assets, including liabilities of the type described in any of clauses (a) through (f) of Section 2.04, but excluding any Excluded Baker Hughes Liabilities.

“Baker Hughes Cap” means $70,750,000.

“Baker Hughes Contributed Environmental Liabilities” means the Baker Hughes Specified Environmental Liabilities and any and all liabilities, obligations or commitments to the extent arising in connection with or in any way relating to (x) the Baker Hughes Transferred Assets, (y) any activities or operations occurring or conducted at the Baker Hughes Transferred Facilities or (z) the conduct of the Baker Hughes Contributed Business to the extent relating to the Baker Hughes Transferred Assets, in each case whether accrued, contingent, absolute, determined, determinable or otherwise, which arise under or relate to any Environmental Law (and, except for any Baker Hughes Excluded Environmental Liabilities, including any matter disclosed or required to be disclosed in Section 3.16 of the Baker Hughes Disclosure Schedule); provided that the Baker Hughes Contributed Environmental Liabilities shall not include the Baker Hughes Excluded Environmental Liabilities.

“Baker Hughes Covered Tax” means any (i) Tax for a Pre-Closing Tax Period (including any Tax allocable to a Pre-Closing Tax Period under Section 8.01(f)) to the extent arising out of or relating to the Baker Hughes Contributed Business or the Baker Hughes Transferred Assets (including, for greater certainty, the Baker Hughes Canadian Transferred Assets), (ii) Tax arising out of any Excluded Baker Hughes Asset, (iii) Income Taxes of Baker Hughes or any of its Affiliates and (iv) Transfer Tax (or portion thereof) borne by Baker Hughes under Section 8.01(c).

“Baker Hughes Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) pension, retirement, profit-sharing, savings, health, disability, life insurance, welfare, bonus, incentive, commission, stock option or other equity or equity-based, deferred compensation, severance, retention, employment, change of control or (iii) other compensation or benefit plan, policy, program, arrangement, contract or agreement, in each case that is maintained, sponsored, or contributed to or required to be contributed to by Baker Hughes or any of its Affiliates for the benefit of any Baker Hughes Business Employee, but excluding Canadian statutory benefit plans in which Baker Hughes or any of its Affiliates is required to participate, including the Canada Pension Plan and Quebec Pension Plan and plans administered pursuant to health tax, workplace safety insurance and employment insurance law.

“Baker Hughes Employee Services Agreement” means the Employee Services Agreement to be entered into between Baker Hughes and the Company in substantially the form attached hereto as Exhibit D.

“Baker Hughes Excluded Environmental Liabilities” means any and all liabilities, obligations or commitments arising under Environmental Law (i) to remediate, pursuant to Environmental Laws, the matters listed on Section 2.05(h) of the Baker Hughes Disclosure Schedule or (ii) to the extent related to the transportation or arranging for the transportation of, or the disposal or arrangement for the disposal of, Hazardous Substances in connection with or in any way relating to any real property or facility currently or formerly owned, leased, operated or occupied by Baker Hughes or its Affiliates (or any of their predecessors) (including with respect to the Baker Hughes Contributed Business), or any real property or facility at which Baker Hughes or its Affiliates (or any of their predecessors) formerly provided any services (including with respect to the Baker Hughes Contributed Business), in each case, that is not listed on Section 1.01(a)(ii) of the Baker Hughes Disclosure Schedule, Section 2.02(a) of the Baker Hughes Disclosure Schedule or Section 2.08(a) of the Partner Disclosure Schedule, to any offsite location for disposal or recycling prior to the Closing Date.

“Baker Hughes Fundamental Reps” means the representations and warranties contained in Sections 3.01, 3.02, 3.03, 3.13(a) and 3.18.

“Baker Hughes Interim Retained Obligations” means any liability, commitment or obligation of any kind, whether known or unknown, accrued, absolute, contingent or otherwise, relating to the Baker Hughes Transferred Assets (including relating to the Baker Hughes Transferred Contracts) or the conduct of the Baker Hughes Contributed Business, in each case solely to the extent arising during any periods prior to the Closing Date, other than the Baker Hughes Contributed Environmental Liabilities and the Baker Hughes Excluded Environmental Liabilities.

“Baker Hughes Licensed IP” means the Intellectual Property Rights licensed by Baker Hughes to the Company under the Intellectual Property License Agreement.

“Baker Hughes Material Adverse Effect” means any change, effect, event, state of facts, circumstance or occurrence that is or would reasonably be expected to be, materially adverse to the financial condition, business or results of operations of the Baker Hughes Contributed Business, taken as a whole, excluding any effect resulting from (A) changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Baker Hughes Contributed Business operates, (B) changes in the general economic or political conditions in the United States, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the Baker Hughes Contributed Business operates, (D) acts of war, sabotage or terrorism or natural disasters involving the United States of America, (E) the announcement or consummation of the transactions contemplated by this Agreement (other than pursuant to Section 3.06), (F) any action taken (or omitted to be taken) at the request of Partner or (G) any action taken by Baker Hughes that is required, expressly contemplated or permitted pursuant to this Agreement (other than in connection with the requirement for Baker Hughes to use its commercially reasonable efforts to conduct the Baker Hughes Contributed Business in the ordinary course consistent with past practice pursuant to Section 5.01), except in the case of clauses (A), (B) and (C) to the extent that such adverse changes, effects, events, states of facts, circumstances or occurrences have a disproportionately adverse impact on the Baker Hughes Contributed Business as compared to other participants in the industry in which the Baker Hughes Contributed Business operates.

“Baker Hughes Names and Marks” means any and all (i) Trademarks and other source of business identifiers of Baker Hughes or any of its Affiliates (other than any Baker Hughes Transferred Trademarks), including the names, marks and logos set forth in Section 6.05 of the Baker Hughes Disclosure Schedule, and (ii) names, marks and logos derived from, confusingly similar to or including any of the foregoing.

“Baker Hughes Parties” means Baker Hughes and each Subsidiary of Baker Hughes that is contributing any portion of the Baker Hughes Contributions or transferring any portion of the Baker Hughes Canadian Transferred Assets to the Company or any of its Subsidiaries pursuant to this Agreement (including, for the avoidance of doubt, BH SubCo). The Baker Hughes Parties are set forth on Section 1.01(a)(i) of the Baker Hughes Disclosure Schedule.

“Baker Hughes Qualifying Offer” means an offer of employment made by the Company or one of its Subsidiaries to a Baker Hughes Business Employee that is made by the date set forth in Section 9.01, that is effective as of the Applicable Transfer Date and that provides for the terms of employment set forth in Article 9.

“Baker Hughes Specified Environmental Liabilities” means any and all liabilities, obligations or commitments arising under or relating to Environmental Laws and in any way relating to (i) any toxic torts or the exposure of any Person to Hazardous Substances in connection with or in any way relating to the Baker Hughes Transferred Assets or any activities or operations occurring or conducted at the Baker Hughes Transferred Facilities (including any property damage or personal injury claims related thereto) to the extent arising out of any conditions or events occurring prior to the Closing Date, (ii) the transportation or arranging for the transportation of, or the disposal or arranging for the disposal to any offsite location, in each case, for disposal or recycling prior to the Closing Date, of, Hazardous Substances in connection with or any way relating to any real property or facility listed on Section 1.01(a)(ii) of the Baker Hughes Disclosure Schedule or Section 2.02(a) of the Baker Hughes Disclosure Schedule, or (iii) any violation of Environmental Law prior to the Closing in connection with any Baker Hughes Transferred Assets (other than the Baker Hughes Excluded Environmental Liabilities).

“BH Capital Expenditure Reimbursement Amount” means the lesser of (A) $73,000,000 and (B) the aggregate amount of capital expenditures incurred by Baker Hughes with respect to the Baker Hughes Transferred Assets (excluding the Baker Hughes Canadian Transferred Assets) in the two years prior to the date on which the Baker Hughes Contributions occur to the extent (i) on an asset-by-asset basis, the reimbursed capital expenditure does not exceed 20% of the fair market value, as of the Closing Date, of the Baker Hughes Transferred Asset with respect to which such capital expenditure was incurred or (ii) such 20% limitation does not apply because the fair market value of such Baker Hughes Transferred Asset does not exceed 120% of Baker Hughes’ adjusted basis, as of the Closing Date, in such Baker Hughes Transferred Asset, as determined in good faith by Baker Hughes after consultation with Partner.

“BJ Services Marks” means any Trademark included in the Baker Hughes Transferred Trademarks which includes, in whole or in part, any mark, indication or other reference to “BJ” or “BJ Services”.

“Brown Sand” means all sand utilized for fracturing not originating from the upper Midwest (Minnesota, Wisconsin and Illinois) found in the Wonewoc, St. Peter and Jordan Formations.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Canadian Transferred Assets Purchase Price” means $40,000,000, as adjusted to reflect the fair market value of the Canadian Transferred Assets as set forth in the Canadian Valuation Statement (such adjustment, the “Canadian Transferred Asset Price Differential”); provided, that the Canadian Transferred Assets Purchase Price shall not exceed $77,000,000.

“Closing Date” means the date of the Closing.

“Code” means the Internal Revenue Code of 1986, as amended.

“Consulting Agreement” means that certain consulting agreement between the Company and the Person listed on Annex I in the form agreed upon by the parties prior to the date hereof.

“Environmental Laws” means any Applicable Law relating to public or worker health or safety (to the extent relating to exposure to Hazardous Substances), pollution or protection of the environment or the handling, storage, generation, use, disposal, release or threatened release of Hazardous Substances, including pollutants, contaminants, wastes or chemicals or any toxic, radioactive, ignitable, corrosive, reactive or otherwise Hazardous Substances, wastes or materials.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended and the rules and regulations promulgated thereunder.

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any transnational, domestic or foreign federal, state, provincial, territorial or local governmental, regulatory or administrative authority, department, court, agency or official, including any political subdivision thereof or arbitral tribunal (public or private).

“Hazardous Substance” means any substance, waste or material listed, defined or classified as a pollutant, contaminant, hazardous substance, toxic substance, hazardous waste or words of similar import or regulatory effect, or for which liability or standards of conduct may be imposed, under any law pertaining to the environment, including petroleum, polychlorinated biphenyls and asbestos.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Income Taxes” means all Taxes based upon, measured by, or calculated with respect to net income or profits (including any capital gains, franchise, minimum taxes, any Taxes under section 116 or Part XIII of the Tax Act and any Taxes on items of tax preference, but excluding sales, use, real property gains, real or personal property, gross or net receipts, Transfer Taxes or other similar Taxes), including any such Taxes that are imposed through withholding.

“Intellectual Property License Agreement” means an Intellectual Property License Agreement between the Company and Baker Hughes to be entered into at the Closing, substantially in the form attached hereto as Exhibit A.

“Intellectual Property Rights” means any and all intellectual property or similar proprietary rights throughout the world, including (i) patents and patent applications (including all reissues, divisions, continuations, continuations-in-part, extensions and reexaminations thereof) issued, registered or applied for in the United States and all other nations throughout the world, and all improvements to the inventions disclosed in each such patent or patent application (“Patents”), (ii) trademarks, service marks, trade dress, logos, domain names, trade names, corporate names and all other designations of commercial source or origin (whether or not registered) in the United States and all other nations throughout the world, including all registrations and applications for registration of the foregoing and all goodwill associated therewith (“Trademarks”), (iii) works of authorship, copyrights (whether or not registered) and registrations and applications for registration thereof in the United States and all other nations throughout the world, including all derivative works, moral rights, renewals, extensions, reversions or restorations associated with such copyrights, now or hereafter provided by law, regardless of the medium of fixation or means of expression, (iv) computer software (including source code, object code, firmware, operating systems and specifications) (“Software”), (v) trade secrets, inventions (whether patentable or unpatentable and whether or not reduced to practice), manufacturing and production processes and techniques, specifications, designs, formulas, and, whether or not confidential, business information (including pricing and cost information, business and marketing plans and customer and supplier lists) research and development information and know-how, (vi) data, databases and data collections, (vii) rights of publicity, privacy and endorsement, (viii) industrial designs and registrations and applications for registration thereof throughout the world and (ix) all rights to sue or recover and retain damages and costs and attorneys’ fees for past, present and future infringement or misappropriation of any of the foregoing.

“JV Investor Initial Membership Acquisition Payment Amount” means $37,000,000 plus the Unsubstantiated Capex Amount plus the Canadian Transferred Asset Price Differential, if such amount is negative, and minus the Canadian Transferred Price Differential, if such amount is positive.

“JV Investor Second Membership Acquisition Contribution Amount” means $288,000,000 less the Unsubstantiated Capex Amount, minus the Canadian Transferred Asset Price Differential, if such amount is negative, and plus the Canadian Transferred Price Differential, if such amount is positive.

“knowledge of Baker Hughes,” “Baker Hughes’ knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of Derek Mathieson, Dave Dillon or Hatem Haidar after reasonable inquiry.

“knowledge of Partner,” “Partner’s knowledge” or any other similar knowledge qualification in this Agreement means to the actual knowledge of Warren Zemlack or Caleb Barclay after reasonable inquiry.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, statutory or deemed trust, preferential right to purchase, third party consent to transfer, security interest or encumbrance in respect of such property or asset.

“Membership Interest” means a limited liability company interest in the Company.

“Partner Balance Sheet” means the balance sheet of the Partner Contributed Business as of the Partner Balance Sheet Date.

“Partner Balance Sheet Date” means September 30, 2016. “Partner Basket” means $2,250,000.

“Partner Business Employee” shall mean any individual employed by Partner or any of its Affiliates who devotes a majority of his or her working time to performing services on behalf of the Partner Contributed Business.

“Partner Cap” means $18,750,000.

“Partner Contributed Environmental Liabilities” means the Partner Specified Environmental Liabilities and any and all liabilities, obligations or commitments to the extent arising in connection with or in any way relating to (x) the Partner Contributed Assets, (y) any activities or operations occurring or conducted at the Partner Contributed Facilities or (z) the conduct of the Partner Contributed Business to the extent relating to the Partner Contributed Assets, in each case whether accrued, contingent, absolute, determined, determinable or otherwise, which arise under or relate to any Environmental Law (and, except for any Partner Excluded Environmental Liability, including any matter disclosed or required to be disclosed in Section 4.16 of the Partner Disclosure Schedule); provided that the Partner Contributed Environmental Liabilities shall not include the Partner Excluded Environmental Liabilities.

“Partner Covered Tax” means any (i) Tax for a Pre-Closing Tax Period (including any Tax allocable to a Pre-Closing Tax Period under Section 8.01(f)) to the extent arising out of or relating to the Partner Contributed Business, the Partner Contributed Assets or Allied NewCo, (ii) Tax arising out of any Excluded Partner Asset, (iii) Income Taxes of Partner or any of its Affiliates and (iv) Transfer Tax (or portion thereof) borne by Partner under Section 8.01(c).

“Partner Employee Plan” means any (i) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (ii) pension, retirement, profit-sharing, savings, health, disability, life insurance, welfare, bonus, incentive, commission, stock option or other equity or equity-based, deferred compensation, severance, retention, employment, change of control or (iii) other compensation or benefit plan, policy, program, arrangement, contract or agreement, in each case that is maintained, sponsored or contributed to or required to be contributed to by Partner or any of its Affiliates for the benefit of any Partner Business Employee, but excluding Canadian statutory benefit plans in which Partner or any of its Affiliates is required to participate, including the Canada Pension Plan and Quebec Pension Plan and plans administered pursuant to health tax, workplace safety insurance and employment insurance law.

“Partner Excluded Environmental Liabilities” means any and all liabilities, obligations or commitments arising under Environmental Law (i) to remediate, pursuant to Environmental Law, the matters listed on Section 2.11(h) of the Partner Disclosure Schedule or (ii) to the extent related to the transportation or arranging for the transportation of, or the disposal or arrangement for the disposal of, Hazardous Substances in connection with or in any way relating to any real property or facility currently or formerly owned, leased, operated or occupied by Partner or its Affiliates (or any of their predecessors) (including with respect to the Partner Contributed Business), or any real property or facility at which Partner or its Affiliates (or any of their predecessors) formerly provided any services (including with respect to the Partner Contributed Business), in each case that is not listed on Section 2.08(a) of the Partner Disclosure Schedule, Section 1.01(a)(ii) of the Baker Hughes Disclosure Schedule or Section 2.02(a) of the Baker Hughes Disclosure Schedule, to any offsite location for disposal or recycling prior to the Closing Date.

“Partner Fundamental Reps” means the representations and warranties contained in Sections 4.01, 4.02, 4.03, 4.13(a) and 4.19.

“Partner Interim Retained Obligations” means any liability, commitment or obligation of any kind, whether known or unknown, accrued, absolute, contingent or otherwise, relating to the Partner Contributed Assets (including relating to the Partner Contributed Contracts) or the conduct of the Partner Contributed Business, in each case solely to the extent arising during any periods prior to the Closing Date, other than the Partner Contributed Environmental Liabilities and the Partner Excluded Environmental Liabilities.

“Partner Licensed IP” means the Intellectual Property Rights licensed by Partner or its Affiliates to Baker Hughes under the Intellectual Property License Agreement.

“Partner Material Adverse Effect” means any change, effect, event, state of facts, circumstance or occurrence that is or would reasonably be expected to be, materially adverse to the financial condition, business or results of operations of the Partner Contributed Business, taken as a whole, excluding any effect resulting from (A) changes in GAAP or changes in the regulatory accounting requirements applicable to any industry in which the Partner Contributed Business operates, (B) changes in the general economic or political conditions in the United States, (C) changes (including changes of Applicable Law) or conditions generally affecting the industry in which the Partner Contributed Business operates, (D) acts of war, sabotage or terrorism or natural disasters involving the United States of America, (E) the announcement or consummation of the transactions contemplated by this Agreement (other than pursuant to Section 4.06), (F) any action taken (or omitted to be taken) at the request of Baker Hughes or (G) any action taken by Partner that is required, expressly contemplated or permitted pursuant to this Agreement (other than in connection with the requirement for Partner to use its commercially reasonable efforts to conduct the Partner Contributed Business in the ordinary course consistent with past practice pursuant to Section 6.01), except in the case of clauses (A), (B) and (C) to the extent that such adverse changes, effects, events, states of facts, circumstances or occurrences have a disproportionately adverse impact on the Partner Contributed Business as compared to other participants in the industry in which the Partner Contributed Business operates.

“Partner Parties” means Partner and each Subsidiary of Partner that is contributing any portion of the Allied NewCo Interim Contribution to Allied NewCo pursuant to this Agreement. The Partner Parties are set forth on Section 1.01(a)(i) of the Partner Disclosure Schedule.

“Partner Qualifying Offer” means an offer of employment made by the Company or one of its Subsidiaries to a Partner Business Employee that is made by the date set forth in Section 9.01, that is effective as of the Applicable Transfer Date and that provides for the terms of employment set forth in Article 9.

“Partner Specified Environmental Liabilities” means any and all liabilities, obligations or commitments arising under or relating to Environmental Laws and in any way relating to (i) any toxic torts or the exposure of any Person to Hazardous Substances in connection with or in any way relating to the Partner Contributed Assets or any activities or operations occurring or conducted at the Partner Contributed Facilities (including any property damage or personal injury claims related thereto) to the extent arising out of any conditions or events occurring prior to the Closing Date, (ii) the transportation or arranging for the transportation of, or the disposal or arranging for the disposal to any offsite location, in each case, for disposal or recycling prior to the Closing Date, of, Hazardous Substances in connection with or any way relating to any real property or facility listed on Section 2.08(a) of the Partner Disclosure Schedule, or (iii) any violation of Environmental Law prior to the Closing in connection with any Partner Contributed Assets (other than the Partner Excluded Environmental Liabilities).

“Permitted Liens” means (i) mechanics, materialmen’s and similar Liens for labor provided in the ordinary course of business with respect to any amounts not yet due and payable as of the Closing Date, (ii) Liens for Taxes not yet due and payable as of the Closing Date or which are being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with applicable accounting principles, (iii) Liens securing rental payments under capital lease agreements, (iv) Liens on real property that (A) are matters of public record and (B) do not materially interfere with the present uses of such real property, (v) to the extent terminated in connection with the Closing, Liens securing payment, or any other obligations, of the Baker Hughes Contributions or the BH Canadian Asset Purchase or Allied NewCo Contribution, as applicable, (vi) Liens constituting a lease, sublease or occupancy agreement that gives any third party any right to occupy any real property; provided that such agreements do not contain any rights of first refusal, rights of first offer or purchase options, (vii) Liens arising in the ordinary course of business and not incurred in connection with the borrowing of money, (viii) Liens referred to in the Baker Hughes Balance Sheet or Partner Balance Sheet and set forth on the Baker Hughes Disclosure Schedule or the Partner Disclosure Schedule, as applicable, (ix) Liens described in the Baker Hughes Disclosure Schedule or Partner Disclosure Schedule, as applicable, and (x) other Liens, if any, that would not be material to the Baker Hughes Contributed Business or Partner Contributed Business, as applicable, in each case taken as a whole.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Post-Closing LLC Agreement” means an amended and restated limited liability company agreement of the Company substantially in the form attached hereto as Exhibit B.

“Pre-Closing LLC Agreement” means an amended and restated limited liability company agreement of the Company mutually agreed upon by the parties hereto (acting reasonably) prior to the completion of the Baker Hughes Contributions.

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) with respect to a Straddle Period, the portion of such Straddle Period up to and including the Closing Date.

“Remedial Actions” means all actions required to (i) clean up, remove, remediate, treat or in any other way address any Hazardous Substance in the indoor or outdoor environment, (ii) prevent or minimize any release so that a Hazardous Substance does not migrate or endanger or threaten to endanger public health or welfare or the indoor or outdoor environment or (iii) perform pre remedial studies and investigations and post-remedial monitoring and care with respect to any Hazardous Substance.

“Straddle Period” means any Tax period beginning on or before and ending after the Closing Date.

“Subsidiary” means, with respect to any Person, another Person, an amount of the voting securities or other voting ownership interests of which is sufficient, together with any contractual rights, to elect at least a majority of its Board or other governing body (or, if there are no such voting interests, 50% or more of the equity interests of which) is owned directly or indirectly by such first Person.

“Tax” means (i) any federal, state, provincial, county, local, foreign or other tax (including income, profits, premium, disability, alternative minimum, stamp, value added, goods and services, estimated, excise, sales, use, occupancy, gross receipts, franchise, ad valorem, severance, capital levy, production, transfer, employment, employer health, unemployment compensation, payroll-related and property taxes), import duties, unclaimed or abandoned property liabilities, health insurance and Canada, Quebec and other government pension plan premiums, governmental fee or other like assessment or charge of any kind whatsoever (including withholding on amounts paid to or by any Person), together with any interest, penalty, addition to tax or additional amount imposed by any Governmental Authority (a “Taxing Authority”) responsible for the imposition, administration or collection of any of the foregoing, or (ii) liability for the payment of any amounts of the type described in (i) as a result of being a transferee (including within the meaning of section 160 of the Tax Act), successor or party to any agreement or any express or implied obligation to indemnify any other Person.

“Tax Act” means the Income Tax Act (Canada), and the regulations promulgated thereunder, each as amended from time to time.

“Tax Consideration” means the amount required under Section 1060 of the Code to be allocated among the Baker Hughes Canadian Transferred Assets.

“Tax Return” means any federal, state, provincial, local, foreign or other applicable return, declaration, report, claim for refund, information return or statement or other document (including any related or supporting schedules, statements or information) with respect to any Tax filed or required to be filed with the U.S. Internal Revenue Service, the Canada Revenue Agency or any other Taxing Authority in connection with the determination, assessment or collection of any Tax of any party or the administration of any laws, regulations or administrative requirements relating to any Tax.

“Transaction Expenses” means, without duplication, all liabilities (except for any Taxes) incurred by any party hereto and their Affiliates (which in the case of Baker Hughes shall include the Company for all periods prior to the Closing) for fees, expenses, costs or charges as a result of the contemplation, negotiation, efforts to consummate or consummation of the transactions contemplated by this Agreement, including any fees and expenses of investment bankers, attorneys, accountants or other advisors, and any fees payable by such parties to Governmental Authorities or other third parties, in each case, in connection with the consummation of the transactions contemplated by this Agreement.

“Transition Services Agreement” means a Transition Services Agreement between the Company and Baker Hughes to be entered into at the Closing, substantially in the form attached hereto as Exhibit C.

“Treasury Regulations” means the regulations promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code.

“Unimin Sand Contract” means that certain Fourth Amended and Restated Sales Agreement, entered into as of January 1, 2016, by and between Baker Hughes (as successor-ininterest to BJ Services Company, U.S.A.) and Unimin Corporation (“Unimin”).

“Unsubstantiated Capex Amount” means $73,000,000 less the BH Capital Expenditure Reimbursement Amount.

“WARN Act” means the Worker Adjustment Retraining Notification Act of 1988 and any similar Applicable Law.

“White Sand” means uncoated premium northern white sand originating from the upper Midwest (Minnesota, Wisconsin and Illinois) found in the Wonewoc, St. Peter and Jordan formations.

(b) Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Referee	2.16(a)
Agreement	Preamble
Allied NewCo	Recitals
Allied NewCo Contribution	Recitals
Allied NewCo Formation	Recitals
Allied NewCo Interests	2.12(a)
Allied NewCo Membership Interests	2.15
Alternative White Sand	7.08(b)
Annual Unimin Certificate	7.08(c)
Assignment and Assumption Agreement	2.17(e)
Baker Hughes	Preamble
Baker Hughes Contract Liabilities	2.05(a)
Baker Hughes Contributed Business	Recitals
Baker Hughes Contributions	Recitals

Baker Hughes Disclosure Schedule	13.12
Baker Hughes Indemnified Parties	11.02(c)(i)
Baker Hughes Insurance Policies	3.20(a)
Baker Hughes Leased Real Property	3.13(b)
Baker Hughes Required Consents	3.06
Baker Hughes Retained Policies	7.05
Baker Hughes Retained Policy Claims	7.05
Baker Hughes Specified Actions	2.05(b)
Baker Hughes Specified Reps	10.02
Baker Hughes Transferred Assets	2.02
Baker Hughes Transferred Contracts	2.02(d)
Baker Hughes Transferred Employee	9.01
Baker Hughes Transferred Facilities	2.02(a)
Baker Hughes Transferred IP	2.02(j)
Baker Hughes Transferred Liabilities	2.04
Baker Hughes Transferred MSAs	2.02(m)
Baker Hughes Transferred Patents	2.02(i)
Baker Hughes Transferred Trademarks	2.02(j)
Baker Hughes U.S. Transferred Assets	2.02
Baker Hughes U.S. Transferred Liabilities	2.04
Baker Hughes Warranty Breach	11.02(a)(i)(A)
BH Canadian Asset Transfer	Recitals
BH Capital Expenditure Reimbursement	Recitals
BH Cure Period	12.01(d)
BH SubCo	Recitals
BH SubCo Contribution	Recitals
BH SubCo Interim Contribution	Recitals
BH Unimin Purchase Requirement	7.08(b)
BH Valuation Statement	Section 2.16(a)
BHCC	Recitals
BHOO Contribution	Recitals
Canadian Transferred Asset Price Differential	1.01
Canadian Valuation Statement	Section 2.16(a)
CanCo	Recitals
Closing	2.17
Commitment Letters	Recitals
Company	Preamble
Company Entity Formations	Recitals
Company Indemnified Parties	11.02(a)(i)
Cost Differential	7.08(b)
CSL	Recitals
CSL Equity Commitment Letter	Recitals
Damages	11.02(a)(i)
e-mail	13.01
Excluded Baker Hughes Assets	2.03
Excluded Baker Hughes Liabilities	2.05

Excluded Partner Assets	2.09
Excluded Partner Liabilities	2.11
Existing Company Names	5.05
Financing	4.18
GS Entities	13.14
GS Investor	Recitals
GS Investor Equity Commitment Letter	Recitals
Guaranties	Recitals
Indemnified Party	11.03(a)
Indemnifying Party	11.03(a)
Intended Tax Treatment	13.15(a)
Investor JV	Preamble
Investor JV Equity Commitment letter	Recitals
Investor JV Related Party	12.03
JV Investor Initial Membership Acquisition	Recitals
JV Investor Second Membership Acquisition	Recitals
JV Investor Second Membership Acquisition Contribution	Recitals
LuxCo	Recitals
Monthly Unimin True-Up Payment	7.08(b)
Partner	Preamble
Partner Business Assets	2.08
Partner Contract Liabilities	2.11(a)
Partner Contributed Assets	2.08
Partner Contributed Business	Recitals
Partner Contributed Contracts	2.08(d)
Partner Contributed Facilities	2.08(a)
Partner Contributed Liabilities	2.10
Partner Cure Period	12.01(e)
Partner Disclosure Schedule	13.12
Partner Indemnified Parties	11.02(c)(ii)
Partner Insurance Policies	4.21(a)
Partner Membership Interest Transfer	Recitals
Partner Required Consents	4.06
Partner Specified Actions	2.11(b)
Partner Specified Reps	10.03
Partner Transferred Employee	9.01
Partner Transferred IP	2.08(j)
Partner Transferred Patents	2.08(i)
Partner Transferred Trademarks	2.08(j)
Partner Valuation Statement	Section 2.16(a)
Partner Warranty Breach	11.02(b)(i)(A)
Potential Contributor	11.06
Pre-Closing Occurrences	7.05
Recovery Costs	7.05
Reimbursable Liquidated Damages	7.08(c)

Structuring Transactions	Recitals
Tax Benefit	11.05(a)(ii)
Taxing Authority	1.01
Terminating BH Breach	12.01(d)
Terminating Partner Breach	12.01(e)
Termination Date	12.01(b)
Termination Fee	12.03(a)
Third Party Claim	11.03(a)
Transfer Taxes	8.01(c)
Valuation Statements	2.16(a)
Well-Site Cost	7.08(b)

Section 1.02. Other Definitional and Interpretative Provisions. The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement. Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”, whether or not they are in fact followed by those words or words of like import. “Writing”, “written” and comparable terms refer to printing, typing and other means of reproducing words (including electronic media) in a visible form. References to “dollars” or “$” shall mean United States dollars. References to any statute shall be deemed to refer to such statute as amended from time to time and to any rules or regulations promulgated thereunder. References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any Person include the successors and permitted assigns of that Person. References from or through any date mean, unless otherwise specified, from and including or through and including, respectively. References to “law”, “laws” or to a particular statute or law shall be deemed also to include any and all Applicable Law.

ARTICLE 2

CONTRIBUTIONS; CASH CONSIDERATION; ISSUANCES OF MEMBERSHIP INTERESTS

Section 2.01. BH SubCo Interim Contribution. (a) Upon the terms and subject to the conditions of this Agreement, Baker Hughes agrees to contribute, convey, transfer, assign and deliver, or to cause to be contributed, conveyed, transferred, assigned and delivered, to BH SubCo, and Baker Hughes shall cause BH SubCo to accept, at least five days prior to the Closing and immediately prior to the transactions contemplated by Section 2.02 and Section 2.04, all of Baker Hughes’ right, title and interest in, to and under the BH SubCo Assets.

Section 2.02. Baker Hughes Transferred Assets. Except as otherwise provided herein, upon the terms and subject to the conditions of this Agreement, Baker Hughes agrees to, and agrees to cause BH SubCo to, contribute, convey, transfer, assign and deliver, or to cause to be contributed, conveyed, transferred, assigned and delivered, to the Company, and the Company agrees to accept, immediately following the transactions contemplated by Section 2.01, free and clear of all Liens, other than Permitted Liens, all of the Baker Hughes Parties’ right, title and interest in, to and under the following (in each case, excluding Baker Hughes Canadian Transferred Assets) (collectively, the “Baker Hughes U.S. Transferred Assets” and, together with the Baker Hughes Canadian Transferred Assets, the “Baker Hughes Transferred Assets”) pursuant to the Baker Hughes Contributions:

(a) the real property that any of the Baker Hughes Parties owns in fee simple and leases of, and other interests in, real property, in each case, together with all land, buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto listed on Section 2.02(a) of the Baker Hughes Disclosure Schedule (together with any such assets included in the Baker Hughes Canadian Transferred Assets, the “Baker Hughes Transferred Facilities”);

(b) all tangible personal property, including equipment, machinery and facilities, and interests therein, used or held for use primarily in the operation of the Baker Hughes U.S. Transferred Assets, regardless of whether located at the Baker Hughes Transferred Facilities or elsewhere, including such tangible personal property listed on Section 2.02(b)(x) of the Baker Hughes Disclosure Schedule but excluding such tangible personal property listed on Section 2.02(b)(y) of the Baker Hughes Disclosure Schedule;

(c) all raw materials, work-in-process, finished goods, supplies and other inventories used or held for use primarily in the operation of the Baker Hughes U.S. Transferred Assets;

(d) all transferable right, title and interest under contracts, agreements, leases, licenses, commitments, sales and purchase orders and other instruments listed on Section 2.02(d) of the Baker Hughes Disclosure Schedule and any purchase orders relating exclusively to the Baker Hughes Contributed Business entered into after the date hereof in accordance with the terms of this Agreement (together with any such assets included in the Baker Hughes Canadian Transferred Assets, the “Baker Hughes Transferred Contracts”);

(e) all prepaid expenses, including ad valorem Taxes, leases and rentals to the extent relating to the operation of the Baker Hughes U.S. Transferred Assets;

(f) all causes of action against third parties to the extent relating primarily to the Baker Hughes U.S. Transferred Assets or the Baker Hughes Transferred Liabilities, including, without limitation, any warranty claims;

(g) all transferable licenses, permits or other governmental authorizations used primarily in the operation of the Baker Hughes U.S. Transferred Assets;

(h) all books, records (other than personnel records), files and papers, whether in hard copy or computer format, used primarily in the operation of the Baker Hughes U.S. Transferred Assets;

(i) the Patents listed on Section 2.02(i) of the Baker Hughes Disclosure Schedule (together with any such assets included in the Baker Hughes Canadian Transferred Assets, the “Baker Hughes Transferred Patents”);

(j) the Trademarks listed on Section 2.02(j) of the Baker Hughes Disclosure Schedule (together with any such assets included in the Baker Hughes Canadian Transferred Assets, the “Baker Hughes Transferred Trademarks” and, together with the Baker Hughes Transferred Patents, the “Baker Hughes Transferred IP”);

(k) all proceeds of any Baker Hughes U.S. Transferred Assets sold or otherwise disposed of in the ordinary course of business (excluding any proceeds from any sale or disposition set forth on Section 5.01(c) of the Baker Hughes Disclosure Schedule), or, to the extent primarily related to the operation of the Baker Hughes U.S. Transferred Assets, any insurance proceeds received or the rights to proceeds to be or that may be received as a result of insurance claims made or that could have been made for all periods from the date hereof through the Closing Date, during the period from the date hereof until the Closing Date;

(l) all information technology assets (excluding any Software) listed on Section 2.02(l) of the Baker Hughes Disclosure Schedule, provided that the Company shall acquire from third parties any and all other third party hardware and software required to run such information technology assets;

(m) all master services agreements of the Baker Hughes Parties or any of their Affiliates used primarily in the operation of the Baker Hughes U.S. Transferred Assets to the extent transferable, to the extent listed on Section 2.02(m) of the Baker Hughes Disclosure Schedule (together with any such assets included in the Baker Hughes Canadian Transferred Assets, “Baker Hughes Transferred MSAs”);

(n) to the extent permitted by Applicable Law, the personnel records (including all human resources and other records) of the Baker Hughes Transferred Employees; and

(o) all Tax Returns that relate solely to the Baker Hughes Contributed Business or any Baker Hughes U.S. Transferred Asset, excluding any consolidated, combined, affiliated or unitary Tax Return of Baker Hughes or any of its Affiliates.

Section 2.03. Excluded Baker Hughes Assets. Partner and the Company expressly understand and agree that all assets related to the Baker Hughes Contributed Business (including any assets owned, leased, operated, occupied or used in connection with the Baker Hughes Contributed Business) that are not Baker Hughes Transferred Assets shall be excluded from the Baker Hughes Contributions and the BH Canadian Asset Purchase (collectively, the “Excluded Baker Hughes Assets”), including the following assets and properties of Baker Hughes or its Affiliates (or any of their predecessors):

(a) all of the Baker Hughes Parties’ cash and cash equivalents on hand and in banks (other than with respect to the cash proceeds described in Section 2.02(k) or analogous cash proceeds included in the Baker Hughes Canadian Transferred Assets);

(b) all current assets (other than such assets described in Section 2.02(c) or analogous assets included in the Baker Hughes Canadian Transferred Assets), including accounts, notes and other receivables, of Baker Hughes or any of its Affiliates;

(c) other than the Baker Hughes Transferred MSAs and the Baker Hughes Transferred Contracts, all master services agreements and any contracts, agreements, leases, licenses, commitments, sales and purchase orders and other instruments of the Baker Hughes Parties or any of their Affiliates;

(d) all insurance policies of the Baker Hughes Parties or any of their Affiliates and all claims, credits, causes of action or rights thereunder (other than to the extent contemplated by Section 7.05);

(e) all Intellectual Property Rights owned by or licensed to the Baker Hughes Parties or any of their Affiliates (including the Baker Hughes Names and Marks), other than the Baker Hughes Transferred IP;

(f) all books, records, files and papers, whether in hard copy or computer format, prepared in connection with this Agreement or the transactions contemplated hereby and all minute books and corporate records of the Baker Hughes Parties and their Affiliates;

(g) all accounting goodwill associated with the Baker Hughes Contributed Business or the Baker Hughes Transferred Assets;

(h) all causes of action against third parties to the extent relating primarily to the Excluded Baker Hughes Assets or the Excluded Baker Hughes Liabilities;

(i) all rights of Baker Hughes arising under this Agreement or the transactions contemplated hereby;

(j) all claims for Tax refunds and all other Tax assets associated with the Baker Hughes Transferred Assets or the Baker Hughes Contributed Business attributable to a Pre-Closing Tax Period;

(k) except for the Tax Returns described in Section 2.02(o) (or analogous Tax Returns included in the Baker Hughes Canadian Transferred Assets), all Tax Returns of the Baker Hughes Parties and their Affiliates and all other Tax-related documents of the Baker Hughes Parties and their Affiliates, including any consolidated, combined, affiliated or unitary Tax Return that includes Baker Hughes or any of its Affiliates;

(l) the personnel records (including all human resources and other records) of Baker Hughes and its Affiliates relating to employees of Baker Hughes and its Affiliates, other than the Baker Hughes Transferred Employees;

(m) all assets related to the Baker Hughes Employee Plans and any other benefit or compensation plan, program, agreement, contract, policy or arrangement at any time maintained, sponsored or contributed or required to be contributed to by Baker Hughes or any of its Affiliates or with respect to which Baker Hughes or any of its Affiliates has any current or contingent liability or obligation;

(n) any Baker Hughes Transferred Assets sold or otherwise disposed of in the ordinary course of business prior to the date hereof or during the period from the date hereof until the Closing Date in accordance with Section 5.01(c);

(o) any real property or facility currently or formerly owned, leased, operated, occupied or used by Baker Hughes or its Affiliates (or any of their predecessors) (including with respect to the Baker Hughes Contributed Business), or at which Baker Hughes or its Affiliates (or any of their predecessors) formerly provided any services (including with respect to the Baker Hughes Contributed Business), that is not listed on Section 2.02(a) of the Baker Hughes Disclosure Schedule, Section 1.01(a)(ii) of the Baker Hughes Disclosure Schedule or Section 2.08(a) of the Partner Disclosure Schedule; and

(p) for the avoidance of doubt, completions products such as “Gravel Pack” or “Frac Pack” equipment, pumps, service tools, services or products associated with sand control, well inflow control, remedial & stimulation (R&S) equipment, frac packers/plugs or multi stage frac completions product line of business as well as any chemical or additives products or services provided by Baker Hughes’ Chemicals product lines.

Section 2.04. Baker Hughes Transferred Liabilities. Upon the terms and subject to the conditions of this Agreement, the Company agrees, effective immediately following the transactions contemplated by Section 2.01, to assume all debts, obligations and liabilities of the Baker Hughes Parties (or any predecessor of the Baker Hughes Parties or any prior owner of all or part of their businesses and assets) of any kind, character or description (whether known or unknown, accrued, absolute, contingent or otherwise and whether arising before, on or after the Closing) to the extent relating to or arising out of (x) the Baker Hughes Transferred Assets, (y) the conduct of the Baker Hughes Contributed Business to the extent relating to the Baker Hughes Transferred Assets (as currently or formerly conducted) or (z) the conduct of the Company’s business, in each case except for the Excluded Baker Hughes Liabilities and the Baker Hughes Canadian Transferred Liabilities (the “Baker Hughes U.S. Transferred Liabilities” and, together with the Baker Hughes Canadian Transferred Liabilities, the “Baker Hughes Transferred Liabilities”), including the following:

(a) all liabilities set forth on the Baker Hughes Balance Sheet to the extent not satisfied prior to the Closing Date;

(b) all liabilities and obligations of the Baker Hughes Parties or any of their Affiliates arising under the Baker Hughes Transferred Contracts, except for the Baker Hughes Contract Liabilities;

(c) all Baker Hughes Contributed Environmental Liabilities;

(d) all liabilities and obligations arising out of any action, suit, investigation or proceeding to the extent relating to or arising out of the Baker Hughes Transferred Assets or the conduct of Baker Hughes Contributed Business to the extent relating to the Baker Hughes Transferred Assets before any arbitrator or any Governmental Authority, except the Baker Hughes Specified Actions;

(e) all liabilities and obligations (i) with respect to each Baker Hughes Transferred Employee, other than any such liabilities and obligations that are (x) expressly retained by the Baker Hughes Parties pursuant to Article 9 or (y) that are established (with the Company bearing the burden of proof) to arise solely from actions, omissions or events that occur entirely prior to the Closing Date, or (ii) that are expressly assumed by the Company pursuant to Article 9 (subject to, for the avoidance of doubt, Section 2.05(d)); and

(f) all Baker Hughes Interim Retained Obligations.

Section 2.05. Excluded Baker Hughes Liabilities. Notwithstanding any provision in this Agreement or any other writing to the contrary, the Company and CanCo are assuming from the Baker Hughes Parties only the Baker Hughes Transferred Liabilities and are not assuming any other liability or obligation of the Baker Hughes Parties of whatever nature, whether presently in existence or arising hereafter. All such other liabilities and obligations shall be retained by and remain obligations and liabilities of the Baker Hughes Parties (all such liabilities and obligations not being assumed being herein referred to as the “Excluded Baker Hughes Liabilities”). Notwithstanding any provision in this Agreement or any other writing to the contrary, Excluded Baker Hughes Liabilities (which shall not be assumed by the Company or CanCo) include:

(a) any liability or obligation arising under the Baker Hughes Transferred Contracts to the extent it is established (with the Company bearing the burden of proof) that such liability or obligation arose solely from the operation of the Baker Hughes Contributed Business prior to the Closing Date (the “Baker Hughes Contract Liabilities”);

(b) all liabilities and obligations arising out of any action, suit, investigation or proceeding set forth in Section 2.05(b) of the Baker Hughes Disclosure Schedule (the “Baker Hughes Specified Actions”);

(c) any liability or obligation for Baker Hughes Covered Taxes;

(d) except as otherwise expressly provided by Article 9, all liabilities and obligations (i) related to the Baker Hughes Employee Plans and any other benefit or compensation plan, program, agreement, contract, policy or arrangement at any time maintained, sponsored or contributed or required to be contributed to by Baker Hughes or any of its Affiliates or with respect to which Baker Hughes or any of its Affiliates has any current or contingent liability or obligation or (ii) except as otherwise expressly provided by Section 2.04(e), arising out of or in connection with or relating to the employment or service with or termination of employment or service from Baker Hughes or any of its Affiliates of any Person, including any Baker Hughes Business Employee who does not receive an offer of employment from the Company;

(e) any liability or obligation relating to or arising out of the Excluded Baker Hughes Assets;

(f) Transaction Expenses of Baker Hughes and its Affiliates (including the Company prior to the Closing);

(g) all accounts payable and other current liabilities existing as of the Closing Date; and

(h) all Baker Hughes Excluded Environmental Liabilities.

Section 2.06. Entity Formations. At least five days prior to the Closing, (a) Baker Hughes shall cause the Company to complete the Company Entity Formations and (b) Partner shall complete the Allied NewCo Formation pursuant to the certificate of formation and limited liability company agreement set forth in Exhibit E.

Section 2.07. JV Investor Membership Acquisition and BH Capital Expenditure Reimbursement. (a) At the Closing, Investor JV shall acquire Membership Interests held by Baker Hughes and Membership Interests held by BH SubCo for an aggregate amount equal to the JV Investor Initial Membership Acquisition Payment Amount, which shall be paid as provided in Section 2.17.

(b) At the Closing (and immediately following the transactions contemplated by Section 2.07(a)), Investor JV shall contribute to the Company the JV Investor Second Membership Acquisition Contribution, which shall be paid as provided in Section 2.17.

(c) At the Closing (and immediately following the transactions contemplated by Section 2.07(b)), the Company shall consummate the BH Capital Expenditure Reimbursement, which shall be paid as provided in Section 2.17.

Section 2.08. Partner Contributed Assets. Except as otherwise provided below, upon the terms and subject to the conditions of this Agreement, Partner agrees to contribute, convey, transfer, assign and deliver, or to cause to be contributed, conveyed, transferred, assigned and delivered, to Allied NewCo, and Allied NewCo agrees to accept, at least five (5) days prior to the Closing, free and clear of all Liens, other than Permitted Liens, all of the Partner Parties’ right, title and interest in, to and under the following (the “Partner Business Assets” and, together with the Allied NewCo Interests, “Partner Contributed Assets”):

(a) the real property that any of the Partner Parties own in fee simple and leases of, and other interests in, real property, in each case, together with all land, buildings, structures, improvements and fixtures located thereon, and all easements and other rights and interests appurtenant thereto listed on Section 2.08(a) of the Partner Disclosure Schedule (the “Partner Contributed Facilities”);

(b) all tangible personal property, including equipment, machinery and facilities, and interests therein, used or held for use primarily in the operation of the Partner Contributed Assets, regardless of whether located at the Partner Contributed Facilities or elsewhere, including such tangible personal property listed on Section 2.08(b)(x) of the Partner Disclosure Schedule but excluding such tangible personal property listed on Section 2.08(b)(y) of the Partner Disclosure Schedule;

(c) all raw materials, work-in-process, finished goods, supplies and other inventories used or held for use primarily in the operation of the Partner Contributed Assets;

(d) all transferable right, title and interest under contracts, agreements, leases, licenses, commitments, sales and purchase orders and other instruments listed on Section 2.08(d) of the Partner Disclosure Schedule and any purchase orders relating exclusively to the Partner Contributed Business entered into after the date hereof in accordance with the terms of this Agreement (collectively, the “Partner Contributed Contracts”);

(e) all prepaid expenses, including ad valorem Taxes, leases and rentals to the extent relating to the operation of the Partner Contributed Assets;

(f) all causes of action against third parties to the extent relating primarily the Partner Contributed Assets or the Partner Contributed Liabilities, including, without limitation, any warranty claims;

(g) all transferable licenses, permits or other governmental authorizations used primarily in the operation of the Partner Contributed Assets;

(h) all books, records (other than personnel records), files and papers, whether in hard copy or computer format, used primarily in the operation of the Partner Contributed Assets;

(i) the Patents listed on Section 2.08(i) of the Partner Disclosure Schedule (collectively, “Partner Transferred Patents”);

(j) the Trademarks listed on Section 2.08(j) of the Partner Disclosure Schedule (collectively, the “Partner Transferred Trademarks” and, together with the Partner Transferred Patents, the “Partner Transferred IP”);

(k) all proceeds of any Partner Contributed Assets sold or otherwise disposed of in the ordinary course of business (excluding any proceeds from any sale or disposition set forth on Section 6.01(c) of the Partner Disclosure Schedule), or, to the extent primarily related to the operation of the Partner Contributed Assets, any insurance proceeds received or the rights to proceeds to be or that may be received as a result of insurance claims made or that could have been made for all periods from the date hereof through the Closing Date, during the period from the date hereof until the Closing Date;

(l) all information technology assets (excluding any Software) listed on Section 2.08(l) of the Partner Disclosure Schedule, provided that the Company shall acquire from third parties any and all other third party hardware and software required to run such information technology assets;

(m) to the extent permitted by Applicable Law, the personnel records (including all human resources and other records) of the Partner Transferred Employees; and

(n) all Tax Returns that relate solely to the Partner Contributed Business or the Partner Contributed Assets, excluding any consolidated, combined, affiliated or unitary Tax Return of Partner or any of its Affiliates.

Section 2.09. Excluded Partner Assets. Baker Hughes and the Company expressly understand and agree that all assets related to the Partner Contributed Business (including any assets owned, leased, operated, occupied or used in connection with the Partner Contributed Business) that are not Partner Contributed Assets shall be excluded from the Partner Contributed Assets (the “Excluded Partner Assets”), including the following assets and properties of Partner or its Affiliates (or any of their predecessors):

(a) all of the Partner Parties’ cash and cash equivalents on hand and in banks (other than with respect to the cash proceeds described in Section 2.08(k));

(b) all current assets (other than such assets described in Section 2.08(c)), including accounts, notes and other receivables, of Partner or any of its Affiliates;

(c) other than the Partner Contributed Contracts, all contracts, agreements, leases, licenses, commitments, sales and purchase orders and other instruments of the Partner Parties or any of their Affiliates;

(d) all insurance policies of the Partner Parties or any of their Affiliates and all claims, credits, causes of action or rights thereunder (other than to the extent contemplated by Section 7.05);

(e) all Intellectual Property Rights owned by or licensed to the Partner Parties or any of their Affiliates, other than the Partner Transferred IP;

(f) all books, records, files and papers, whether in hard copy or computer format, prepared in connection with this Agreement or the transactions contemplated hereby and all minute books and corporate records of the Partner Parties and their Affiliates;

(g) all accounting goodwill associated with the Partner Contributed Business or the Partner Contributed Assets;

(h) all causes of action against third parties to the extent relating primarily to the Excluded Partner Assets or the Excluded Partner Liabilities;

(i) all rights of Partner arising under this Agreement or the transactions contemplated hereby;

(j) all claims for Tax refunds and all other Tax assets associated with the Partner Contributed Assets or the Partner Contributed Business attributable to a Pre-Closing Tax Period;

(k) except for the Tax Returns described in Section 2.08(n), all Tax Returns of the Partner Parties and their Affiliates and all other Tax-related documents of the Partner Parties and their Affiliates including any consolidated, combined, affiliated or unitary Tax Return that includes the Partner Parties or any of their Affiliates;

(l) the personnel records (including all human resources and other records) of Partner and its Affiliates relating to employees of Partner and its Affiliates, other than the Partner Transferred Employees;

(m) all assets related to the Partner Employee Plans and any other benefit or compensation plan, program, agreement, contract, policy or arrangement at any time maintained, sponsored or contributed or required to be contributed to by Partner or any of its Affiliates or with respect to which Partner or any of its Affiliates has any current or contingent liability or obligation; and

(n) any Partner Contributed Assets sold or otherwise disposed of in the ordinary course of business prior to the date hereof or during the period from the date hereof until the Closing Date in accordance with Section 6.01(c); and

(o) any real property or facility currently or formerly owned, leased, operated, occupied or used by Partner or its Affiliates (or any of their predecessors) (including with respect to the Partner Contributed Business), or at which Partner or its Affiliates (or any of their predecessors) formerly provided any services (including with respect to the Partner Contributed Business), that is not listed on Section 2.08(a) of the Partner Disclosure Schedule, Section 1.01(a)(ii) of the Baker Hughes Disclosure Schedule or Section 2.02(a) of the Baker Hughes Disclosure Schedule.

Section 2.10. Partner Contributed Liabilities. Upon the terms and subject to the conditions of this Agreement, Allied NewCo agrees, effective at the time of the Closing (and immediately following the transactions contemplated by Section 2.07), to assume all debts, obligations and liabilities of the Partner Parties (or any predecessor of the Partner Parties or any prior owner of all or part of their businesses and assets) of any kind, character or description (whether known or unknown, accrued, absolute, contingent or otherwise and whether arising before, on or after the Closing) to the extent relating to or arising out of (x) the Partner Contributed Assets or (y) the conduct of the Partner Contributed Business to the extent relating to the Partner Contributed Assets (as currently or formerly conducted), in each case except for the Excluded Partner Liabilities (the “Partner Contributed Liabilities”), including the following:

(a) all liabilities set forth on the Partner Balance Sheet to the extent not satisfied prior to the Closing Date;

(b) all liabilities and obligations of the Partner Parties or any of their Affiliates arising under the Partner Contributed Contracts, except for the Partner Contract Liabilities;

(c) all Partner Contributed Environmental Liabilities;

(d) all liabilities and obligations arising out of any action, suit, investigation or proceeding to the extent relating to or arising out of the Partner Contributed Assets or the conduct of the Partner Contributed Business to the extent relating to the Partner Contributed Assets before any arbitrator or any Governmental Authority, except the Partner Specified Actions;

(e) all liabilities and obligations (i) with respect to each Partner Transferred Employee, other than any such liabilities and obligations that are (x) expressly retained by the Partner Parties pursuant to Article 9 or (y) that are established (with the Company bearing the burden of proof) to arise solely from actions, omissions or events that occur entirely prior to the Closing Date, or (ii) that are expressly assumed by the Company pursuant to Article 9 (subject to, for the avoidance of doubt, Section 2.11(d)); and

(f) all Partner Interim Retained Obligations.

Section 2.11. Excluded Partner Liabilities. Notwithstanding any provision in this Agreement or any other writing to the contrary, Allied NewCo is assuming from the Partner Parties only the Partner Contributed Liabilities and is not assuming any other liability or obligation of the Partner Parties of whatever nature, whether presently in existence or arising hereafter. All such other liabilities and obligations shall be retained by and remain obligations and liabilities of the Partner Parties (all such liabilities and obligations not being assumed being herein referred to as the “Excluded Partner Liabilities”). Notwithstanding any provision in this Agreement or any other writing to the contrary, Excluded Partner Liabilities (which shall not be assumed by the Company) include:

(a) any liability or obligation arising under the Partner Contributed Contracts to the extent it is established (with the Company bearing the burden of proof) that such liability or obligation arose solely from the operation of the Partner Contributed Business prior to the Closing Date (the “Partner Contract Liabilities”);

(b) all liabilities and obligations arising out of any action, suit, investigation or proceeding set forth in Section 2.11(b) of the Partner Disclosure Schedule (the “Partner Specified Actions”);

(c) any liability or obligation for Partner Covered Taxes;

(d) except as otherwise expressly provided by Article 9, all liabilities and obligations (i) related to the Partner Employee Plans and any other benefit or compensation plan, program, agreement, contract, policy or arrangement at any time maintained, sponsored or contributed or required to be contributed to by Partner or any of its Affiliates or with respect to which Partner or any of its Affiliates has any current or contingent liability or obligation or (ii) except as otherwise expressly provided by Section 2.10(e), arising out of or in connection with or relating to the employment or service with or termination of employment or service from Partner or any of its Affiliates of any Person, including any Partner Business Employee who does not receive an offer of employment from the Company;

(e) any liability or obligation relating to or arising out of the Excluded Partner Assets;

(f) Transaction Expenses of Partner and its Affiliates (including the Company prior to the Closing);

(g) all accounts payable and other current liabilities existing as of the Closing Date; and

(h) all Partner Excluded Environmental Liabilities.

Section 2.12. Allied NewCo Contribution. (a) At the Closing (and immediately following the transactions contemplated by Sections 2.08 and 2.10), Partner shall contribute, convey, transfer, assign and deliver to the Company, free and clear of all Liens, all of the equity interests of Allied NewCo (the “Allied NewCo Interests”), and the Company agrees to accept the Allied NewCo Interests.

(b) At the Closing (and immediately following the transactions contemplated by Section 2.13 below), Partner shall contribute, convey, transfer, assign and deliver to Investor JV all of the Allied NewCo Membership Interests.

Section 2.13. BH Canadian Asset Purchase. (a) Except as otherwise provided herein, upon the terms and subject to the conditions of this Agreement, Baker Hughes agrees to cause BHCC to sell to CanCo, and CanCo agrees to purchase, at the Closing (and immediately following the transactions contemplated by Section 2.12(a)), free and clear of all Liens, other than Permitted Liens, all of BHCC’s right, title and interest in, to and under the Baker Hughes Canadian Transferred Assets.

(b) CanCo agrees, at the Closing (and immediately following the transactions contemplated by Section 2.12(a)), to assume all Baker Hughes Canadian Transferred Liabilities.

(c) As consideration for the transactions contemplated by Sections 2.13(a) and 2.13(b), the Company shall cause CanCo to pay to BHCC the Canadian Transferred Assets Purchase Price in cash at the Closing (and immediately following the transactions contemplated by Section 2.12(a)), which shall be paid as provided in Section 2.17.

Section 2.14. Assignment of Contracts and Rights. Prior to the Closing, each of Baker Hughes and Partner shall, and shall cause each of its respective Affiliates to, use its commercially reasonable efforts (which efforts shall not include paying a fee or incurring any obligation to obtain any necessary consent from a counterparty) to obtain Baker Hughes Required Consents and the Partner Required Consents, respectively. Notwithstanding the foregoing or anything else in this Agreement to the contrary, this Agreement shall not constitute an agreement to assign any Baker Hughes Transferred Asset or Partner Contributed Asset or any right thereunder if an attempted assignment, without the consent of a third party, would constitute a breach by a Partner Party or a Baker Hughes Party thereunder. If such consent is not obtained, Baker Hughes, Partner and the Company will cooperate in a mutually agreeable arrangement under which the Company would obtain the benefits and assume the obligations thereunder in accordance with this Agreement with no additional cost to the Company.

Section 2.15. Issuance of Membership Interests. In exchange for the BHOO Contribution and the BH SubCo Contribution, the Company shall issue as provided in Section 2.17, Membership Interests to BHOO and Membership Interests to BH SubCo. In exchange for the JV Investor Second Membership Acquisition Contribution and the other applicable Structuring Transactions, the Company shall issue to Investor JV, as provided in Section 2.17,

Membership Interests. In exchange for the Allied Newco Contribution, the Company shall issue to Partner, as provided in Section 2.17, Membership Interests (the “Allied NewCo Membership Interests”).

Section 2.16. Valuation Statement.

(a) By Closing, Baker Hughes shall have determined the BH Capital Expenditure Reimbursement Amount in good faith and after consultation with Partner. By Closing, Baker Hughes shall deliver to Partner a statement (the “Canadian Valuation Statement”) setting forth the aggregate fair market value of the Baker Hughes Canadian Transferred Assets. As soon as practicable after the Closing, (i) Baker Hughes shall deliver a statement (the “BH Valuation Statement”) to Partner setting forth the fair market value and adjusted tax basis (as of immediately after the Closing) of each of the Baker Hughes Transferred Assets and the allocation of the Tax Consideration among the Baker Hughes Canadian Transferred Assets and (ii) Partner shall deliver a statement (the “Partner Valuation Statement” and together with the Canadian Valuation Statement and the BH Valuation Statement, the “Valuation Statements”) to Baker Hughes setting forth the fair market value and adjusted tax basis (as of immediately after the Closing) of each of the Partner Contributed Assets, in each case, in a manner that is consistent with the transactions contemplated hereby, and with the principles of Sections 704(c), 707, 755 and 1060 of the Code to the extent necessary (and in sufficient detail) to comply with such Code provisions and the Treasury Regulations promulgated thereunder. If within twenty (20) days after the delivery of a Valuation Statement, the non-delivering party notifies the delivering party in writing that it objects to such Valuation Statement, Partner and Baker Hughes shall use commercially reasonable efforts to resolve such dispute within 20 days of such notice from the non-delivering party. In the event that Partner and Baker Hughes are unable to resolve such dispute within twenty (20) days, Partner and Baker Hughes shall jointly retain a nationally recognized accounting firm (the “Accounting Referee”) to resolve the disputed items. Upon resolution of the disputed items, the relevant Valuation Statement shall be adjusted to reflect such resolution. The costs, fees and expenses of the Accounting Referee shall be borne equally by Partner and Baker Hughes.

(b) Baker Hughes, Partner, Investor JV and the Company each agree to be bound by the Valuation Statements and act in accordance with the Valuation Statements in the preparation, filing and audit of any Tax Return (including, if applicable, filing Form 8594 with its U.S. federal income Tax Return for the taxable year that includes the Closing Date).

(c) No later than 30 days prior to the filing of their respective Forms 8594 relating to the BH Canadian Asset Purchase, BHCC and the Company shall deliver to the other party a copy of its Form 8594.

Section 2.17. Closing. The closing (the “Closing”) of the JV Investor Initial Membership Acquisition, the JV Investor Second Membership Acquisition, the BH Capital Expenditure Reimbursement, the Allied NewCo Contribution, the BH Canadian Asset Purchase, and the Partner Membership Interest Transfer hereunder shall take place at the offices of Davis Polk & Wardwell LLP, 450 Lexington Avenue, New York, New York, as soon as possible, but in no event later than five Business Days, after satisfaction or, to the extent permissible, waiver by the party or parties entitled to the benefit of the conditions set forth in Article 10 (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or, to the extent permissible, waiver of those conditions at the Closing), or at such other time or place as Baker Hughes and Partner may agree.

(a) In connection with the JV Investor Initial Membership Acquisition, Investor JV shall deliver the JV Investor Initial Membership Acquisition Payment Amount in immediately available funds by wire transfer to an account designated by Baker Hughes at least three Business Days prior to the Closing by notice to Partner.

(b) In connection with the JV Investor Second Membership Acquisition Membership Acquisition, Investor JV shall deliver the JV Investor Second Membership Acquisition Contribution Amount in immediately available funds by wire transfer to an account designated by the Company at least three Business Days prior to the Closing by notice to Partner.

(c) In connection with the Allied NewCo Contribution, Partner shall deliver, or cause to be delivered, to the Company certificates for the equity interests of Allied NewCo (if any) duly endorsed in blank with any required transfer stamps affixed thereto.

(d) Any Membership Interests issued by the Company pursuant to Section 2.15 shall be duly reflected by the Company in its books and records in the manner contemplated by the Pre-Closing LLC Agreement or the Post-Closing LLC Agreement, as applicable. Immediately following the Structuring Transactions, Baker Hughes’ and BH SubCo’s Membership Interests shall, in the aggregate, represent 46.69% of the outstanding capital interests of the Company, and Investor JV’s Membership Interest shall represent 53.31% of the outstanding capital interests of the Company.

(e) (i) In connection with the Baker Hughes Contributions, Baker Hughes shall, and shall cause BH SubCo and the Company to, and (ii) in respect of the Allied NewCo Interim Contribution, Partner shall, and shall cause Allied NewCo to, enter into an assignment and assumption agreement substantially in the form attached hereto as Exhibit F (the “Assignment and Assumption Agreement”), and, subject to the provisions hereof, all Persons involved with the Structuring Transactions shall each deliver such deeds, bills of sale, endorsements, consents, assignments and other good and sufficient instruments of conveyance and assignment as the parties and their respective counsel shall deem reasonably necessary to ultimately vest in the Company (or its applicable Subsidiary) all right, title and interest in, to and under the Baker Hughes Transferred Assets and the Partner Contributed Assets, as applicable.

(f) In connection with the BH Canadian Asset Purchase, (i) Baker Hughes shall cause BHCC and CanCo to enter into an assignment and assumption agreement substantially in the form attached hereto as Exhibit G (the “Canadian Assignment and Assumption Agreement”) and (ii) the Company shall cause CanCo to deliver the Canadian Transferred Assets Purchase Price to BHCC in immediately available funds by wire transfer to an account designated by Baker Hughes at least three Business Days prior to the Closing by notice to the Company.

(g) At the Closing:

(i) Baker Hughes and BH SubCo shall each deliver to each of the Company and Partner a statement, signed under penalties of perjury and dated no more than 30 days prior to the Closing Date, that satisfies the requirements of Treasury Regulation Section 1.1445-2(b)(2) and confirms that neither Baker Hughes nor BH SubCo is a “foreign person” as defined in Section 1445 of the Code.

(ii) Partner shall deliver to each of the Company and Baker Hughes a statement, signed under penalties of perjury and dated no more than 30 days prior to the Closing Date, that satisfies the requirements of Treasury Regulation Section 1.1445 2(b)(2) and confirms that Partner is not a “foreign person” as defined in Section 1445 of the Code.

(iii) Baker Hughes shall deliver to the Company and Partner a duly executed counterpart of each Ancillary Agreement (other than an Ancillary Agreements being delivered by Baker Hughes pursuant to clauses (a) through (f) above) to which Baker Hughes is a party and to Partner the certificate to be delivered pursuant to Section 10.02;

(iv) Partner shall deliver to the Company and Baker Hughes a duly executed counterpart of each Ancillary Agreement (other than an Ancillary Agreements being delivered by Partner pursuant to clauses (a) through (f) above) to which Partner is a party and to Baker Hughes the certificate to be delivered pursuant to Section 10.03; and

(v) The Company shall deliver to Baker Hughes and Partner a duly executed counterpart of each Ancillary Agreement (other than an Ancillary Agreements being delivered by the Company pursuant to clauses (a) through (f) above) to which the Company is a party.

Section 2.18. Schedules. The parties (a) acknowledge that there may be inadvertent omissions or inclusions in the sections of the Baker Hughes Disclosure Schedule and/or the Partner Disclosure Schedule relating to this Article 2 and (b) agree to cooperate in good faith prior to the Closing to identify any such inadvertent omissions or inclusions and, with the consent of all parties (which consent will not be unreasonably withheld, conditioned or delayed), to update the Baker Hughes Disclosure Schedule and/or the Partner Disclosure Schedule to correct any such errors.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES OF BAKER HUGHES

Except as set forth in the Baker Hughes Disclosure Schedule, Baker Hughes represents and warrants to Partner and the Company as of the date hereof and as of the Closing Date that:

Section 3.01. Corporate Existence and Power. Baker Hughes is a corporation duly incorporated, validly existing and in good standing under the laws of its jurisdiction of incorporation and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have a Baker Hughes Material Adverse Effect.

Section 3.02. Corporate Authorization. The execution, delivery and performance by Baker Hughes of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby are within Baker Hughes’ corporate powers and have been duly authorized by all necessary corporate action on the part of Baker Hughes. This Agreement constitutes a valid and binding agreement of Baker Hughes and the Ancillary Agreements to which it is a party, when executed, will constitute a valid and binding agreement of Baker Hughes, in each case enforceable against Baker Hughes in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 3.03. Company and Contributed Subsidiary. (a) All of the issued and outstanding Membership Interests of the Company are owned by Baker Hughes or a direct or indirect wholly owned Subsidiary of Baker Hughes. The Company has not conducted any business prior to the date of this Agreement and has no, and prior to the Closing will have no, assets, liabilities or obligations of any nature other than (i) those incident to its formation, (ii) pursuant to this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby and (iii) governmental licenses, authorizations, permits, consents and approvals related to the operation of the Baker Hughes Contributed Business. At all times following its formation and prior to the Closing, all of the equity interests of LuxCo will be owned by the Company and all of the equity interests of CanCo will be owned by LuxCo. Prior to the Closing each of LuxCo and CanCo will have no, assets, liabilities or obligations of any nature other than (x) those incident to its formation and (y) pursuant to this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby.

(b) Baker Hughes has made available to Partner true and complete copies of the organizational documents of the Company and such organizational documents are in full force and effect. There are no restrictions upon the voting or transfer of any shares or other equity interests in the Company pursuant to the Company’s organizational documents or any agreement to which Baker Hughes or any of its Affiliates is a party. Other than as a result of the transactions contemplated by this Agreement, the Company does not own, directly or indirectly, any stock of, or any other equity interest in, any Person.

Section 3.04. Governmental Authorization. The execution, delivery and performance by Baker Hughes of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and the Canadian Competition Act (ii) the actions and filings set forth on Section 3.04 of the Baker Hughes Disclosure Schedule and (iii) any action or filing as to which the failure to make or obtain would not have a Baker Hughes Material Adverse Effect.

Section 3.05. Noncontravention. The execution, delivery and performance by Baker Hughes of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation or bylaws of Baker Hughes, (ii) assuming compliance with the matters referred to in Section 3.04, violate any Applicable Law, (iii) assuming the obtaining of all Baker Hughes Required Consents, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit relating to the Baker Hughes Contributed Business or (iv) result in the creation or imposition of any Lien on any Baker Hughes Transferred Asset, except for Permitted Liens, with such exceptions, in the case of each of clauses (iii) and (iv), as would not have, individually or in the aggregate, a Baker Hughes Material Adverse Effect.

Section 3.06. Required Consents. Section 3.06 of the Baker Hughes Disclosure Schedule sets forth each agreement or other instrument binding upon the Baker Hughes Parties requiring a consent or other action by any Person as a result of the execution, delivery and performance of this Agreement, except such agreements or instruments which are not, individually or in the aggregate, material to the Baker Hughes Contributed Business taken as a whole (the “Baker Hughes Required Consents”).

Section 3.07. Financial Statements. The unaudited balance sheet as of September 30, 2016 for the Baker Hughes Contributed Business, and the related unaudited statements of income and operational cash flows, fairly present in all material respects the financial position of the Baker Hughes Contributed Business as of the dates thereof and its results of operations and operational cash flows for the periods then ended (subject to normal year-end adjustments).

Section 3.08. Undisclosed Liabilities. There is no liability, debt or obligation of or claim against the Baker Hughes Contributed Business of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations reflected or reserved for on the Baker Hughes Balance Sheet, that have arisen since the Baker Hughes Balance Sheet Date in the ordinary course of the operation of the Baker Hughes Contributed Business (none of which is a liability for breach of contract, breach of warranty, tort, infringement, misappropriation or violation of law), incurred in connection with the transactions contemplated by this Agreement, that are obligations to perform pursuant to the terms of any of the Baker Hughes Transferred Contracts or which are not, individually or in the aggregate, material to the Baker Hughes Contributed Business taken as a whole.

Section 3.09. Absence of Certain Changes. (a) Since the Baker Hughes Balance Sheet Date, the Baker Hughes Contributed Business has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Baker Hughes Material Adverse Effect.

(b) From the Baker Hughes Balance Sheet Date until the date hereof, except as expressly contemplated by this Agreement, no Baker Hughes Party has:

(i) suffered any damage, destruction or other casualty loss, in each case not covered by insurance, material to the Baker Hughes Contributed Business taken as a whole;

(ii) acquired (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities, properties, interests or businesses for the conduct of the Baker Hughes Contributed Business, other than in the ordinary course of business consistent with past practice;

(iii) sold, leased, transferred, licensed (other than non-exclusive licenses) or otherwise disposed of any material Baker Hughes Transferred Assets except (A) pursuant to existing contracts or commitments or (B) otherwise in the ordinary course consistent with past practice;

(iv) taken, or failed to take, any action that could reasonably be expected to result in the loss, expiration, lapse, or abandonment of any Baker Hughes Transferred Patent; or

(v) agreed or committed to do any of the foregoing.

Section 3.10. Material Contracts.

(a) Other than as set forth on Section 3.10(a) of the Baker Hughes Disclosure Schedule, with respect to the Baker Hughes Contributed Business, no Baker Hughes Party as of the date hereof is a party to or bound by:

(i) any lease (whether of real or personal property) (A) providing for annual rentals of $200,000 or more that cannot be terminated on not more than 60 days’ notice without payment by a Baker Hughes Party of any material penalty or (B) under which it is a lessor of or permits any third party to hold or operate any property owned by it;

(ii) any agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by the Baker Hughes Parties of $200,000 or more or (B) aggregate payments by the Baker Hughes Parties of $200,000 or more, in each case that cannot be terminated on not more than 60 days’ notice without payment by the Baker Hughes Parties of any material penalty;

(iii) any sales, distribution or other similar agreement providing for the sale by the Baker Hughes Parties of materials, supplies, goods, services, equipment or other assets that provides for annual payments to the Baker Hughes Parties of $1,000,000 or more;

(iv) any material partnership, joint venture or other similar agreement or arrangement;

(v) any agreement relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise);

(vi) any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement (A) with an aggregate outstanding principal amount not exceeding $1,000,000 or (B) entered into subsequent to the date of this Agreement as permitted by Section 5.01;

(vii) any material agreement that limits the freedom of the Baker Hughes Parties to compete in any line of business or with any Person or in any area;

(viii) any material agreement with or for the benefit of any Affiliate of Baker Hughes or the Company;

(ix) any material agreement with independent contractors, distributors, dealers, franchisers, manufacturers’ representatives, sales agencies or franchisees;

(x) any profit sharing, stock appreciation, deferred compensation, severance or other similar plan or arrangement for the benefits of its current or former managers, members, officers or employees;

(xi) any collective bargaining agreement or other contract to or with any labor union or other employee representative of a group of employees;

(xii) any power of attorney that is currently effective and outstanding;

(xiii) any settlement, conciliation or similar agreement with any Governmental Authority, or that will require a Baker Hughes Party to pay consideration after the date hereof in excess of $200,000;

(xiv) any agreement relating to the licensing of material Baker Hughes Transferred IP and/or Baker Hughes Licensed IP by any Baker Hughes Party to any Person or by any Person to any Baker Hughes Party (other than non-exclusive licenses granted in the ordinary course of business);

(xv) any agreement for the purchase of sand or sand products; or

(xvi) any contract for the employment or engagement of any officer, individual employee, or other person or entity on a full-time, part-time, consulting or other basis involving compensation in excess of $200,000 or agreement providing

(xvii) severance or other termination payments or benefits or relating to loans to officers, directors, employees, the Company or Affiliates.

(b) Baker Hughes has made available to Partner true and complete copies of the Baker Hughes Transferred Contracts, in each case as amended or otherwise modified and in effect as of the date hereof. Each Baker Hughes Transferred Contract is in full force and effect, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity and represents the valid and binding obligations of Baker Hughes or one of its Affiliates (including, for this purpose, the Company) party thereto and, to the knowledge of Baker Hughes, represents the valid and binding obligations of the other parties thereto. Neither Baker Hughes nor any of its Affiliates (including, for this purpose, the Company) has received written notice of cancellation of any Baker Hughes Transferred Contract, the cancellation of which would be, individually or in the aggregate, material to the Baker Hughes Contributed Business. Except, in each case, where the occurrence of such breach or default would not reasonably be expected to be, individually or in the aggregate, material to the Baker Hughes Contributed Business taken as a whole, (x) neither Baker Hughes, any of its Affiliates (including, for this purpose, the Company) nor, to the knowledge of Baker Hughes, any other party thereto is in breach of or default under any such Baker Hughes Transferred Contract and (y) as of the date of this Agreement, neither Baker Hughes nor any of its Affiliates (including, for this purpose, the Company) has received any written claim or written notice of material breach of or material default under any such Baker Hughes Transferred Contract.

Section 3.11. Litigation. There is no action, suit, investigation or proceeding pending, or to the knowledge of Baker Hughes, threatened against or affecting, the Baker Hughes Contributed Business before any arbitrator or any Governmental Authority which is reasonably likely to be material to the Baker Hughes Contributed Business taken as a whole or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or any of the Ancillary Agreements.

Section 3.12. Compliance with Laws and Court Orders. Baker Hughes is not, and for the past two years has not been, in violation of any Applicable Law relating to the Baker Hughes Transferred Assets or the conduct of the Baker Hughes Contributed Business, except for violations that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Baker Hughes Contributed Business taken as a whole. Baker Hughes has not received any written notice from any Governmental Authority of a material violation of any Applicable Law with respect to the Baker Hughes Contributed Business at any time during the past two years that would reasonably be expected to be, individually or in the aggregate, material to the Baker Hughes Contributed Business taken as a whole.

Section 3.13. Properties.

(a) The Baker Hughes Parties have good title to all Baker Hughes Transferred Assets, except for properties and assets sold since the Baker Hughes Balance Sheet Date in the ordinary course of business consistent with past practices or where the failure to have such good title would not be material to the Baker Hughes Contributed Business taken as a whole. No Baker Hughes Transferred Asset is subject to any Lien, except for Permitted Liens.

(b) Section 3.13(b) of the Baker Hughes Disclosure Schedule sets forth, as of the date of this Agreement, the leases, licenses and occupancy agreements relating to the Baker Hughes Transferred Facilities which the Baker Hughes Parties have a leasehold interest or license in. Except as set forth in Section 3.13(b) of the Baker Hughes Disclosure Schedule, the Baker Hughes Parties have a valid leasehold interest or license in such Baker Hughes Transferred Facilities free and clear of all Liens other than Permitted Liens.

(c) Section 3.13(c) of the Baker Hughes Disclosure Schedule sets forth, as of the date of this Agreement any agreement pursuant to which any Baker Hughes Party has subleased or otherwise granted any Person the right to cross, use or occupy (or similar right) any Baker Hughes Transferred Facility, or any material portion thereof. Except as set forth in Section 3.13(c) of the Baker Hughes Disclosure Schedule, no Baker Hughes Party has granted any outstanding options, rights of first refusals, rights of first offer or other rights to sell, assign or dispose any interest in any Baker Hughes Transferred Facility.

Section 3.14. Intellectual Property.

(a) Other than with respect to any BJ Services Marks, a Baker Hughes Party is the sole and exclusive owner of all Baker Hughes Transferred IP and holds all right, title and interest in and to all Baker Hughes Transferred IP, free and clear of any Lien other than Permitted Liens. Other than with respect to any BJ Services Marks, (i) there exist no material restrictions on the disclosure, use, license or transfer of the Baker Hughes Transferred IP, (ii) none of the Baker Hughes Transferred IP has been adjudged invalid or unenforceable in whole or part, and (iii) to the knowledge of Baker Hughes, all such Baker Hughes Transferred IP is valid and enforceable. Except as would not have a material effect, all renewal and maintenance fees in respect of the Baker Hughes Transferred Patents have been duly paid and none of the registrations or applications in the Baker Hughes Transferred Patents are subject to any challenge, opposition, nullity proceeding or interference or, to the knowledge of Baker Hughes, threats to commence the same. The Baker Hughes Transferred IP, the Baker Hughes Licensed IP and the rights provided to the Company under the Transition Services Agreement constitute all of the Intellectual Property Rights necessary to conduct the Baker Hughes Contributed Business as currently conducted in all material respects. Except as set forth in Section 3.14(a) of the Baker Hughes Disclosure Schedule and other than non-exclusive licenses granted in the ordinary course of business, none of the Baker Hughes Licensed IP has been licensed to any other Person for use in the field of onshore pressure pumping (including land-based hydraulic fracturing and well cementing acidizing services) in the United States or Canada.

(b) To the knowledge of Baker Hughes, the conduct of the Baker Hughes Contributed Business as currently conducted is not infringing, misappropriating, or otherwise violating, and has not in the last two (2) years infringed, misappropriated, or otherwise violated, any Intellectual Property Right of any third party in any material respect. There are no adverse third party actions, claims, orders, judgments or decrees pending or, to the knowledge of Baker Hughes, threatened against Baker Hughes or any of its Subsidiaries by any third party in any court, arbitration or by or before any Governmental Authority, in any such case alleging that the operation or conduct of the Baker Hughes Contributed Business is infringing, misappropriation, or otherwise violating the Intellectual Property Rights of such third party.

(c) To the knowledge of Baker Hughes, no third party is infringing, misappropriating, or otherwise violating, and in the last two (2) years, no third party has infringed, misappropriated, or otherwise violated, any Baker Hughes Transferred IP. There are no actions, claims, orders, judgments or decrees pending or threatened in writing by any Baker Hughes Party against any third party with respect to, nor has any Baker Hughes Party in the last two (2) years sent any written notice to any third party alleging any actual or potential infringement, misappropriation, or other unauthorized use of, any Baker Hughes Transferred IP.

(d) The Baker Hughes Parties have taken commercially reasonable steps under the circumstances to protect their respective rights in any trade secrets owned or purported to be owned by them included in the Baker Hughes Licensed IP. To the knowledge of Baker Hughes, the Baker Hughes Parties have not experienced any material cybersecurity breach or loss of confidential information or other data misappropriation with respect to the Baker Hughes Contributed Business. To the knowledge of Baker Hughes and except as would not have a material effect, each current and former employee, consultant, and contractor who has contributed to the creation, conception, or development of any Baker Hughes Transferred IP has executed and delivered to a Baker Hughes Party a written agreement (i) containing a present assignment to a Baker Hughes Party of all Baker Hughes Transferred IP arising out of such individual’s employment by, engagement by, or agreement with a Baker Hughes Party, and (ii) providing for the non-disclosure by such individual of any trade secrets or other confidential information of the Baker Hughes Parties. To the knowledge of Baker Hughes, each current and former employee, consultant, and contractor is in material compliance with such agreement.

Section 3.15. Employees and Employee Plans.

(a) Baker Hughes has provided to Partner a schedule that sets forth, to the extent permitted by Applicable Law, each Baker Hughes Business Employee’s name, title, hire date, location, base salary or wage rate and bonus opportunity as of the date of this Agreement. Neither Baker Hughes nor any of its Affiliates has any current or contingent liability or obligation under or with respect to a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code, in each case that would reasonably be expected to become a liability or obligation of the Company.

(b) Each Baker Hughes Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service (a copy of which has been provided to Partner) or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired, and to Baker Hughes’ knowledge, no act or omission has occurred which would reasonably be expected to adversely affect such plan’s qualification.

(c) With respect to the Baker Hughes Contributed Business, Baker Hughes has complied in all material respects with all employment-related contracts and policies to which it is a party or by which it is bound, except for instances of non-compliance that would not, individually or in the aggregate, be material to the Baker Hughes Contributed Business taken as a whole. Except as would not result in material liability, Baker Hughes has paid or appropriately accrued all wages, salaries, bonuses, commissions, wage premiums, fees and other compensation that has or will become due and payable to each employee and other service provider of the Baker Hughes Contributed Business and all payments, contributions or premiums required to be remitted or paid in respect of the Baker Hughes Employee Plans and in respect of employment insurance, employer health tax, workers’ compensation and Canada Pension Plan, pursuant to Applicable Law, contract, or employment policy. Baker Hughes is in material compliance with Applicable Law respecting employment and employment practices (including employment standards, labor relations, occupational health and safety, human rights, privacy, workers’ compensation, employment insurance, employer health tax and pay equity) and to the knowledge of Baker Hughes, there are no pending or threatened proceedings before any Governmental Authority with respect to any of the foregoing. The Baker Hughes Contributed Business has no material liability or obligation under any Applicable Law arising out of the misclassification of any employee working as an employee, consultant, independent contractor or temporary employee, as applicable.

(d) Neither Baker Hughes nor any of its Affiliates is a party to or subject to any collective bargaining agreement or employee association agreement or bargaining relationship that covers any Baker Hughes Business Employee. To the knowledge of Baker Hughes, no union organizing or decertification activities are underway or threatened with respect to the Baker Hughes Contributed Business and no such activities have occurred in the past three years. There is no labor strike, slowdown, walkout, lockout, work stoppage or other material labor dispute pending or, to Baker Hughes’ knowledge, threatened against or affecting the Baker Hughes Contributed Business, and no such dispute has occurred in the past three years.

(e) With respect to the Baker Hughes Contributed Business, Baker Hughes has no outstanding material liability under the WARN Act concerning employee layoffs implemented in the last two years. No employee layoff, facility closures, or similar reduction in force is currently contemplated, planned or announced that could affect Baker Hughes Business Employees (for clarity, except as expressly provided by Article 9).

(f) All Baker Hughes Employee Plans that are maintained on behalf of workers located outside of the United States: (i) have been established, registered (where required), maintained, funded, invested and administered in all material respects in compliance with their terms and in accordance with Applicable Law; (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment; (iii) if they are intended to be fully funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; (iv) do not contain a defined benefit provision; and (v) are not multi-employer defined benefit pension plans in which any entity that is not an Affiliate of Baker Hughes participates.

Section 3.16. Environmental Compliance. Except as to matters that would not reasonably be expected to have a Baker Hughes Material Adverse Effect:

(a) (i) no written notice, order, request for information, complaint or penalty has been received by Baker Hughes, and (ii) there are no judicial, administrative or other actions, suits or proceedings pending or threatened, in the case of each of (i) and (ii), which allege a material violation of, or material liability under, any Environmental Law and relate to the Baker Hughes Transferred Assets or Baker Hughes Transferred Facilities;

(b) To the knowledge of Baker Hughes, Baker Hughes (i) has obtained or caused to be obtained all permits, licenses or other authorizations necessary for the operation of the Baker Hughes Transferred Assets and the Baker Hughes Transferred Facilities to comply with all applicable Environmental Laws (as in effect on or prior to the dates this representation is made) and Baker Hughes is in compliance in all material respects with the terms of such permits, licenses and other authorizations and, with respect to the operation of the Baker Hughes Transferred Assets and the Baker Hughes Transferred Facilities, with all other applicable Environmental Laws (as in effect on or prior to the dates this representation is made); and (ii) with respect to the Baker Hughes Transferred Assets and the Baker Hughes Transferred Facilities, has not assumed or become subject to any material liability of any other Person pursuant to Environmental Laws;

(c) With respect to the Baker Hughes Transferred Assets or the Baker Hughes Transferred Facilities, there has been no release, treatment, storage, disposal, handling, transportation or arrangement for the disposal or transportation of, or exposure of any Person to, any Hazardous Substances on, at, under or from the Baker Hughes Transferred Facilities, or from or in connection with the operations of the Baker Hughes Contributed Business, in a manner that could give rise to any material liabilities (including any remedial or corrective action obligations) pursuant to Environmental Laws;

(d) To the knowledge of Baker Hughes, Baker Hughes, solely with respect to the Baker Hughes Contributed Business, has not designed, manufactured, sold, marketed, installed, repaired or distributed products or other items containing asbestos or other Hazardous Substances so as to give rise to any material liabilities under Environmental Laws; and

(e) Baker Hughes has furnished to the Company all material Phase I reports, assessments or audits relating to Environmental Laws in its possession or under its control relating to the Baker Hughes Contributed Business, the Baker Hughes Transferred Assets or the Baker Hughes Transferred Facilities.

Section 3.17. Tax Matters. Except as set forth in Section 3.17 of the Baker Hughes Disclosure Schedule:

(a) Baker Hughes and BHCC have timely filed, or caused to be timely filed, all material Tax Returns required to be filed with respect to the Baker Hughes Contributed Business or any Baker Hughes Transferred Asset and all such Tax Returns are true, correct and complete in all material respects.

(b) Baker Hughes and BHCC have timely paid all material Taxes required to be paid on or prior to the date hereof with respect to the Baker Hughes Contributed Business or any Baker Hughes Transferred Asset.

(c) Baker Hughes and BHCC have established in accordance with GAAP applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay, or caused to be paid, all material Taxes which arise from or with respect to the Baker Hughes Transferred Assets or the operation of the Baker Hughes Contributed Business and are incurred in or attributable to the Pre-Closing Tax Period.

(d) There is not in force any extension (i) of the statute of limitations in respect of the collection or assessment of any material Taxes or (ii) of time within which to file any Tax Return, in each case of, or with respect to, the Baker Hughes Contributed Business or any Baker Hughes Transferred Asset.

(e) There are no pending, active or, to the knowledge of Baker Hughes or BHCC, threatened audits, assessments or reassessments or legal proceedings involving or relating to any material Taxes or material Tax Returns of, or with respect to, the Baker Hughes Contributed Business or any Baker Hughes Transferred Asset.

(f) No claim has been made in the past three years by a Taxing Authority in a jurisdiction where Baker Hughes or BHCC does not file Tax Returns that Baker Hughes or BHCC is or may be subject to taxation in that jurisdiction with respect to the Baker Hughes Contributed Business or any Baker Hughes Transferred Asset.

(g) Baker Hughes has not participated (within the meaning of Treasury Regulations Section 1.6011-4(c)(3)) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2) (and all predecessor regulations).

(h) All withholding Tax requirements relating to the Baker Hughes Contributed Business and any Baker Hughes Transferred Asset have been timely satisfied in all material respects.

(i) All of the Baker Hughes Transferred Assets have been properly listed and described on the property tax rolls for all periods prior to and including the Closing Date, and no portion of the Baker Hughes Transferred Assets constitutes omitted property for property tax purposes.

(j) Baker Hughes and BHCC are duly registered under all Applicable Laws related to Taxes and have duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial, state or territorial sales taxes, to the extent that such Taxes are related to the Baker Hughes Contributed Business or any Baker Hughes Transferred Asset and are required by Applicable Law to be collected by Baker Hughes, and Baker Hughes has, in all respects, duly and timely remitted to the appropriate Governmental Authority any such amounts required by Applicable Law to be remitted by it.

(k) BHCC is registered for HST purposes under Part IX of the Excise Tax Act (Canada) and its registration number is 100380302 RT0001.

(l) All of the Baker Hughes Transferred Assets that are (i) located in Canada and/or (ii) used or held in, eligible capital property in respect of, or property described in an inventory of, a business carried on in Canada are owned or held, and will be transferred to CanCo, by BHCC. BHCC is not non-resident of Canada for the purposes of the Tax Act (or, if BHCC is a partnership, such partnership is a “Canadian partnership” for the purposes of the Tax Act).

(m) Neither Baker Hughes nor any of its Affiliates has taken any deduction under Sections 168(k) or 179 of the Code with respect to any Baker Hughes Transferred Asset that was placed in service in 2016.

(n) Other than any Permitted Liens, there are no Liens for Taxes on any of the Baker Hughes Transferred Assets.

Section 3.18. Finders’ Fees. Except for Wells Fargo Securities, LLC, whose fees and expenses will be paid by Baker Hughes, there is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Baker Hughes who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 3.19. Inspections; No Other Representations. Baker Hughes is an informed and sophisticated entity, and has engaged expert advisors, experienced in the evaluation of property and assets such as the Partner Contributed Assets as contemplated hereunder. Baker Hughes has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is a party. Except as expressly set forth in this Agreement, Baker Hughes acknowledges and agrees that the Partner Contributed Assets are contributed “as is” and Baker Hughes agrees to accept the Partner Contributed Assets, as well as the Partner Contributed Business, in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, Baker Hughes acknowledges that Partner makes no representation or warranty with respect to any projections, estimates or budgets delivered to or made available to Baker Hughes of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Partner Contributed Business or the future business and operations of the Partner Contributed Business or any other information or documents made available to Baker Hughes or its counsel, accountants or advisors with respect to the Partner Contributed Business.

Section 3.20. Insurance.

(a) Section 3.20(a) of the Baker Hughes Disclosure Schedule sets forth a description of the material insurance policies under which the Baker Hughes Transferred Assets are covered as of the date of this Agreement (the “Baker Hughes Insurance Policies”). Each Baker Hughes Insurance Policy is in full force and effect and all premiums with respect thereto have been paid to the extent due and payable. No written notice of cancellation or termination has been received by Baker Hughes with respect to any such Baker Hughes Insurance Policy that has not been replaced on substantially similar terms prior to the date of such cancellation or termination.

(b) Section 3.20(b) of the Baker Hughes Disclosure Schedule sets forth, as of the date of this Agreement, a list of all material pending claims that have been made under any Baker Hughes Insurance Policy since January 1, 2016 with respect to the Baker Hughes Transferred Assets.

Section 3.21. Affiliate Transactions. Neither Baker Hughes nor its Affiliates have, or during the last three years have had, any direct material interest in, or is or during the last three years was, a director, manager, officer, or employee of, any Person that is a client, customer, supplier, vendor, lessor, lessee, debtor, creditor, or competitor of the Baker Hughes Contributed Business.

Section 3.22. Investment Canada Act. The enterprise value of the assets of the Baker Hughes Contributed Business that constitutes Canadian business, calculated in accordance with the Investment Canada Act (Canada) and the regulations thereunder, is less than $600 million Cdn.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF PARTNER

Except as set forth in the Partner Disclosure Schedule, Partner represents and warrants to Baker Hughes and the Company as of the date hereof and as of the Closing Date that; provided, that Investor JV and Partner, represent and warrant to Baker Hughes and the Company as of the date hereof and as of the Closing Date with respect to the matters set forth in Section 4.18:

Section 4.01. Corporate Existence and Power. Partner is a limited liability company validly existing and in good standing under the laws of Delaware and has all corporate powers and all governmental licenses, authorizations, permits, consents and approvals required to carry on its business as now conducted, except for those licenses, authorizations, permits, consents and approvals the absence of which would not have a Partner Material Adverse Effect.

Section 4.02. Corporate Authorization. The execution, delivery and performance by Partner of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby are within Partner’s corporate powers and have been duly authorized by all necessary corporate action on the part of Partner. This Agreement constitutes a valid and binding agreement of Partner and the Ancillary Agreements to which it is a party, when executed, will constitute a valid and binding agreement of Partner, in each case enforceable against Partner in accordance with its terms (subject to applicable bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other laws affecting creditors’ rights generally and general principles of equity).

Section 4.03. Allied NewCo. Prior to the Closing, all of the Allied NewCo Interests will be owned by Partner. Allied NewCo has no, and prior to the Closing will have no, assets, liabilities or obligations of any nature other than (i) those incident to its formation and (ii) pursuant to this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby.

Section 4.04. Governmental Authorization. The execution, delivery and performance by Partner of this Agreement and the Ancillary Agreements to which it is a party and the consummation of the transactions contemplated hereby and thereby require no action by or in respect of, or filing with, any Governmental Authority other than (i) compliance with any applicable requirements of the HSR Act and the Canadian Competition Act, (ii) the actions and filings set forth on Section 4.04 of the Partner Disclosure Schedule, and (iii) any action or filing as to which the failure to make or obtain would not have a Partner Material Adverse Effect.

Section 4.05. Noncontravention. The execution, delivery and performance by Partner of this Agreement and the Ancillary Agreements to which it is a party, and the consummation of the transactions contemplated hereby and thereby do not and will not (i) violate the certificate of incorporation or bylaws of Partner, (ii) assuming compliance with the matters referred to in Section 4.04, violate any Applicable Law, (iii) assuming the obtaining of all Partner Required Consents, constitute a default under or give rise to any right of termination, cancellation or acceleration of any right or obligation or to a loss of any benefit relating to the Partner Contributed Business or (iv) result in the creation or imposition of any Lien on any Partner Contributed Asset, except for Permitted Liens, with such exceptions, in the case of each of clauses (iii) and (iv), as would not have, individually or in the aggregate, a Partner Material Adverse Effect.

Section 4.06. Required Consents. Section 4.06 of the Partner Disclosure Schedule sets forth each agreement or other instrument binding upon the Partner Parties requiring a consent or other action by any Person as a result of the execution, delivery and performance of this Agreement, except such agreements or instruments which are not, individually or in the aggregate, material to the Partner Contributed Business taken as a whole (the “Partner Required Consents”).

Section 4.07. Financial Statements. The unaudited balance sheet as of September 30, 2016 for the Partner Contributed Business, and the related unaudited statements of income and operational cash flows, fairly present in all material respects the financial position of the Partner Contributed Business as of the dates thereof and its results of operations and operational cash flows for the periods then ended (subject to normal year-end adjustments). The financial statements contemplated this Section 4.07 constitute financial statements of the Partner Contributed Business.

Section 4.08. Undisclosed Liabilities. Except as set forth on Section 4.08 of the Partner Disclosure Schedules, there is no liability, debt or obligation of or claim against the Partner Contributed Business of a type required to be reflected or reserved for on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations reflected or reserved for on the Partner Balance Sheet, that have arisen since the Partner Balance Sheet Date in the ordinary course of the operation of the Partner Contributed Business (none of which is a liability for breach of contract, breach of warranty, tort, infringement, misappropriation or violation of law), incurred in connection with the transactions contemplated by this Agreement, that are obligations to perform pursuant to the terms of any of the Partner Contributed Contracts or which are not, individually or in the aggregate, material to the Partner Contributed Business taken as a whole.

Section 4.09. Absence of Certain Changes. (a) Since the Partner Balance Sheet Date, the Partner Contributed Business has been conducted in the ordinary course consistent with past practices and there has not been any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Partner Material Adverse Effect.

(b) From the Partner Balance Sheet Date until the date hereof, except as expressly contemplated by this Agreement, no Partner Party has:

(i) suffered any damage, destruction or other casualty loss, in each case not covered by insurance, material to the Partner Contributed Business taken as a whole;

(ii) acquired (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities, properties, interests or businesses for the conduct of the Partner Contributed Business, other than in the ordinary course of business consistent with past practice;

(iii) sold, leased, transferred, licensed (other than non-exclusive licenses) or otherwise disposed of any material Partner Contributed Assets except (A) pursuant to existing contracts or commitments or (B) otherwise in the ordinary course consistent with past practice;

(iv) taken, or failed to take, any action that could reasonably be expected to result in the loss, expiration, lapse, or abandonment of any Partner Transferred Patent; or

(v) agreed or committed to do any of the foregoing.

Section 4.10. Material Contracts.

(a) Other than as set forth on Section 4.10(a) of the Partner Disclosure Schedule, with respect to the Partner Contributed Business, no Partner Party as of the date hereof is a party to or bound by:

(i) any lease (whether of real or personal property) (A) providing for annual rentals of $200,000 or more that cannot be terminated on not more than 60 days’ notice without payment by a Partner Party of any material penalty or (B) under which it is a lessor of or permits any third party to hold or operate any property owned by it;

(ii) any agreement for the purchase of materials, supplies, goods, services, equipment or other assets providing for either (A) annual payments by the Partner Parties of $200,000 or more or (B) aggregate payments by the Partner Parties of $200,000 or more, in each case that cannot be terminated on not more than 60 days’ notice without payment by the Partner Parties of any material penalty;

(iii) any sales, distribution or other similar agreement providing for the sale by the Partner Parties of materials, supplies, goods, services, equipment or other assets that provides for annual payments to the Partner Parties of $1,000,000 or more;

(iv) any material partnership, joint venture or other similar agreement or arrangement;

(v) any agreement relating to the acquisition or disposition of any material business (whether by merger, sale of stock, sale of assets or otherwise);

(vi) any agreement relating to indebtedness for borrowed money or the deferred purchase price of property (in either case, whether incurred, assumed, guaranteed or secured by any asset), except any such agreement (A) with an aggregate outstanding principal amount not exceeding $1,000,000 or (B) entered into subsequent to the date of this Agreement as permitted by Section 6.01;

(vii) any material agreement that limits the freedom of the Partner Parties to compete in any line of business or with any Person or in any area;

(viii) any material agreement with or for the benefit of any Affiliate of Partner;

(ix) any material agreement with independent contractors, distributors, dealers, franchisers, manufacturers’ representatives, sales agencies or franchisees;

(x) any profit sharing, stock appreciation, deferred compensation, severance or other similar plan or arrangement for the benefits of its current or former managers, members, officers or employees;

(xi) any collective bargaining agreement or other contract to or with any labor union or other employee representative of a group of employees;

(xii) any power of attorney that is currently effective and outstanding;

(xiii) any settlement, conciliation or similar agreement with any Governmental Authority, or that will require a Partner Party to pay consideration after the date hereof in excess of $200,000;

(xiv) any agreement relating to the licensing of material Partner Transferred IP and/or Partner Licensed IP by any Partner Party to any Person or by any Person to any Partner Party (other than non-exclusive licenses granted in the ordinary course of business);

(xv) any agreement for the purchase of sand or sand products; or

(xvi) any contract for the employment or engagement of any officer, individual employee, or other person or entity on a full-time, part-time, consulting or other basis involving compensation in excess of $200,000 or agreement providing severance or other termination payments or benefits or relating to loans to officers, directors, employees or Affiliates.

(b) Partner has made available to Baker Hughes true and complete copies of the Partner Contributed Contracts, in each case as amended or otherwise modified and in effect as of the date hereof. Each Partner Contributed Contract is in full force and effect, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity and represents the valid and binding obligations of Partner or one of its Affiliates party thereto and, to the knowledge of Partner, represents the valid and binding obligations of the other parties thereto. Neither Partner nor any of its Affiliates has received written notice of cancellation of any Partner Contributed Contract, the cancellation of which would be, individually or in the aggregate, material to the Partner Contributed Business. Except, in each case, where the occurrence of such breach or default would not reasonably be expected to be, individually or in the aggregate, material to the Partner Contributed Business taken as a whole, (x) neither Partner, any of its Affiliates nor, to the knowledge of Partner, any other party thereto is in breach of or default under any such Partner Contributed Contract and (y) as of the date of this Agreement, neither Partner nor any of its Affiliates has received any written claim or written notice of material breach of or material default under any such Partner Contributed Contract.

Section 4.11. Litigation. Except as set forth on Section 4.11 of the Partner Disclosure Schedules, there is no action, suit, investigation or proceeding pending, or to the knowledge of Partner, threatened against or affecting, the Partner Contributed Business before any arbitrator or any Governmental Authority which is reasonably likely to be material to the partner Contributed

Business taken as a whole or which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement or any of the Ancillary Agreements.

Section 4.12. Compliance with Laws and Court Orders. Partner is not, and for the past two years has not been, in violation of any Applicable Law relating to the Partner Contributed Assets or the conduct of the Partner Contributed Business, except for violations that are not and would not reasonably be expected to be, individually or in the aggregate, material to the Partner Contributed Business taken as a whole. Partner has not received any written notice from any Governmental Authority of a material violation of any Applicable Law with respect to the Partner Contributed Business at any time during the past two years that would reasonably be expected to be, individually or in the aggregate, material to the Partner Contributed Business taken as a whole.

Section 4.13. Properties.

(a) The Partner Parties have good title to all Partner Contributed Assets, except for properties and assets sold since the Partner Balance Sheet Date in the ordinary course of business consistent with past practices or where the failure to have such good title would not be material to the Partner Contributed Business taken as a whole. No Partner Contributed Asset is subject to any Lien, except for Permitted Liens.

(b) Section 4.13(b) of the Partner Disclosure Schedule sets forth, as of the date of this Agreement, the leases, licenses and occupancy agreements relating to the Partner Contributed Facilities which the Partner Parties have a leasehold interest or license in. Except as set forth in Section 4.13(b) of the Partner Disclosure Schedule, the Partner Parties have a valid leasehold interest or license in such Partner Contributed Facilities free and clear of all Liens other than Permitted Liens.

(c) Section 4.13(c) of the Partner Disclosure Schedule sets forth, as of the date of this Agreement any agreement pursuant to which any Partner Party has subleased or otherwise granted any Person the right to cross, use or occupy (or similar right) any Partner Contributed Facility, or any material portion thereof. Except as set forth in Section 4.13(c) of the Partner Disclosure Schedule, no Partner Party has granted any outstanding options, rights of first refusals, rights of first offer or other rights to sell, assign or dispose any interest in any Partner Contributed Facility.

Section 4.14. Intellectual Property.

(a) Partner is the sole and exclusive owner of all Partner Transferred IP and holds all right, title and interest in and to all Partner Transferred IP, free and clear of any Lien other than Permitted Liens. (i) There exist no material restrictions on the disclosure, use, license or transfer of the Partner Transferred IP, (ii) none of the Partner Transferred IP has been adjudged invalid or unenforceable in whole or part, and (iii) to the knowledge of Partner, all such Partner Transferred IP is valid and enforceable. Except as would not have a material effect, all renewal and maintenance fees in respect of the Partner Transferred IP have been duly paid and none of the registrations or applications in the Partner Transferred IP are subject to any challenge, opposition, nullity proceeding or interference or, to the knowledge of Partner, threats to commence the same. The Partner Transferred IP, the Partner Licensed IP and the rights provided to the Company under the Transition Services Agreement constitute all of the Intellectual Property Rights necessary to conduct the Partner Contributed Business as currently conducted in all material respects. Except for the Partner Transferred IP and the Partner Licensed IP, no Partner Party or any Affiliate of a Partner Party owns any Intellectual Property Rights used in the Partner Contributed Business and, other than non-exclusive licenses granted in the ordinary course of business, none of the Partner Licensed IP has been licensed to any other Person for use in the field of onshore pressure pumping (including land-based hydraulic fracturing and well cementing acidizing services) outside of the United States or Canada.

(b) To the knowledge of Partner, the conduct of the Partner Contributed Business as currently conducted is not infringing, misappropriating, or otherwise violating, and has not in the last two (2) years infringed, misappropriated, or otherwise violated, any Intellectual Property Right of any third party in any material respect. There are no adverse third party actions, claims, orders, judgments or decrees pending or, to the knowledge of Partner, threatened against Partner or any of its Subsidiaries by any third party in any court, arbitration or by or before any Governmental Authority, in any such case alleging that the operation or conduct of the Partner Contributed Business is infringing, misappropriation, or otherwise violating the Intellectual Property Rights of such third party.

(c) To the knowledge of Partner, no third party is infringing, misappropriating, or otherwise violating, and in the last two (2) years, no third party has infringed, misappropriated, or otherwise violated, any Partner Transferred IP. There are no actions, claims, orders, judgments or decrees pending or threatened in writing by any Partner Party against any third party with respect to, nor has any Partner Party in the last two (2) years sent any written notice to any third party alleging any actual or potential infringement, misappropriation, or other unauthorized use of, any Partner Transferred IP.

(d) The Partner Parties have taken commercially reasonable steps under the circumstances to protect their respective rights in any trade secrets owned or purported to be owned by them included in the Partner Licensed IP. To the knowledge of Partner, the Partner Parties have not experienced any material cybersecurity breach or loss of confidential information or other data misappropriation with respect to the Partner Contributed Business. To the knowledge of Partner and except as would not have a material effect, each current and former employee, consultant, and contractor who has contributed to the creation, conception, or development of any Partner Transferred IP has executed and delivered to a Partner Party a written agreement (i) containing a present assignment to a Partner Party of all Partner Transferred IP arising out of such individual’s employment by, engagement by, or agreement with a Partner Party, and (ii) providing for the non-disclosure by such individual of any trade secrets or other confidential information of the Partner Parties. To the knowledge of Partner, each current and former employee, consultant, and contractor is in material compliance with such agreement.

Section 4.15. Employees and Employee Plans.

(a) Partner has provided to Baker Hughes a schedule that sets forth, to the extent permitted by Applicable Law, each Partner Business Employee’s name, title, hire date, location, base salary or wage rate and bonus opportunity as of the date of this Agreement. Neither Partner nor any of its Affiliates has any current or contingent liability or obligation under or with respect to a “multiemployer plan” (as defined in Section 3(37) of ERISA) or a plan that is or was subject to Title IV of ERISA or Section 412 of the Code, in each case that would reasonably be expected to become a liability or obligation of the Company.

(b) Each Partner Employee Plan that is intended to be qualified under Section 401(a) of the Code has received a favorable determination or opinion letter from the Internal Revenue Service (a copy of which has been provided to Baker Hughes) or has applied to the Internal Revenue Service for such a letter within the applicable remedial amendment period or such period has not expired, and, to Partner’s knowledge, no act or omission has occurred which would reasonably be expected to adversely affect such plan’s qualification.

(c) With respect to the Partner Contributed Business, Partner has complied in all material respects with all employment-related contracts and policies to which it is a party or by which it is bound, except for instances of non-compliance that would not, individually or in the aggregate, be material to the Partner Contributed Business taken as a whole. Except as would not result in material liability, Partner has paid or appropriately accrued all wages, salaries, bonuses, commissions, wage premiums, fees and other compensation that has or will become due and payable to each employee and other service provider of the Partner Contributed Business and all payments, contributions or premiums required to be remitted or paid in respect of the Partner Employee Plans and in respect of employment insurance, employer health tax, workers’ compensation and Canada Pension Plan, pursuant to Applicable Law, contract, or employment policy. Partner is in material compliance with Applicable Law respecting employment and employment practices (including employment standards, labor relations, occupational health and safety, human rights, privacy, workers’ compensation, employment insurance, employer health tax and pay equity) and to the knowledge of Partner, there are no pending or threatened proceedings before any Governmental Authority with respect to any of the foregoing. The Partner Contributed Business has no material liability or obligation under any Applicable Law arising out of the misclassification of any employee working as an employee, consultant, independent contractor or temporary employee, as applicable.

(d) Neither Partner nor any of its Affiliates is a party to or subject to any collective bargaining agreement or employee association agreement or bargaining relationship that covers any Partner Business Employee. To the knowledge of Partner, no union organizing or decertification activities are underway or threatened with respect to the Partner Contributed Business and no such activities have occurred in the past three years. There is no labor strike, slowdown, walkout, lockout, work stoppage or other material labor dispute pending or, to Partner’s knowledge, threatened against or affecting the Partner Contributed Business, and no such dispute has occurred in the past three years.

(e) With respect to the Partner Contributed Business, Partner has no outstanding material liability under the WARN Act concerning employee layoffs implemented in the last two years. No employee layoff, facility closures, or similar reduction in force is currently contemplated, planned or announced that could affect Partner Business Employees (for clarity, except as expressly provided by Article 9).

(f) All Partner Employee Plans that are maintained on behalf of workers located outside of the United States: (i) have been established, registered (where required), maintained, funded, invested and administered in all material respects in compliance with their terms and in accordance with Applicable Law; (ii) if they are intended to qualify for special tax treatment meet all requirements for such treatment; (iii) if they are intended to be fully funded and/or book-reserved are fully funded and/or book reserved, as appropriate, based upon reasonable actuarial assumptions; (iv) do not contain a defined benefit provision; and (v) are not multi-employer defined benefit pension plans in which any entity that is not an Affiliate of Partner participates.

Section 4.16. Environmental Compliance. Except as to matters that would not reasonably be expected to have a Partner Material Adverse Effect:

(a) Except as set forth on Section 4.16(a) of the Partner Disclosure Schedules, (i) no written notice, order, request for information, complaint or penalty has been received by Partner, and (ii) there are no judicial, administrative or other actions, suits or proceedings pending or threatened, in the case of each of (i) and (ii), which allege a material violation of, or material liability under, any Environmental Law and relate to the Partner Contributed Assets or Partner Contributed Facilities;

(b) Except as set forth on Section 4.16(b) of the Partner Disclosure Schedules, to the knowledge of Partner, Partner (i) has obtained or caused to be obtained all permits, licenses or other authorizations necessary for the operation of the Partner Contributed Assets and the Partner Contributed Facilities to comply with all applicable Environmental Laws (as in effect on or prior to the dates this representation is made) and Partner is in compliance in all material respects with the terms of such permits, licenses and other authorizations and, with respect to the operation of the Partner Contributed Assets and the Partner Contributed Facilities, with all other applicable Environmental Laws (as in effect on or prior to the dates this representation is made); and (ii) with respect to the Partner Contributed Assets and the Partner Contributed Facilities, has not assumed or become subject to any material liability of any other Person pursuant to Environmental Laws;

(c) Except as set forth on Section 4.16(c) of the Partner Disclosure Schedules, with respect to the Partner Contributed Assets or the Partner Contributed Facilities, there has been no release, treatment, storage, disposal, handling, transportation or arrangement for the disposal or transportation of, or exposure of any Person to, any Hazardous Substances on, at, under or from the Partner Contributed Facilities, or from or in connection with the operations of the Partner Contributed Business, in a manner that could give rise to any material liabilities (including any remedial or corrective action obligations) pursuant to Environmental Laws;

(d) Except as set forth on Section 4.16(d) of the Partner Disclosure Schedules, to the knowledge of Partner, Partner, solely with respect to the Partner Contributed Business, has not designed, manufactured, sold, marketed, installed, repaired or distributed products or other items containing asbestos or other Hazardous Substances so as to give rise to any material liabilities under Environmental Laws; and

(e) Partner has furnished to the Company all material Phase I reports, assessments or audits relating to Environmental Laws in its possession or under its control relating to the Partner Contributed Business, the Partner Contributed Assets or the Partner Contributed Facilities.

Section 4.17. Tax Matters. Except as set forth in Section 4.17 of the Partner Disclosure Schedule:

(a) Partner has timely filed, or caused to be timely filed, all material Tax Returns required to be filed with respect to the Partner Contributed Business or any Partner Contributed Asset and all such Tax Returns are true, correct and complete in all material respects.

(b) Partner has timely paid all material Taxes required to be paid on or prior to the date hereof with respect to the Partner Contributed Business or any Partner Contributed Asset.

(c) Partner has established, in accordance with GAAP applied on a basis consistent with that of preceding periods, adequate reserves for the payment of, and will timely pay, all material Taxes which arise from or with respect to the Partner Contributed Assets or the operation of the Partner Contributed Business and are incurred in or attributable to the Pre-Closing Tax Period.

(d) There is not in force any extension (i) of the statute of limitations in respect of the collection or assessment of any material Taxes or (ii) of time within which to file any material Tax Return, in each case of, or with respect to, the Partner Contributed Business or any Partner Contributed Asset.

(e) There are no pending, active or, to the knowledge of Partner, threatened audits or legal proceedings involving or relating to any material Taxes or material Tax Returns of, or with respect to, the Partner Contributed Business or any Partner Contributed Asset.

(f) No claim has been made in the last three years by a Taxing Authority in a jurisdiction where Partner does not file Tax Returns that it is or may be subject to taxation in that jurisdiction with respect to the Partner Contributed Business or any Partner Contributed Asset.

(g) Partner has not participated (within the meaning of Treasury Regulations Section 1.6011-4(c)(3)) in any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b) (and all predecessor regulations).

(h) All withholding Tax requirements relating to the Partner Contributed Business or any Partner Contributed Asset have been satisfied in all material respects.

(i) All of the Partner Contributed Assets have been properly listed and described on the property tax rolls for all periods prior to and including the Closing Date, and no portion of the Partner Contributed Assets constitutes omitted property for property tax purposes.

(j) Partner is duly registered under all Applicable Laws related to Taxes and has duly and timely collected all amounts on account of any sales or transfer taxes, including goods and services, harmonized sales and provincial, state or territorial sales taxes, to the extent that such Taxes are related to the Partner Contributed Business or any Partner Contributed Asset and are required by Applicable Law to be collected by Partner, and Partner has, in all respects, duly and timely remitted to the appropriate Governmental Authority any such amounts required by Applicable Law to be remitted by it.

(k) Other than any Permitted Liens, there are no Liens for taxes on any of the Partner Contributed Assets.

Section 4.18. Financing. (a) As of the date hereof, Investor JV has received a duly executed Commitment Letter from each of GS Investor and CSL to provide financing in an aggregate amount of $325,000,000, subject to the terms and conditions set forth therein (the “Financing”), which Commitment Letters provide that Baker Hughes and the Company are third party beneficiaries thereto. A true and complete copy of each Commitment Letter has been previously provided to Baker Hughes. Partner has fully paid any and all commitment fees or other fees required by such Commitment Letters to be paid on or before the date hereof and will pay all additional fees as they become due. As of the date hereof, each Commitment Letter is a legal, valid and binding obligation of each party thereto and in full force and effect, has not been amended, modified, withdrawn, terminated or rescinded in any respect, and does not contain any material misrepresentation by Investor JV and no event has occurred which (with or without notice, lapse of time or both) would reasonably be expected to constitute a breach thereunder on the part of Investor JV. No amendment or modification to, or withdrawal, termination or rescission of, the Commitment Letters is contemplated. The aggregate proceeds contemplated by the Commitment Letters, together with available cash of Partner and Investor JV, will be sufficient for Partner and Investor JV to complete the transactions contemplated by this Agreement and the Ancillary Agreements to be performed by Partner, and to satisfy all of the obligations of Partner under this Agreement and the Ancillary Agreements arising prior to and at the Closing, including paying the JV Investor Initial Membership Acquisition Payment and the JV Investor Second Membership Acquisition Contribution. Neither Partner nor Investor JV has incurred any obligation, commitment, restriction or liability of any kind, and is not contemplating or aware of any obligation, commitment, restriction or liability of any kind, which would reasonably be expected to impair or adversely affect such resources. As of the date hereof, there are no side letters or other agreements, contracts, arrangements or understandings related to the funding or investing of the Financing other than as expressly set forth in the Commitment Letters. As of the date hereof, Investor JV has no reason to believe that any of the conditions to the Financing would not reasonably be expected to be satisfied on a timely basis or that the Financing would not reasonably be expected to be available to Investor JV on the date on which the Closing should occur pursuant to Section 2.17.

(b) Concurrently with the execution of this Agreement, CSL and the GS Investor have delivered to Baker Hughes the duly executed Guaranties. Each of the Guaranties is in full force and effect, has not been amended or modified, and is a legal, valid, binding and enforceable obligation of CSL or the GS Investor, as applicable. As of the date hereof, no event has occurred which, with or without notice, lapse of time or both, would constitute a default on the part of CSL or the GS Investor under any Guaranty.

Section 4.19. Finders’ Fees. There is no investment banker, broker, finder or other intermediary which has been retained by or is authorized to act on behalf of Partner who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement.

Section 4.20. Inspections; No Other Representations. Partner is an informed and sophisticated entity, and has engaged expert advisors, experienced in the evaluation of property and assets such as the Baker Hughes Contributions and the BH Canadian Asset Purchase as contemplated hereunder. Partner has undertaken such investigation and has been provided with and has evaluated such documents and information as it has deemed necessary to enable it to make an informed and intelligent decision with respect to the execution, delivery and performance of this Agreement and each Ancillary Agreement to which it is a party. Except as expressly set forth in this Agreement, Partner acknowledges and agrees that the Baker Hughes Transferred Assets are contributed “as is” and Partner agrees to accept the Baker Hughes Transferred Assets, as well as the Baker Hughes Contributed Business, in the condition they are in on the Closing Date based on its own inspection, examination and determination with respect to all matters. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement, Partner acknowledges that Baker Hughes makes no representation or warranty with respect to any projections, estimates or budgets delivered to or made available to Partner of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Baker Hughes Contributed Business or the future business and operations of the Baker Hughes Contributed Business or any other information or documents made available to Partner or its counsel, accountants or advisors with respect to the Baker Hughes Contributed Business.

Section 4.21. Insurance.

(a) Section 4.21(a) of the Partner Disclosure Schedule sets forth a description of the material insurance policies under which the Partner Contributed Assets are covered as of the date of this Agreement (the “Partner Insurance Policies”). Each Partner Insurance Policy is in full force and effect and all premiums with respect thereto have been paid to the extent due and payable. No written notice of cancellation or termination has been received by Partner with respect to any such Partner Insurance Policy that has not been replaced on substantially similar terms prior to the date of such cancellation or termination.

(b) Section 4.21(b) of the Partner Disclosure Schedule sets forth, as of the date of this Agreement, a list of all material pending claims that have been made under any Partner Insurance Policy since January 1, 2016 with respect to the Partner Contributed Assets.

Section 4.22. Affiliate Transactions. Except as set forth on Section 4.22 of the Partner Disclosure Schedules, neither Partner nor its Affiliates have, or during the last three years have had, any direct material interest in, or is or during the last three years was, a director, manager, officer, or employee of, any Person that is a client, customer, supplier, vendor, lessor, lessee, debtor, creditor, or competitor of the Partner Contributed Business.

Section 4.23. Investment Canada Act. Partner is a WTO investor that is not a state-owned enterprise, within the meaning of the Investment Canada Act (Canada).

ARTICLE 5

COVENANTS OF BAKER HUGHES

Baker Hughes agrees that:

Section 5.01. Conduct of the Business. From the date hereof until the Closing Date, except as would constitute a violation of Applicable Law, as set forth on Section 5.01 of the Baker Hughes Disclosure Schedule, as contemplated by this Agreement or as consented to by Partner in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Baker Hughes shall use its commercially reasonable efforts to conduct the Baker Hughes Contributed Business in the ordinary course consistent with past practice and shall use its commercially reasonable efforts to preserve intact the business organizations and relationships with third parties and to keep available the services of the present employees of the Baker Hughes Contributed Business. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as would constitute a violation of Applicable Law, as set forth on Section 5.01 of the Baker Hughes Disclosure Schedule, as contemplated by this Agreement or as consented to by Partner in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Baker Hughes will not:

(a) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities, properties, interests or businesses for the conduct of the Baker Hughes Contributed Business or the Company, other than in the ordinary course of business consistent with past practice;

(b) make any material modification to a facility related to the Baker Hughes Contributed Business or otherwise incur capital expenditures in excess of $150,000 in the aggregate, except in accordance with the capital expenditures plan set forth on Section 5.01(b) of the Baker Hughes Disclosure Schedule, and Baker Hughes will comply in all material respects with such capital expenditures plan;

(c) sell, lease, license or otherwise dispose of or fail to maintain, enforce or protect any material Baker Hughes Transferred Assets (for the avoidance of doubt, other than dispositions of consumables in the ordinary course of business and dispositions of any other assets in an aggregate amount not to exceed $500,000);

(d) sell, assign, transfer, lease, grant a license or sublicense to, abandon, permit to lapse or otherwise dispose of any Baker Hughes Transferred IP other than nonexclusive licenses granted in the ordinary course of business consistent with past practice or take, or fail to take, any action that could reasonably be expected to result in the loss, expiration, lapse or abandonment of any Baker Hughes Transferred Patent;

(e) increase the compensation or benefits of the Baker Hughes Business Employees other than in the ordinary course of business or as required by Applicable Law or the terms of any Baker Hughes Employee Plan or collective bargaining agreement or settle any material employment-related claims;

(f) other than in the ordinary course of business, hire any new Baker Hughes Business Employees or terminate any Baker Hughes Business Employees other than for cause;

(g) implement any employee layoffs implicating the WARN Act;

(h) sell, issue, lease, exclusively license, grant, pledge or otherwise transfer, or create or incur any Lien on, any shares or other interests of the Company or any of its Subsidiaries;

(i) amend the organizational documents, or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, of the Company or any of its Subsidiaries;

(j) make any loans, advances or capital contributions to, or investments in, any other Person with respect to the Baker Hughes Contributed Business, other than in the ordinary course of business consistent with past practice;

(k) create, incur, assume or otherwise become liable with respect to any indebtedness for borrowed money with respect to the Baker Hughes Contributed Business or guarantees thereof, except for trade credit or trade payables incurred in the ordinary course of business consistent with past practice and guarantees of indebtedness incurred under existing credit facilities, which guarantees will be terminated prior to or as of the Closing;

(l) enter into any agreement that limits or restricts the conduct of the Baker Hughes Contributed Business or that could, after the Closing Date, limit or restrict the Company (or any of its Subsidiaries) or any direct or indirect members of the Company (excluding Baker Hughes and its Affiliates other than the Company) from engaging or competing in any line of business, in any location or with any Person or enter into, amend or modify in any material respect or terminate any Baker Hughes Transferred Contract or otherwise waive, release or assign any material rights, claims or benefits of the Baker Hughes Contributed Business under any Baker Hughes Transferred Contract, except for commercially reasonable agreements with new customers made at arm’s length and for amendments, terminations or non-renewals in the ordinary course of business consistent with past practices or, if not consistent with past practices, in a fashion that is intended to improve the long term profitability of the relationship, including but not limited to improving the prospects for retaining the relationship for a longer period of time;

(m) settle any material litigation, investigation, arbitration, proceeding or other claim involving or against the Baker Hughes Contributed Business other than settlements involving only monetary payment in an amount not to exceed $250,000 individually or $500,000 in the aggregate, or any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby or by any Ancillary Agreement;

(n) allow any insurance policies covering the Baker Hughes Transferred Assets to lapse unless replaced with insurance policies providing substantially similar coverage; or

(o) agree or commit to do any of the foregoing.

Section 5.02. Confidentiality. Prior to the Closing Date and after any termination of this Agreement, Baker Hughes and its Affiliates (including, for this purpose, the Company) will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Partner Contributed Business or Partner furnished to Baker Hughes or its Affiliates (including, for this purpose, the Company) in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been previously known on a nonconfidential basis by Baker Hughes, in the public domain through no fault of Baker Hughes or later lawfully acquired by Baker Hughes from sources other than Partner; provided that Baker Hughes may disclose such information to (i) its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement and (ii) General Electric Company and its Affiliates, so long as in each case such Persons are informed by Baker Hughes of the confidential nature of such information and are directed by Baker Hughes to treat such information confidentially. Baker Hughes shall be responsible for any failure to treat such information confidentially by such Persons. The obligation of Baker Hughes and its Affiliates (including, for this purpose, the Company) to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information. If this Agreement is terminated, Baker Hughes and its Affiliates will, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, either (at Baker Hughes’ election) destroy or deliver to Partner, upon written request, all documents and other materials, and all copies thereof, obtained by Baker Hughes or its Affiliates or on their behalf from Partner in connection with this Agreement that are subject to such confidence.

Section 5.03. Access to Information. (a) From the date hereof until the Closing Date, Baker Hughes will (i) give Partner, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of Baker Hughes relating to the Baker Hughes Contributed Business, (ii) furnish to Partner, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Baker Hughes Contributed Business as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Baker Hughes to cooperate with Partner in its investigation of the Baker Hughes Contributed Business. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Baker Hughes. Notwithstanding the foregoing, Partner shall not have access to personnel records of Baker Hughes relating to individual performance or evaluation records, medical histories or other information which in Baker Hughes’ good faith opinion is sensitive or the disclosure of which could subject Baker Hughes to risk of liability, nor shall Partner have the right to conduct subsurface or invasive environmental sampling on any of the properties owned or operated by Baker Hughes, including the Baker Hughes Transferred Facilities.

(b) On and after the Closing Date, Baker Hughes will afford promptly to the Company, Partner and their respective agents reasonable access to its books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent necessary or useful for the Company or Partner, as applicable, in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Baker Hughes Contributed Business; provided that any such access by the Company or Partner shall not unreasonably interfere with the conduct of the business of Baker Hughes. The Company or Partner, as applicable, shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.

Section 5.04. Notices of Certain Events. Baker Hughes shall promptly notify Partner of any actions, suits, claims, investigations or proceedings commenced relating to Baker Hughes or the Baker Hughes Contributed Business that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.10.

Section 5.05. Baker Hughes Transferred Trademarks. Notwithstanding the contribution of the Baker Hughes Transferred Trademarks pursuant to Section 2.02(j), certain Baker Hughes Affiliates organized in the United States of America, Canada and in certain other countries throughout the world use or include all or a portion of certain of the Baker Hughes Transferred Trademarks in such Affiliates’ certificates of incorporation, articles of association, other organizational documents or other official name of organization or registration with the applicable Governmental Authorities (“Existing Company Names”). Following the Closing, Baker Hughes shall not, and shall cause any such Affiliates to not, mark goods or services offered under any such Existing Company Names with any of the Baker Hughes Transferred Trademarks or any variation or derivative thereof, including any Trademark that is confusingly similar thereto, it being understood that any such Baker Hughes Affiliate organized outside of the United States of America or Canada shall have no obligation to make any filing with respect to, change or otherwise amend its Existing Company Name or to amend, revise or otherwise change any contract, agreement or other documentation in connection with the renewal, extension or other extension of any existing commercial relationship involving any Baker Hughes Affiliate using an Existing Company Name outside of the United States of America or Canada. Any such Baker Hughes Affiliate with such Existing Company Name organized in the United States of America or Canada shall, as soon as reasonably practicable after the Closing, but in any event within three (3) months following the Closing, file amendments to their certificates of incorporation, articles of association or other organizational documents with the applicable Governmental Authorities changing the names of such Affiliates to names that do not include any portion of the Baker Hughes Transferred Trademarks or any name that is confusingly similar to any of the Baker Hughes Transferred Trademarks. All goodwill associated with any use by Baker Hughes or its Affiliates of the Baker Hughes Transferred Trademarks shall inure to the benefit of the Company or its Affiliates, as applicable. Following the Closing, neither Baker Hughes nor any of its Affiliates shall (A) contest the validity or ownership of any of the Baker Hughes Transferred Trademarks or (B) except as expressly permitted under this Section 5.05, use, adopt or employ any variation or derivative of any of the Baker Hughes Transferred Trademarks, including any Trademark that is confusingly similar to any of the Baker Hughes Transferred Trademarks.

Section 5.06. Transport of Assets. Prior to and following the Closing Date, Baker Hughes shall use commercially reasonable efforts to remove any asset that is located at a Baker Hughes Transferred Facility that is not a Baker Hughes Transferred Asset and cause to be delivered any Baker Hughes Transferred Asset that is not located at a Baker Hughes Transferred Facility to a Baker Hughes Transferred Facility.

Section 5.07. Hazardous Waste Disposal. Following the Closing, (a) Baker Hughes shall use commercially reasonable efforts to cooperate with the Company in connection with any removal and disposal, after the Closing Date, of any accumulated hazardous waste (as defined or listed under Environmental Law) to the extent present at any Baker Hughes Transferred Facility as of the Closing Date, and (b) any such disposal and removal shall be conducted using the relevant facility’s EPA identification number for such waste.

Section 5.08. Excluded Contracts. Following the Closing, the Company agrees to use its commercially reasonable efforts to reasonably cooperate with Baker Hughes to reduce any material liabilities of Baker Hughes under any contract related to the Baker Hughes Contributed Business that is not a Baker Hughes Contributed Contract; provided, that the Company shall not be required to assume any liability or otherwise bear any cost or expense in connection with such efforts.

ARTICLE 6

COVENANTS OF PARTNER

Partner agrees that:

Section 6.01. Conduct of the Business. From the date hereof until the Closing Date, except as would constitute a violation of Applicable Law, as set forth on Section 6.01 of the Partner Disclosure Schedule, as contemplated by this Agreement or as consented to by Baker Hughes in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Partner shall use its commercially reasonable efforts to conduct the Partner Contributed Business in the ordinary course consistent with past practice and shall use its commercially reasonable efforts to preserve intact the business organizations and relationships with third parties and to keep available the services of the present employees of the Partner Contributed Business. Without limiting the generality of the foregoing, from the date hereof until the Closing Date, except as would constitute a violation of Applicable Law, as set forth on Section 6.01 of the Partner Disclosure Schedule, as contemplated by this Agreement or as consented to by Baker Hughes in writing (which consent shall not be unreasonably conditioned, withheld or delayed), Partner will not:

(a) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, securities, properties, interests or businesses for the conduct of the Partner Contributed Business, other than in the ordinary course of business consistent with past practice;

(b) make any material modification to a facility related to the Partner Contributed Business or otherwise incur capital expenditures in excess of $150,000 in the aggregate, except in accordance with the capital expenditures plan set forth on Section 6.01(b) of the Partner Disclosure Schedule, and Partner will comply in all material respects with such capital expenditures plan;

(c) sell, lease, license or otherwise dispose of or fail to maintain, enforce or protect any material Partner Contributed Assets (for the avoidance of doubt, other than dispositions of consumables in the ordinary course of business and dispositions of any other assets in an aggregate amount not to exceed $500,000);

(d) sell, assign, transfer, lease, grant a license or sublicense to, abandon, permit to lapse or otherwise dispose of any Partner Transferred IP other than non-exclusive licenses granted in the ordinary course of business consistent with past practice or take, or fail to take, any action that could reasonably be expected to result in the loss, expiration, lapse or abandonment of any Partner Transferred Patent;

(e) increase the compensation or benefits of the Partner Business Employees other than in the ordinary course of business or as required by Applicable Law or the terms of any Partner Employee Plan or collective bargaining agreement or settle any material employment-related claims;

(f) other than in the ordinary course of business, hire any new Partner Business Employees or terminate any Partner Business Employees other than for cause;

(g) implement any employee layoffs implicating the WARN Act;

(h) sell, issue, grant, pledge or otherwise transfer, or create or incur any Lien on, any shares or other interests of Allied NewCo, including the Allied NewCo Interests;

(i) amend the organizational documents, or adopt or enter into a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, of Allied NewCo;

(j) make any loans, advances or capital contributions to, or investments in, any other Person with respect to the Partner Contributed Business, other than in the ordinary course of business consistent with past practice;

(k) create, incur, assume or otherwise become liable with respect to any indebtedness for borrowed money with respect to the Partner Contributed Business or guarantees thereof, except for trade credit or trade payables incurred in the ordinary course of business consistent with past practice and guarantees of indebtedness incurred under existing credit facilities, which guarantees will be terminated prior to or as of the Closing;

(l) enter into any agreement that limits or restricts the conduct of the Partner Contributed Business or that could, after the Closing Date, limit or restrict the Company or any direct or indirect members of the Company (excluding Partner and its Affiliates) from engaging or competing in any line of business, in any location or with any Person or enter into, amend or modify in any material respect or terminate any Partner Contributed Contract or otherwise waive, release or assign any material rights, claims or benefits of the Partner Contributed Business under any Partner Contributed Contract, except for commercially reasonable agreements with new customers made at arm’s length and for amendments, terminations or non-renewals in the ordinary course of business consistent with past practices or, if not consistent with past practices, in a fashion that is intended to improve the long term profitability of the relationship, including but not limited to improving the prospects for retaining the relationship for a longer period of time;

(m) settle any material litigation, investigation, arbitration, proceeding or other claim involving or against the Partner Contributed Business other than settlements involving only monetary payment in an amount not to exceed $250,000 individually or $500,000 in the aggregate, or any litigation, arbitration, proceeding or dispute that relates to the transactions contemplated hereby or by any Ancillary Agreement;

(n) allow any insurance policies covering the Partner Contributed Assets to lapse unless replaced with insurance policies providing substantially similar coverage; or

(o) agree or commit to do any of the foregoing.

Section 6.02. Confidentiality. Prior to the Closing Date and after any termination of this Agreement, Partner and its Affiliates will hold, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of law, all confidential documents and information concerning the Baker Hughes Contributed Business or Baker Hughes furnished to Partner or its Affiliates in connection with the transactions contemplated by this Agreement, except to the extent that such information can be shown to have been previously known on a nonconfidential basis by Partner, in the public domain through no fault of Partner or later lawfully acquired by Partner from sources other than Baker Hughes; provided that Partner may disclose such information to its officers, directors, employees, accountants, counsel, consultants, advisors and agents in connection with the transactions contemplated by this Agreement so long as such Persons are informed by Partner of the confidential nature of such information and are directed by Partner to treat such information confidentially. Partner shall be responsible for any failure to treat such information confidentially by such Persons. The obligation of Partner and its Affiliates to hold any such information in confidence shall be satisfied if they exercise the same care with respect to such information as they would take to preserve the confidentiality of their own similar information. If this Agreement is terminated, Partner and its Affiliates will, and will use their best efforts to cause their respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to, either (at Partner’s election) destroy or deliver to Baker Hughes, upon written request, all documents and other materials, and all copies thereof, obtained by Partner or its Affiliates or on their behalf from Baker Hughes in connection with this Agreement that are subject to such confidence.

Section 6.03. Access to Information. (a) From the date hereof until the Closing Date, Partner will (i) give Baker Hughes, its counsel, financial advisors, auditors and other authorized representatives reasonable access to the offices, properties, books and records of Partner relating to the Partner Contributed Business, (ii) furnish to Baker Hughes, its counsel, financial advisors, auditors and other authorized representatives such financial and operating data and other information relating to the Partner Contributed Business as such Persons may reasonably request and (iii) instruct the employees, counsel and financial advisors of Partner to cooperate with Baker Hughes in its investigation of the Partner Contributed Business. Any investigation pursuant to this Section shall be conducted in such manner as not to interfere unreasonably with the conduct of the business of Partner. Notwithstanding the foregoing, Baker Hughes shall not have access to personnel records of Partner relating to individual performance or evaluation records, medical histories or other information which in Partner’s good faith opinion is sensitive or the disclosure of which could subject Partner to risk of liability, nor shall Baker Hughes have the right to conduct subsurface or invasive environmental sampling on any of the properties owned or operated by Partner, including the Partner Contributed Facilities.

(b) On and after the Closing Date, Partner will afford promptly to the Company, Baker Hughes and their respective agents reasonable access to its books of account, financial and other records (including accountant’s work papers), information, employees and auditors to the extent necessary or useful for the Company or Baker Hughes, as applicable, in connection with any audit, investigation, dispute or litigation or any other reasonable business purpose relating to the Partner Contributed Business; provided that any such access by the Company or Baker Hughes shall not unreasonably interfere with the conduct of the business of Partner. The Company or Baker Hughes, as applicable, shall bear all of the out-of-pocket costs and expenses (including attorneys’ fees, but excluding reimbursement for general overhead, salaries and employee benefits) reasonably incurred in connection with the foregoing.

Section 6.04. Notices of Certain Events. Partner shall promptly notify Baker Hughes of any actions, suits, claims, investigations or proceedings commenced relating to Partner or the Partner Contributed Business that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.11.

Section 6.05. Baker Hughes Names and Marks. As soon as reasonably practicable after the Closing, but in any event within twelve (12) months following the Closing, the Company shall, and shall cause its Affiliates to (a) cease all external use of the Baker Hughes Names and Marks and (b) materially remove, destroy or strike over all Baker Hughes Names and Marks from the Company’s assets, inventory and other materials, including as part of its stationary, displays, signs, promotional materials, manuals, forms, websites, email and other materials (but not including any such materials used solely for internal purposes of the Company through the end of the natural useful life of such materials, provided that, after the Closing, in no event shall Partner, the Company or any of their respective Affiliates make or have made any new, or any replacements for, such assets, inventory or other materials bearing any Baker Hughes Names or Marks). Any use by Partner or the Company of the Baker Hughes Names and Marks during the limited phase-out period provided in this Section 6.05 shall be (i) solely in connection with goods and services that are (x) of the type of goods and services for which the Baker Hughes Contributed Business was using the Baker Hughes Names and Marks during the twelve (12) months prior to the Closing and (y) of a quality at least as high as the quality of goods and services provided by Baker Hughes during the twelve (12) months prior to the Closing, and (ii) substantially consistent with the form and manner of use thereof by Baker Hughes during the twelve (12) months prior to the Closing. All goodwill associated with the use by Partner or the

Company or their respective Affiliates of the Baker Hughes Names and Marks shall inure to the benefit of Baker Hughes or its Affiliates, as applicable. Following the Closing, none of Partner, the Company nor any of their respective Affiliates shall (A) contest the validity or ownership of any of the Baker Hughes Names and Marks or (B) use, adopt or employ any variation or derivative of any of the Baker Hughes Names and Marks, including any Trademark that is confusingly similar to any of the Baker Hughes Names and Marks.

Section 6.06. Hazardous Waste Disposal. Following the Closing, (a) Partner shall use commercially reasonable efforts to cooperate with the Company in connection with any removal and disposal, after the Closing Date, of any accumulated hazardous waste (as defined or listed under Environmental Law) to the extent present at any Partner Contributed Facility as of the Closing Date, and (b) any such disposal and removal shall be conducted using the relevant facility’s EPA identification number for such waste.

Section 6.07. Excluded Contracts. Following the Closing, the Company agrees to use its commercially reasonable efforts to reasonably cooperate with Partner to reduce any material liabilities of Partner under any contract related to the Partner Contributed Business that is not a partner Contributed Contract; provided, that the Company shall not be required to assume any liability or otherwise bear any cost or expense in connection with such efforts.

ARTICLE 7

COVENANTS OF THE PARTIES

The parties hereto agree that:

Section 7.01. Best Efforts; Further Assurance. (a) Subject to the terms and conditions of this Agreement, the parties hereto shall use their respective best efforts to take, or cause to be taken, all actions (including instituting litigation or any other Action) and to do, or cause to be done, all things necessary or desirable under Applicable Law to consummate the transactions contemplated by this Agreement and the Ancillary Agreements as soon as practicable, including preparing and filing as promptly as practicable with any Governmental Authority or other third party all documentation to effect all necessary or desirable filings, notices, petitions, statements, registrations, submissions of information, applications and other documents and obtaining and maintaining all approvals, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Authority or other third party that are necessary or desirable to consummate the transactions contemplated by this Agreement and the Ancillary Agreements as soon as practicable. The parties hereto agree to execute and deliver such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement.

(b) In furtherance and not in limitation of the foregoing, and to the extent required by Applicable Law, each of the parties hereto shall, as promptly as practicable and in any event within 10 Business Days of the date hereof, (i) make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and by the Ancillary Agreements, (ii) take such action as is necessary and advisable to comply with the requirements of the Canadian Competition Act and (iii) shall supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act or the Canadian Competition Act and to take all other actions necessary to cause the expiration or termination of the applicable waiting periods under the HSR Act or the Canadian Competition Act as soon as practicable.

(c) If any objections are asserted with respect to the transactions contemplated by this Agreement or any Ancillary Agreement under the HSR Act, the Canadian Competition Act or any other similar Applicable Law, or if any Action is instituted or threatened by any Governmental Authority or any private party challenging any of the transactions contemplated by this Agreement or any Ancillary Agreement as violative of the HSR Act, the Canadian Competition Act or any other similar Applicable Law, Partner shall use its best efforts to promptly resolve such objections. In furtherance of the foregoing, Partner shall, and shall cause its Subsidiaries and Affiliates to, take all actions, including agreeing to hold separate or to divest any of the businesses or properties or assets of Partner or any of its Affiliates and any assets of the Company, terminating any existing relationships and contractual rights and obligations, terminating any venture or other arrangement, creating any relationship, contractual rights or obligations of the Company or Partner or any of its Affiliates, effectuating any other change or restructuring of the Company or Partner or any of its Affiliates and opposing, fully and vigorously, (A) any administrative or judicial action or proceeding that is initiated or threatened to be initiated challenging this Agreement or the consummation of the transactions contemplated hereby and (B) any request for, the entry of, and seek to have vacated or terminated, any order that could restrain, prevent or delay the consummation of the transactions contemplated hereby, including in the case of either (A) or (B) by defending through litigation any action asserted by any Person in any court or before any Governmental Authority, and vigorously pursuing all available avenues of administrative and judicial appeal (and, in each case, to enter into agreements or stipulate to the entry of an order or decree or file appropriate applications with any Governmental Authority in connection with any of the foregoing and in the case of actions by or with respect to the Company, by consenting to such action), as may be required (x) by the applicable Governmental Authority in order to resolve such objections as such Governmental Authority may have to such transactions under the HSR Act, the Canadian Competition Act or any other similar Applicable Law or (y) by any domestic or foreign court or other tribunal, in any Action challenging such transactions as violative of the HSR Act, the Canadian Competition Act or any other similar Applicable Law, in order to avoid the entry of, or to effect the dissolution, vacating, lifting, altering or reversal of, any order that has the effect of restricting, preventing or prohibiting the consummation of the transactions contemplated by this Agreement as soon as practicable.

Section 7.02. Certain Filings. The parties hereto shall cooperate with one another in determining whether any action by or in respect of, or filing with, any Governmental Authority is required, or any actions, consents, approvals or waivers are required to be obtained from parties to any material contracts, in connection with the consummation of the transactions contemplated by this Agreement and the Ancillary Agreements and in taking such actions or making any such filings, furnishing information required in connection therewith and seeking timely to obtain any such actions, consents, approvals or waivers. Baker Hughes and Partner shall have responsibility for their respective filing fees associated with any other required filings, except that Baker Hughes and Partner shall have equal responsibility for the filing fees associated with the HSR Act filing and the Canadian Competition Act filing.

Section 7.03. Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the transactions contemplated hereby and, except for any press releases and public statements the making of which may be required by Applicable Law or any listing agreement with any national securities exchange, will not issue any such press release or make any such public statement prior to such consultation.

Section 7.04. Notices of Certain Events. Each party hereto shall promptly notify the other parties hereto of:

(a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement; and

(b) any notice or other communication from any Governmental Authority in connection with the transactions contemplated by this Agreement.

Section 7.05. Insurance Coverage. From and after the Closing, subject to any applicable provisions of Article 9 and the Transition Services Agreement, the Baker Hughes Contributed Business shall cease to be insured by the Baker Hughes Parties’ insurance policies or by any of their self-insurance programs and the Baker Hughes Parties shall retain all rights to control such insurance policies and self-insurance programs, including the right to exhaust, settle, release, commute, buy back or otherwise resolve disputes with respect to any of its insurance policies and self-insurance programs. The parties acknowledge that the Baker Hughes Contributed Business may be entitled to the benefit of coverage under the insurance policies made available through the Baker Hughes Parties (the “Baker Hughes Retained Policies”) with respect to acts, facts, circumstances or omissions occurring prior to Closing (“Pre-Closing Occurrences”), and Baker Hughes agrees to make such applicable claims on the Company’s behalf (“Baker Hughes Retained Policy Claims”). With respect to claims for Pre-Closing Occurrences made pursuant to the preceding sentence, whether reported to the applicable insurance provider by Baker Hughes or by the Company, each party shall, and shall cause its respective Affiliates to, use commercially reasonable efforts to obtain the benefit of the applicable insurance coverage and pay such benefit, if any, to the Company (net of any Recovery Costs incurred by Baker Hughes as a result of the same); provided that, (x) the Company shall be fully liable for all uninsured or self-insured amounts in respect of any Baker Hughes Retained Policy Claims, and (y) the Company agrees to reimburse Baker Hughes promptly upon request for all reasonable out-of-pocket costs or expenses incurred by Baker Hughes or any Affiliate of Baker Hughes in connection with making or pursuing any claim pursuant to this Section 7.05, including the costs of filing a claim and any deductibles, premium increases or other amounts that are or become payable by Baker Hughes or any Affiliate of Baker Hughes under the applicable insurance policies or self-insurance programs directly as a result of claims made pursuant to this Section 7.05 (such costs and expenses referred to in this clause (y), “Recovery Costs”).

Section 7.06. Replacement of Guaranties. On or prior to Closing, Baker Hughes and Partner shall use their commercially reasonable efforts to cause the replacement, effective as of the Closing, of the letters of credit, guaranties, financial assurances, surety bonds, performance bonds and other contractual obligations entered into by or on behalf of Baker Hughes or any of its Affiliates or Partner or any of its Affiliates in connection with the Baker Hughes Contributed Business or the Partner Contributed Business, respectively, which are listed in Section 7.06 of the Baker Hughes Disclosure Schedule or Section 7.06 of the Partner Disclosure Schedule, respectively; provided that if any such letter of credit, guaranty, financial assurance, surety bond, performance bond or other contractual obligation is not replaced effective as of the Closing, the Company shall indemnify Baker Hughes and its Affiliates or Partner and its Affiliates, as applicable, against, and hold each of them harmless from, any and all Damages incurred or suffered by Baker Hughes or any of its Affiliates or Partner or any of its Affiliates, as applicable, related to or arising out of the same. In connection with the foregoing, Baker Hughes shall not cause the Company to provide replacement letters of credit, guaranties, financial assurances, surety bonds, performance bonds or other contractual obligations without the prior written consent of Partner.

Section 7.07. Access; Confidentiality. On and after the Closing Date, each party hereto will afford promptly to the other parties hereto and their respective agents reasonable access to its properties, books, records, employees and auditors to the extent necessary to permit the other parties hereto to determine any matter relating to their respective rights and obligations hereunder or to any period ending on or before the Closing Date; provided that any such access shall not unreasonably interfere with the conduct of the business of the party affording such access. Each party hereto will hold, and will use its best efforts to cause its respective officers, directors, employees, accountants, counsel, consultants, advisors and agents to hold, in confidence, unless compelled to disclose by judicial or administrative process or by other requirements of Applicable Law, all confidential documents and information concerning the other parties hereto provided to it pursuant to this Section.

Section 7.08. Sand Contracts.

(a) In connection with the contribution of the Unimin Sand Contract to the Company as a Baker Hughes Transferred Contract, subject to Section 7.08(b), the Company shall use its commercially reasonable efforts (as defined in the Unimin Sand Contract) to purchase all of its and its Subsidiaries’ White Sand requirements up to the Minimum (as defined in the Unimin Sand Contract) from Unimin pursuant to the Unimin Sand Contract during the Term (as defined in the Unimin Sand Contract), which, for the avoidance of doubt, shall not apply to the use by the Company and its Subsidiaries of Brown Sand or in connection with any activities of the Company and its Subsidiaries where any customer thereof is providing White Sand or other materials required for work performed by the Company and any of its Subsidiaries. Following the date hereof, the Company and Baker Hughes will cooperate in good faith to renegotiate with Unimin the Unimin Sand Contract to reflect terms that are mutually agreeable to both the Company and Baker Hughes in their respective sole discretions. If the Unimin Sand Contract is amended following the Closing in any manner that would adversely impact Baker Hughes, the provisions of this Section 7.08 shall terminate and be of no further force or effect.

(b) In the event that during the Term the Company identifies White Sand that it reasonably believes it will utilize in connection with its operations that is available for acquisition from a provider other than Unimin (“Alternative White Sand”) at a total cost to the Company for delivery to the applicable well-site (“Well-Site Cost”) that is lower than the applicable Well-Site Cost offered by Unimin based on a written quote from Unimin within the prior two Business Day period, the Company shall notify the applicable representatives of Baker Hughes set forth in Section 7.08 of the Baker Hughes Disclosure Schedules (or otherwise as identified in writing to the Company following the Closing) and provide reasonable evidence (it being understood by the parties that it shall not be reasonable to share information subject to confidentiality restrictions; provided that that the Company shall use commercially reasonable efforts to make reasonable and appropriate substitute disclosure arrangements in such circumstances) of the lower Well-Site Cost of the Alternative White Sand as compared to the Well-Site Cost of the Unimin White Sand (the difference between the Well-Site Cost of such Alternative White Sand and the Well-Site Cost of such Unimin Sand, the “Cost Differential”). Baker Hughes shall have a period of two (2) Business Days to respond to the Company with its binding written election to (i) allow the Company to proceed with the acquisition of the applicable Alternative White Sand or (ii) require the Company to acquire the applicable Unimin White Sand despite its higher Well-Site Cost (such requirement described in this clause (ii), a “BH Unimin Purchase Requirement”). No later than five (5) Business Days after the end of each calendar month during the Term, the Company shall provide Baker Hughes with written notice setting forth the amount of the aggregate Cost Differential resulting from all BH Unimin Purchase Requirements in the prior month (the “Monthly Unimin True-Up Payment”), along with reasonable supporting documentation. No later than five (5) Business Days following delivery of such notice, Baker Hughes shall deliver, in immediately available funds, by wire transfer, the Monthly Unimin True-Up Payment to a Company bank account based on the wiring instructions set forth in such notice.

(c) No later than ten (10) Business Days following the end of each calendar year during the Term, the Company shall provide Baker Hughes with a certificate (the “Annual Unimin Certificate”) setting forth in reasonable detail its purchases during the prior calendar year of all White Sand from Unimin, its purchases of all White Sand from all other providers, if any, and the calculation of any Shortfall Volume (as defined in the Unimin Sand Contract), if any, and the calculation of any Liquidated Damages (as defined in the Unimin Sand Contract), if any, payable to Unimin that did not arise as a result of the Partner’s or the Company’s failure to comply with its obligations in Section 7.08(a) (“Reimbursable Liquidated Damages”). In the event that any Reimbursable Liquidated Damages are payable to Unimin as set forth in the Annual Unimin Certificate, Baker Hughes shall deliver, in immediately available funds, by wire transfer, an amount equal to such Reimbursable Liquidated Damages to a Company bank account based on the wiring instructions set forth in such notice no later than five (5) Business Days following delivery of the Annual Unimin Certificate. No later than ten (10) Business Days following the end of each calendar quarter during the Term, the Company shall provide Baker Hughes with a certificate setting forth in reasonable detail its purchases during the year-to-date of all White Sand from Unimin, its purchases of all White Sand from all other providers, if any, and the calculation of any Shortfall Volume, if any, and the calculation of any Liquidated Damages.

Section 7.09. Master Services Agreement. After the Closing Date, upon the Company’s reasonable request, Baker Hughes shall use its commercially reasonable efforts to arrange for introductory meetings necessary to facilitate the Company’s entry into master services agreements (other than Baker Hughes Transferred MSAs) with customers of the Baker Hughes Contributed Business necessary or desirable for the operation of the Company following the Closing.

Section 7.10. Post-Closing Financial Statements. Baker Hughes and Partner agree to use their commercially reasonable efforts to assist the Company after the Closing in order for the Company to prepare audited balance sheets for the combined Baker Hughes Contributed Business and Partner Contributed Business of the Company, and the related statements of income and cash flows, together with all footnotes and related disclosures, which shall fairly present in all material respects, in conformity with GAAP applied on a consistent basis (except as may be indicated in the notes thereto), the financial position of such combined Baker Hughes Contributed Business and Partner Contributed Business of the Company for all periods after the Closing. Beginning on the date hereof, Baker Hughes shall use commercially reasonable efforts to provide the Company with reasonable cooperation and information (including making its management, independent auditors and books and records available to the independent auditors of the Company, and to the financial accounting reporting personnel of the Company) in order to assist the Company in the Company’s production of (i) audit-ready consolidated balance sheets and related statements of income, members’ equity and cash flows of the Company and its subsidiaries, for the fiscal years ended December 31, 2014, 2015 and 2016 together with all footnotes and related disclosures, within 180 days following the Closing Date, (ii) to the extent the Closing occurs in 2017, unaudited consolidated balance sheets and related statements of income, members’ equity and cash flows of the Company and its subsidiaries, for each fiscal quarter of 2017 (other than the fourth fiscal quarter) (in each case, together with the corresponding comparative period from 2016) together with all footnotes and related disclosures within 45 days of the end of each such fiscal quarter and (iii) if necessary under the rules and regulations of the Securities and Exchange Commission, or any specific request from such an agency, any pro forma financial statements which may be required to be included therein, in each of clauses (i), (ii) and (iii), prepared in accordance with Regulation S-X and the rules and regulations of the Commission promulgated thereunder and in form and substance suitable for inclusion on Form S-1 (or other eligible or successor form) for the initial public offering of the equity interests of the Company or any parent company, subsidiary or successor registered under the Securities Act of 1933, as amended. For the avoidance of doubt, the parties acknowledge and agree that Baker Hughes shall render the management representations reasonably necessary for the independent auditors to be able to issue their PCAOB opinion on any pre-Closing periods referenced above.

Section 7.11. Consulting Agreement. The Company shall enter into the Consulting Agreement on the Closing Date.

Section 7.12. Structuring Transactions. (a) The Company acknowledges and agrees that, (x) before the consummation of the BH Canadian Asset Transfer, each of LuxCo and CanCo shall not have conducted any business, shall have no, assets, liabilities or obligations of any nature other than (i) those incident to its formation and (ii) pursuant to this Agreement or the Ancillary Agreements and the transactions contemplated hereby and thereby and (y) it shall cause LuxCo and CanCo to consummate their applicable Structuring Transactions.

(b) Partner acknowledges and agrees that it shall cause Allied NewCo to be treated as a disregarded entity for U.S. federal income tax purposes at all times following its formation.

Section 7.13. Further Assurances. Baker Hughes and Partner agree, and Baker Hughes, prior to the Closing, agrees to cause the Company, to use their reasonable best efforts to execute and deliver, at no cost to the other party, such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable in order to consummate or implement expeditiously the transactions contemplated by this Agreement and the Ancillary Agreements.

Section 7.14. Pledge. From and after the Closing, in connection with Partner’s indemnification obligations pursuant to Article 11, Partner agrees that it will not provide a security interest in the equity securities of Investor JV held by Partner as of immediately following the Closing to any party (other than any security interest that arises by operation of law); provided, that in the event Partner (or any Permitted Transferee (as defined in the Post-Closing LLC Agreement) of Partner) sells or otherwise transfers any equity securities of Investor JV to a Permitted Transferee, such Permitted Transferee shall agree to be bound by the restriction set forth in this Section 7.14 (including the obligation to cause future Permitted Transferees to be bound by the restrictions set forth in this Section 7.14) and assume on a joint and several basis Partner’s (or such Permitted Transferee’s) indemnification obligations under Article 11; provided, further, that the restriction set forth in this Section 7.14 shall in no respect limit Partner’s right or its Permitted Transferee’s right, as applicable, to sell or otherwise transfer such equity securities to any third party or otherwise limit the exercise of any of the rights of the Investor JV under Article 9 of the Post-Closing LLC Agreement, and upon such sale or other transfer to a third party the restrictions set forth in this Section 7.14 with respect to such transferred equity securities shall no longer be of any force or effect.

ARTICLE 8

TAX MATTERS

Section 8.01. Tax Cooperation; Allocation of Taxes; Certain Refunds. (a) The Company and Baker Hughes agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the Baker Hughes Contributed Business and the Baker Hughes Transferred Assets (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax; provided, that notwithstanding anything to the contrary in this Agreement, in no event shall any party or any of its respective Affiliates be entitled to any information relating to, or a copy of, any consolidated, combined, affiliated or unitary Tax Return that includes Baker Hughes or any of its Affiliates (other than pro forma information relating solely to the Baker Hughes Contributed Business and the Baker Hughes Transferred Assets). The Company and Baker Hughes shall retain all books and records with respect to Taxes pertaining to the Baker Hughes Transferred Assets until at least 60 days following the expiration of the applicable statute of limitations (taking into account any extensions thereof). The Company and Baker Hughes shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Baker Hughes Transferred Assets or the Baker Hughes Contributed Business.

(b) The Company and Partner agree to furnish or cause to be furnished to each other, upon request, as promptly as practicable, such information and assistance relating to the

Partner Contributed Business and the Partner Contributed Assets (including access to books and records) as is reasonably necessary for the filing of all Tax Returns, the making of any election relating to Taxes, the preparation for any audit by any Taxing Authority, and the prosecution or defense of any claim, suit or proceeding relating to any Tax; provided that notwithstanding anything to the contrary in this Agreement, in no event shall any party or any of its respective Affiliates be entitled to any information relating to, or a copy of, any consolidated, combined, affiliated or unitary Tax Return that includes Partner or any of its Affiliates (other than pro forma information relating solely to the Partner Contributed Business and the Partner Contributed Assets). The Company and Partner shall retain all books and records with respect to Taxes pertaining to the Partner Contributed Assets until at least 60 days following the expiration of the applicable statute of limitations (taking into account any extensions thereof). The Company and Partner shall cooperate with each other in the conduct of any audit or other proceeding relating to Taxes involving the Partner Contributed Assets or the Partner Contributed Business.

(c) All excise, sales, use, value added, registration stamp, recording, documentary, conveyancing, franchise, property, transfer and similar Taxes, levies, charges and fees (collectively, “Transfer Taxes”) incurred in connection with the Baker Hughes Contributions, the BH Canadian Asset Purchase or the Allied NewCo Contribution shall be borne 50% by Baker Hughes and 50% by Partner, subject to the election provided for in Section 8.01(g) in respect of the transfer of any Canadian assets; provided, however, that any Transfer Taxes imposed solely as result of any other restructuring or similar transaction (including the BH SubCo Interim Contribution, the Allied NewCo Interim Contribution and the Partner Membership Interest Transfer) undertaken by the Baker Hughes Parties or Partner prior to Closing shall be borne by the Baker Hughes Parties or Partner, respectively. Each of the Company, Partner and Baker Hughes shall cooperate in providing each other with any appropriate resale exemption certifications and other similar documentation. Transfer Taxes shall be timely paid, and all applicable filings, reports and Tax Returns shall be timely filed, as provided by Applicable Law. Baker Hughes and Partner shall each be entitled to reimbursement from the Company for any Transfer Taxes paid by such party in accordance with this Section 8.01(c). Upon payment of any such Transfer Tax by Baker Hughes or Partner, such paying party shall present a statement to the Company setting forth the amount of reimbursement to which the paying party is entitled under this Section 8.01(c), together with such supporting evidence as is reasonably necessary to calculate the amount to be reimbursed. The Company shall make such reimbursement promptly but in no event later than 10 days after the presentation of such statement. Any payment not made within such time shall bear interest at the per-annum rate of the overnight U.S. Dollar LIBOR interest rate plus 300 basis points for each day until paid.

(d) The Company shall promptly pay to Baker Hughes an amount equal to any refund or credit (including any interest paid or credited with respect thereto) received by the Company or any of its Affiliates in connection with the Baker Hughes Transferred Assets or the Baker Hughes Contributed Business that constitutes an Excluded Baker Hughes Asset. The Company shall, if requested by Baker Hughes and at Baker Hughes’ expense, file (or cause the relevant entity to file) for, and take such other actions as may be necessary to obtain, any refund or credit which would give rise to a payment under this Section 8.01(d).

(e) The Company shall promptly pay to Partner an amount equal to any refund or credit (including any interest paid or credited with respect thereto) received by the Company or any of its Affiliates in connection with the Partner Contributed Assets or the Partner Contributed Business that constitutes an Excluded Partner Asset. The Company shall, if requested by Partner and at Partner’s expense, file (or cause the relevant entity to file) for, and take such other actions as may be necessary to obtain, any refund or credit which would give rise to a payment under this Section 8.01(e).

(f) In the case of any Taxes that are payable with respect to a Straddle Period, for purposes of determining whether and to what extent a liability for Taxes is allocable to a Pre-Closing Tax Period (i) Taxes that are based upon or related to income and any gross receipts, sales or use Taxes shall be allocated between the Pre-Closing Tax Period and the portion of such Straddle Period beginning after the Closing Date based on an interim closing of the books as of the end of the day on the Closing Date and (ii) Taxes not described in clause (i) above shall be allocated between the Pre-Closing Tax Period and the portion of such Straddle Period beginning after the Closing Date by prorating each such Tax based on the number of days in the Pre-Closing Tax Period, on the one hand, and the number of days in such Straddle Period that occur after the Closing Date, on the other hand.

(g) CanCo and BHCC shall elect to have the provisions of subsections 167(1) and 167(1.1) of the Excise Tax Act (Canada) apply to the sale of the Baker Hughes Canadian Transferred Assets by BHCC to CanCo. The parties shall take all necessary actions in order to complete and CanCo shall file a valid joint election as provided in subsection 167(1) of the Excise Tax Act (Canada) on or before the date on which CanCo must submit its HST returns for the reporting period in which the Closing occurs.

(h) The parties agree that the Company shall file an election under Section 754 of the Code for its first taxable year in existence and shall cause a Section 754 election to be maintained and in effect for the each taxable year Company.

(i) Baker Hughes shall not, and shall cause its Affiliates not to, take any deductions under Sections 168(k) or 179 of the Code with respect to any Baker Hughes Transferred Asset that was placed in service in 2016.

(j) Solely for purposes of any provision herein relating to Taxes, the licenses granted to the Company pursuant to the Intellectual Property License Agreement shall be treated as part of the Baker Hughes Transferred Assets.

(k) Baker Hughes and BH SubCo shall refrain from taking any action that would cause their Membership Interests in the Company to be owned or treated for U.S. federal income tax purposes as owned by the same Person at any time from the completion of the Baker Hughes Contributions until the one-year anniversary of the Closing, unless such action is taken (i) in connection with any transaction with a third party or (ii) with the prior written consent of Investor JV, which shall not be unreasonably withheld, conditioned or delayed.

(l) The Pre-Closing LLC Agreement shall be executed as of the completion of the Baker Hughes Contributions, shall remain in effect and shall not be amended after it is entered into and until the Closing, except with the prior written consent of Investor JV.

ARTICLE 9

EMPLOYEE MATTERS

Section 9.01. Offers of Employment. Section 9.01(a) of the Baker Hughes Disclosure Schedule provides a list of all Baker Hughes Business Employees as of the date hereof, such list to be updated immediately prior to the Closing. Section 9.01 of the Partner Disclosure Schedule provides an accurate list of all Partner Business Employees, such list to be updated immediately prior to the Closing. Not later than five days prior to the Closing Date, the Company will (or will cause its Subsidiaries to) (i) make a Baker Hughes Qualifying Offer to at least the percentage of Baker Hughes Business Employees set forth on Section 9.01(b) of the Baker Hughes Disclosure Schedule, as identified by Partner (each Baker Hughes Business Employee who accepts such offer and commences employment with the Company or one of its Subsidiaries, a “Baker Hughes Transferred Employee”) and (ii) make a Partner Qualifying Offer to all or substantially all of the Partner Business Employees as identified by Partner (each Partner Business Employee who accepts such offer and commences employment with the Company or one of its Subsidiaries, a “Partner Transferred Employee”). In selecting the Baker Hughes Business Employees and Partner Business Employees who will receive such offers, Partner shall comply with all Applicable Laws (including relating to discrimination) and shall provide Baker Hughes with documentation setting forth the criteria used in the selection of the Baker Hughes Business Employees as to reasonably allow Baker Hughes to assess such compliance. Notwithstanding the foregoing or anything in this Agreement to the contrary, (x) any Baker Hughes Business Employee who is on long-term disability as of the Applicable Transfer Date shall not become a Baker Hughes Transferred Employee and any Baker Hughes Business Employee who is receiving or entitled to receive short-term disability benefits as of the date such employee received a Baker Hughes Qualifying Offer shall not become a Baker Hughes Transferred Employee unless such employee is able to (and does) return to work within six (6) months of the date of such offer, and all liabilities with respect to any such employees (other than any such employee on short-term disability who returns to work within six (6) months of the date such employee received a Baker Hughes Qualifying Offer) shall be Excluded Baker Hughes Liabilities, and (y) any Partner Business Employee who is on long-term disability as of the Closing Date shall not become a Partner Transferred Employee and any Partner Business Employee who is receiving or entitled to receive short-term disability benefits as of the Closing Date shall not become a Partner Transferred Employee unless such employee is able to (and does) return to work within six (6) months of the date of such employee’s Company offer of employment, and all liabilities with respect to any such employees (other than any such employee on short-term disability who returns to work within six (6) months of the date of such employee’s Company offer of employment) shall be Excluded Partner Liabilities.

Section 9.02. Terms of Employment. (a) If, during the twelve (12) month period beginning on the relevant Applicable Transfer Date, the employment of any Baker Hughes Transferred Employee is terminated by the Company or any of its Affiliates without Cause (as defined in the Baker Hughes Incorporated 2002 Director & Officer Long-Term Incentive Plan), the Company shall provide such employee with severance and other termination-related payments and benefits that are described in Section 9.03 of the Baker Hughes Disclosure Schedule had such termination occurred immediately prior to the Applicable Transfer Date (taking into account service rendered by such employee for the Company and its Affiliates from the Applicable Transfer Date).

(b) Service Credit. For purposes of eligibility to participate and vesting in any 401(k) plan and determination of level of paid time off benefits, the Company shall grant service credit to each Partner Transferred Employee and Baker Hughes Transferred Employee to the same extent credited by Partner or Baker Hughes to such employee prior to the Applicable Transfer Date under a comparable plan of Partner or Baker Hughes.

Section 9.03. Severance. (a) Partner shall be responsible for the severance and other termination-related payments and benefits as described on Section 9.03 of the Baker Hughes Disclosure Schedule (x) that are paid to any Baker Hughes Business Employee whose employment is terminated if such Baker Hughes Business Employee rejects an offer of employment that is not a Baker Hughes Qualifying Offer and (y) that Baker Hughes pays as a result of the Company’s failure to offer employment to the number of Baker Hughes Business Employees required by Section 9.01.

(b) Baker Hughes shall be responsible for the cash severance payments as described on Section 9.03 of the Partner Disclosure Schedule (x) that are required to be paid to any Partner Business Employee whose employment is terminated if such Partner Business Employee rejects an offer of employment that is not a Partner Qualifying Offer and (y) that Partner is required to pay as a result of the Company’s failure to offer employment to the number of Partner Employees required by Section 9.01.

Section 9.04. Employee Communications. The parties hereto shall reasonably cooperate in communications with Baker Hughes Business Employees and Partner Business Employees with respect to employee benefit plans maintained by Baker Hughes, Partner or the Company or their respective Affiliates and with respect to other matters arising in connection with the transactions contemplated by this Agreement.

Section 9.05. Employee List. (a) Promptly following the Closing, Baker Hughes will provide Partner with a list, by date and location, of each employee of Baker Hughes who worked in the Baker Hughes Contributed Business and whose employment was terminated (other than for cause) on or within the 90-day period immediately preceding the Closing Date.

(b) Promptly following the Closing, Partner will provide Baker Hughes with a list, by date and location, of each employee of Partner who worked in the Partner Contributed Business and whose employment was terminated (other than for cause) on or within the 90-day period immediately preceding the Closing Date.

Section 9.06. No Third Party Beneficiaries, Etc. Without limiting the generality of the last sentence of Section 13.08, nothing in this Article 9, express or implied, is intended to or shall confer upon any Person other than the parties hereto, including any Baker Hughes Business Employee, Partner Business Employee, or legal representative or beneficiary thereof, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including any third-party beneficiary rights, or any right to employment or continued employment or any term or condition of employment, shall establish, or constitute an amendment, termination or modification of, or an undertaking to amend, establish, terminate or modify, any benefit or compensation plan, program, agreement, policy, contract or arrangement, shall alter or limit the ability of Baker Hughes, the Company, Partner or any respective Affiliates from amending, modifying or terminating any benefit or compensation plan, program, agreement, policy, contract or arrangement at any time following the Applicable Transfer Date, or shall create any obligation on the part of Baker Hughes, the Company, Partner or any of their respective Affiliates to employ any Baker Hughes Business Employee or Partner Business Employee for any period following the Applicable Transfer Date or shall limit the ability of Baker Hughes, the Company, Partner or any of their respective Affiliates to terminate the employment of any employee (including any Baker Hughes Business Employee or Partner Business Employee) following the Applicable Transfer Date at any time and for any or no reason.

ARTICLE 10

CONDITIONS TO CLOSING

Section 10.01. Conditions to Obligations of Partner, Investor JV, Baker Hughes and the Company. The obligations of the parties hereto to consummate the Closing are subject to the satisfaction of the following conditions:

(a) Any applicable waiting period under the HSR Act and the Canadian Competition Act relating to the transactions contemplated hereby shall have expired or been terminated.

(b) No provision of any Applicable Law or order of any Governmental Authority shall prohibit the consummation of the Closing.

Section 10.02. Conditions to Obligation of Partner and Investor JV. The obligation of Partner and Investor JV to consummate the Closing is subject to the satisfaction of the following further conditions: Baker Hughes and the Company shall have performed in all material respects all of their obligations hereunder required to be performed by each on or prior to the Closing Date; the representations and warranties of Baker Hughes (other than the representations and warranties contained in Sections 3.01, 3.02, the first sentence of Sections 3.03(a) and the second sentence of Section 3.03(b) (together, the “Baker Hughes Specified Reps”)) contained in this Agreement shall be true (without giving effect to any limitation as to “materiality” or “Baker Hughes Material Adverse Effect” or similar qualification therein) at and as of the Closing Date as if made at and as of such time, with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Baker Hughes Material Adverse Effect; the Baker Hughes Specified Reps shall be true and correct (other than de minimis inaccuracies); and Partner and Investor JV shall have received a certificate signed by a duly authorized officer of Baker Hughes to the foregoing effect.

Section 10.03. Conditions to Obligation of Baker Hughes. The obligation of Baker Hughes to consummate the Closing is subject to the satisfaction of the following further conditions: Partner and Investor JV shall have performed in all material respects all of their obligations hereunder required to be performed by them on or prior to the Closing Date; the representations and warranties of Partner and Investor JV (other than the representations and warranties contained in Sections 4.01, 4.02 and 4.03 (together, the “Partner Specified Reps”)) contained in this Agreement shall be true (without giving effect to any limitation as to “materiality” or “Partner Material Adverse Effect” or similar qualification therein) at and as of the Closing Date as if made at and as of such time, with only such exceptions as would not reasonably be expected to have, individually or in the aggregate, a Partner Material Adverse Effect; the Partner Specified Reps shall be true and correct (other than de minimis inaccuracies); and Baker Hughes shall have received a certificate signed by a duly authorized officer of Partner to the foregoing effect.

ARTICLE 11

SURVIVAL; INDEMNIFICATION

Section 11.01. Survival. The representations and warranties of the parties hereto contained in this Agreement (other than the representations and warranties contained in Sections 3.17 and 4.17, which shall not survive the Closing) shall survive the Closing until the first anniversary of the Closing Date; provided, that the representations and warranties contained in Sections 3.16 and 4.16 shall survive until the third anniversary of the Closing Date; provided, further, that the Baker Hughes Fundamental Reps and the Partner Fundamental Reps shall survive indefinitely or until the latest date permitted by law. The covenants and agreements of the parties hereto contained in this Agreement or in any certificate or other writing delivered pursuant hereto or in connection herewith shall with respect to covenants and agreements to be performed before the Closing, survive the Closing until the first anniversary of the Closing Date and with respect to all other covenants and agreements, survive the Closing indefinitely or for the shorter period explicitly specified therein, except that for such covenants and agreements that survive for such shorter period, breaches thereof shall survive indefinitely or until the latest date permitted by law. Notwithstanding the preceding sentences, any breach of covenant, agreement, representation or warranty in respect of which indemnity may be sought or any other indemnification right set forth in Section 11.02 that contemplates a defined indemnification period under this Agreement shall survive the time at which it would otherwise terminate pursuant to the preceding sentences or shall survive following the indicated period in Section 11.02, if notice of the inaccuracy thereof giving rise to such right of indemnity or a claim for indemnity shall have been given to the party against whom such indemnity may be sought prior to such time.

Section 11.02. Indemnification . (a) Effective at and after the Closing, Baker Hughes hereby indemnifies:

(i) the Company, any direct or indirect member of the Company, its and their respective successors and assigns and its and their respective directors, officers and employees (collectively, the “Company Indemnified Parties”), other than the Baker Hughes Indemnified Parties, against, and agrees to hold each of them harmless from, any and all out of pocket damages, losses, Taxes, liabilities and expenses (including reasonable expenses of investigation and reasonable attorneys’ fees and expenses in connection with any action, suit or proceeding whether involving a third party claim or a claim solely between the parties hereto), excluding (except to the extent paid to a third party in connection with a Third Party Claim) any damages based on a multiple of

EBITDA (earnings before interest, taxes, depreciation and amortization) or any other financial metric (whether trailing, forward or otherwise), punitive, diminution in value, lost profits, speculative, remote, exemplary, special, incidental, indirect or consequential (or similar) damages, losses, liabilities or expenses except to the extent recoverable under applicable principles of New York contract law because they were the natural, probable and reasonably foreseeable consequence of the relevant breach or action and were not occasioned by the special circumstances relating to the applicable indemnified party hereunder (“Damages”), incurred or suffered by any Company Indemnified Party (other than the Baker Hughes Indemnified Parties) (including as a result of their direct or indirect ownership of equity interests of the Company, including with respect to Damages incurred or suffered by the Company) arising out of (A) any misrepresentation or breach of warranty by Baker Hughes in this Agreement (other than the representations and warranties contained in Section 3.17) (each such misrepresentation and breach of warranty a “Baker Hughes Warranty Breach”) or (B) any breach of covenant or agreement made or to be performed by Baker Hughes pursuant to this Agreement or, prior to the Closing, by the Company;

(ii) for a period of two years following the Closing Date, the Company Indemnified Parties (other than the Baker Hughes Indemnified Parties) against, and agrees to hold each of them harmless from, any and all Damages incurred or suffered by any such Company Indemnified Party arising out of any Baker Hughes Interim Retained Obligations;

(iii) for a period of three years following the Closing Date, the Company Indemnified Parties (other than the Baker Hughes Indemnified Parties) against, and agrees to hold each of them harmless from, any and all Damages incurred or suffered by any such Company Indemnified Party arising out of any Baker Hughes Specified Environmental Liabilities; and

(iv) for an indefinite period following the Closing Date, the Company Indemnified Parties (other than the Baker Hughes Indemnified Parties) against, and

(v) agrees to hold each of them harmless from, any and all Damages incurred or suffered by any such Company Indemnified Party arising out of any Excluded Baker Hughes Asset or Excluded Baker Hughes Liability; provided that (A) Baker Hughes shall not be liable for any Baker Hughes Warranty Breach (other than breaches of Baker Hughes Fundamental Reps) unless such Baker Hughes Warranty Breach involves Damages in excess of $250,000, and no such Damage in an amount below $250,000 shall be counted towards the Baker Hughes Basket, (B) Baker Hughes shall not be liable for any Baker Hughes Warranty Breach (other than breaches of Baker Hughes Fundamental Reps) unless the aggregate amount of Damages with respect to all such Baker Hughes Warranty Breaches exceeds the Baker Hughes Basket and then only to the extent of such excess and (C) Baker Hughes’ maximum liability for any and all Baker Hughes Warranty Breaches (other than breaches of Baker Hughes Fundamental Reps) shall not exceed the Baker Hughes Cap. Notwithstanding anything in this Agreement to the contrary, the indemnification obligations of Baker Hughes under Section 11.02(a) shall be limited in the aggregate to an amount equal to $416,000,000.

(b) Effective at and after the Closing, Partner hereby indemnifies:

(i) the Company Indemnified Parties (other than the Partner Indemnified Parties) against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Company Indemnified Party (other than the Partner Indemnified Parties) (including as a result of their direct or indirect ownership of equity interests of the Company, including with respect to Damages incurred or suffered by the Company) arising out of (A) any misrepresentation or breach of warranty by Partner in this Agreement (other than the representations and warranties contained in Section 4.17) (each such misrepresentation and breach of warranty a “Partner Warranty Breach”) or (B) any breach of covenant or agreement made or to be performed by Partner pursuant to this Agreement;

(ii) for a period of two years following the Closing Date, the Company Indemnified Parties (other than the Partner Indemnified Parties) against, and agrees to hold each of them harmless from, any and all Damages incurred or suffered by any such Company Indemnified Party arising out of any Partner Interim Retained Obligations;

(iii) for a period of three years following the Closing Date, the Company Indemnified Parties (other than the Partner Indemnified Parties) against, and agrees to hold each of them harmless from, any and all Damages incurred or suffered by any such Company Indemnified Party arising out of any Partner Specified Environmental Liabilities; and

(iv) for an indefinite period following the Closing Date, the Company Indemnified Parties (other than the Partner Indemnified Parties) against, and agrees to hold each of them harmless from, any and all Damages incurred or suffered by any such Company Indemnified Party arising out of any Excluded Partner Asset or Excluded Partner Liability; provided, that (A) Partner shall not be liable for any Partner Warranty Breach (other than breaches of Partner Fundamental Reps) unless such Partner Warranty Breach involves Damages in excess of $250,000, and no such Damage in an amount below $250,000 shall be counted towards the Partner Basket, (B) Partner shall not be liable for any Partner Warranty Breach (other than breaches of Partner Fundamental Reps) unless the aggregate amount of Damages with respect to all such Partner Warranty Breaches exceeds the Partner Basket and then only to the extent of such excess and (C) Partner’s maximum liability for any Partner Warranty Breaches (other than breaches of Partner Fundamental Reps) shall not exceed the Partner Cap.

(c) Without limiting and, for the avoidance of doubt, other than to the extent indemnification is owed to any Company Indemnified Party pursuant to Sections 11.02(a) and 11.02(b), effective at and after the Closing, the Company hereby indemnifies for an indefinite period following the Closing Date:

(i) Baker Hughes, its Affiliates, its and their respective successors and assigns and its and their respective directors, officers and employees (“Baker Hughes Indemnified Parties”) against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Baker Hughes Indemnified Party arising out of the Baker Hughes Transferred Assets or Baker Hughes Transferred Liabilities;

(ii) Partner, any direct or indirect member of Partner, their respective Affiliates (including Investor JV), its and their respective successors and assigns and its and their respective directors, officers and employees (“Partner Indemnified Parties”) against and agrees to hold each of them harmless from any and all Damages incurred or suffered by any Partner Indemnified Party arising out of the Partner Contributed Assets or Partner Contributed Liabilities; and

(iii) Company Indemnified Parties against and agrees to hold each of them harmless from any and all Damages incurred or suffered by such parties arising out of any breach of covenant or agreement made or to be performed by the Company following the Closing pursuant to this Agreement.

(d) For purposes of this Article 11 (including for determining whether or not any Baker Hughes Warranty Breach or Partner Warranty Breach has occurred), each representation and warranty contained in this Agreement (other than the representations and warranties contained in Sections 3.09(a), 3.10(a), 4.09(a) and 4.10(a)) shall be read without regard to any materiality, Baker Hughes Material Adverse Effect or Partner Material Adverse Effect qualifier or exception contained therein.

Section 11.03. Third Party Claim Procedures. (a) The party seeking indemnification under Section 11.02 (the “Indemnified Party”) agrees to give prompt notice in writing to the party against whom indemnity is to be sought (the “Indemnifying Party”) of the assertion of any claim or the commencement of any suit, action or proceeding by any third party (“Third Party Claim”) in respect of which indemnity may be sought under such Section. Such notice shall set forth in reasonable detail such Third Party Claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have adversely prejudiced the Indemnifying Party.

(b) The Indemnifying Party shall be entitled to participate in the defense of any Third Party Claim and, subject to the limitations set forth in this Section, shall be entitled to control and appoint lead counsel for such defense, in each case at its own expense; provided, however, that the Indemnifying Party shall not have the right to assume the control of the defense of any Third Party Claim brought by a material customer or material supplier of the Company. The Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Indemnified Party for any period during which the Indemnifying Party has not assumed the defense thereof (other than during any period in which the Indemnified Party shall have not yet given notice of the Third Party Claim as provided above).

(c) If the Indemnifying Party shall assume the control of the defense of any Third Party Claim in accordance with the provisions of this Section 11.03, (i) the Indemnifying Party shall obtain the prior written consent of the Indemnified Party (which shall not be unreasonably withheld) before entering into any settlement of such Third Party Claim, if the settlement (A) does not expressly unconditionally release the Indemnified Party and its Affiliates from all liabilities and obligations with respect to such Third Party Claim, (B) imposes injunctive or other equitable relief against the Indemnified Party or any of its Affiliates or (C) includes a statement or admission of fault, culpability or failure to act by or on behalf of the Indemnified Party or any of its Affiliates and (ii) the Indemnified Party shall be entitled to participate in the defense of any Third Party Claim and to employ separate counsel of its choice for such purpose. The fees and expenses of such separate counsel shall be paid by the Indemnified Party; provided, however, that if the Indemnified Party determines in good faith that the representation of the Indemnified Party and the Indemnifying Party by the same counsel creates an actual or potential conflict of interest for such counsel, the reasonable fees and expenses of such separate counsel (limited to one counsel employed by the Indemnified Party) with respect to such matter shall be considered indemnifiable Damages hereunder.

(d) Each party shall cooperate, and cause their respective Affiliates to cooperate, in the defense or prosecution of any Third Party Claim and shall furnish or cause to be furnished such records, information and testimony, and attend such conferences, discovery proceedings, hearings, trials or appeals, as may be reasonably requested in connection therewith.

Section 11.04. Direct Claim Procedures. In the event an Indemnified Party has a claim for indemnity under Section 11.02 against an Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party agrees to give prompt notice in writing of such claim to the Indemnifying Party. Such notice shall set forth in reasonable detail such claim and the basis for indemnification (taking into account the information then available to the Indemnified Party). The failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party of its obligations hereunder, except to the extent such failure shall have materially and adversely prejudiced the Indemnifying Party. If the Indemnifying Party does not notify the Indemnified Party within 15 days following the receipt of a notice with respect to any such claim that the Indemnifying Party disputes its indemnity obligation to the Indemnified Party for any Damages with respect to such claim, such Damages shall be conclusively deemed a liability of the Indemnifying Party and the Indemnifying Party shall promptly pay to the Indemnified Party any and all Damages arising out of such claim. If the Indemnifying Party has timely disputed its indemnity obligation for any Damages with respect to such claim, the parties shall proceed in good faith to negotiate a resolution of such dispute and, if not resolved through negotiations, such dispute shall be resolved by litigation in an appropriate court of jurisdiction determined pursuant to Section 13.06.

Section 11.05. Calculation of Damages. (a) The amount of any Damages payable under this Article 11 by the Indemnifying Party shall be net of any (i) amounts recovered by the Indemnified Party under applicable insurance policies, or from any other Person alleged to be responsible therefor and (ii) the net Tax benefit actually realized by the Indemnified Party and its Affiliates as a result of the incurrence or payment of such Damages by the Indemnified Party, determined on a “with-and-without basis” (a “Tax Benefit”). If the Indemnified Party or any of its Affiliates receive any Tax Benefits subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified Party shall promptly pay to the Indemnifying Party the amount of such Tax Benefits. If the Indemnified Party receives any amounts under applicable insurance policies, or from any other Person alleged to be responsible for any Damages, subsequent to an indemnification payment by the Indemnifying Party, then such Indemnified

Party shall promptly reimburse the Indemnifying Party for any payment made or expense incurred by such Indemnifying Party in connection with providing such indemnification payment up to the amount received by the Indemnified Party, net of any expenses incurred by such Indemnified Party in collecting such amount. The Indemnified Party shall diligently prosecute any claims for recovery under applicable insurance policies, and from any other Person alleged to be responsible for any Damages, and shall diligently pursue any and all claims for Tax credits or refunds to the extent such Tax credits or refunds would give rise to a Tax Benefit.

(b) Each Indemnified Party shall use commercially reasonable efforts to mitigate in accordance with Applicable Law any loss for which such Indemnified Party seeks indemnification under this Agreement. If such Indemnified Party mitigates its loss after the Indemnifying Party has paid the Indemnified Party under any indemnification provision of this Agreement in respect of that loss, the Indemnified Party must notify the Indemnifying Party and pay to the Indemnifying Party the extent of the value of the benefit to the Indemnified Party of that mitigation (less the Indemnified Party’s reasonable costs of mitigation) within two Business Days after the benefit is received.

(c) Each Indemnified Party shall use reasonable efforts to collect any amounts available under insurance coverage, or from any other Person alleged to be responsible, for any Damages payable under Section 11.02.

(d) Neither Baker Hughes nor Partner shall be liable under Section 11.02(a)(i) or Section 11.02(a)(iii), or Section 11.02(b)(i) or Section 11.02(b)(iii), respectively, for any Damages for Remedial Actions with respect to Baker Hughes Transferred Facilities or Partner Contributed Facilities, as the case may be, arising under Environmental Laws (i) to the extent such Damages arise out of any subsurface or invasive sampling, testing or other invasive investigation of any environmental media, unless such sampling, testing or other invasive investigation is (A) required by Applicable Law, Environmental Law, any binding permit, license or authorization issued under any Environmental Law, or a Governmental Authority, (B) conducted to respond to an imminent and material threat to human health or the environment, (C) for the purposes of construction, improvement, maintenance, repair or expansion of a building or other facility, which construction, improvement, maintenance, repair or expansion requires soil excavation which excavation results in visual, olfactory or other reasonable evidence of contamination, (D) conducted in response to a Third Party Claim, or (E) required at any leased real property pursuant to any lease agreement, or (ii) to the extent such Damages exceed those that are reasonably necessary to satisfy, in a reasonably cost-effective manner, the minimum requirements or standards acceptable or allowed under Environmental Law or to an applicable Governmental Authority pursuant to Environmental Law, using, where possible, risk-based standards, engineering or institutional controls, or deed or other restrictions, in each case so long as such does not materially inhibit those commercial or industrial (as the case may be) activities or operations being performed on the relevant real property or otherwise materially and adversely impact the value of the relevant real property as compared to the value on the Closing Date, it being understood there is no requirement to conduct remediation other than to commercial or industrial standards, as the case may be.

(e) Each of Baker Hughes and Partner shall have the right (but not obligation) to defend, control or conduct any Remedial Action with respect to the matters for which it is responsible under Sections 11.02(a)(i), 11.02(a)(iii), 11.02(a)(iv), 11.02(b)(i), 11.02(b)(iii), or 11.02(b)(iv), as the case may be, as an Indemnifying Party; provided, however, that the Indemnifying Party shall not have the right to assume the control of the defense of any Third Party Claim brought by a material customer or material supplier of the Company. Company agrees to provide reasonable access to Baker Hughes and Partner so that they may be able to conduct any such defense or control or Remedial Action, and during such time Baker Hughes and Partner, as the case may be, shall (i) not unreasonably interfere with the continuing use of the subject property, (ii) reasonably consult with the Company and the Indemnified Party with respect to any such Remedial Action, (iii) promptly provide the Company and the Indemnified Party copies of any non-privileged reports, workplans, notices, correspondence, data or other documentation related to such Remedial Action, and (iv) allow the Company and the Indemnified Party to attend and participate in material meetings with respect to such Remedial Action.

Section 11.06. Assignment of Claims. If the Indemnified Party receives any payment from an Indemnifying Party in respect of any Damages pursuant to Section 11.02 and the Indemnified Party could have recovered all or a part of such Damages from a third party (a “Potential Contributor”) based on the underlying claim asserted against the Indemnifying Party, the Indemnified Party shall assign such of its rights to proceed against the Potential Contributor as are necessary to permit the Indemnifying Party to recover from the Potential Contributor the amount of such payment; provided that the Indemnified Party shall not be required to assign any right to proceed against a Potential Contributor if the Indemnified Party determines in its reasonable discretion that such assignment would be materially detrimental to its reputation or future business prospects.

Section 11.07. Exclusivity. Except as specifically set forth in this Agreement, effective as of the Closing each party waives any rights and claims such party may have against each other party, whether in law or in equity, relating to the Baker Hughes Contributed Business, the Partner Contributed Business or the transactions contemplated hereby. The rights and claims waived by each party include claims arising under or relating to Environmental Laws (whether now or hereinafter in effect), claims for breach of contract, breach of representation or warranty, negligent misrepresentation and all other claims for breach of duty. After the Closing, except for claims arising out of fraud or willful misconduct, Sections 11.02 and 13.13 will provide the exclusive remedy for any misrepresentation, breach of warranty, covenant or other agreement (other than those contained in Sections 5.02 and 7.07) or other claim arising out of this Agreement or the transactions contemplated hereby.

Section 11.08. Tax Treatment of Indemnification Payments. Unless otherwise required by a final determination by the appropriate Taxing Authority, the parties agree to treat for all Tax purposes any amounts paid by an Indemnifying Party in respect of Damages described in Sections 11.02(a)(ii) or 11.02(b)(ii), as the reimbursement of a payment made by the Indemnified Party as agent for the Indemnifying Party. The parties shall cooperate in good faith to agree on the Tax treatment of any other payment in respect of Damages described in Section 11.02(a) or 11.02(b).

ARTICLE 12

TERMINATION

Section 12.01. Grounds for Termination. This Agreement may be terminated at any time prior to the Closing:

(a) by mutual written agreement of Baker Hughes and Partner;

(b) by either Baker Hughes or Partner if the Closing shall not have been consummated on or before August 29, 2017 (the “Termination Date”);

(c) by either Baker Hughes or Partner if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any Governmental Authority having competent jurisdiction;

(d) by Partner if there is any breach of any representation, warranty, covenant or agreement on the part of Baker Hughes set forth in this Agreement, such that the conditions specified in Section 10.02 would not be satisfied at the Closing (a “Terminating BH Breach”), except that, if such Terminating BH Breach is curable by Baker Hughes through the exercise of its reasonable best efforts, then, for a period of up to 30 days after receipt by Baker Hughes of notice from Partner of such breach (the “BH Cure Period”) such termination shall not be effective and the Termination Date shall be automatically extended until the first Business Day following the end of the BH Cure Period, and such termination shall become effective only if the Terminating BH Breach is not cured within the BH Cure Period; or

(e) by Baker Hughes if (i) there is any breach of any representation, warranty, covenant or agreement on the part of Partner or Investor JV set forth in this Agreement, such that the conditions specified in Section 10.03 would not be satisfied at the Closing (a “Terminating Partner Breach”), except that, if any such Terminating Partner Breach is curable by Partner through the exercise of its reasonable best efforts, then, for a period of up to 30 days after receipt by Partner of notice from Baker Hughes of such breach (the “Partner Cure Period”) such termination shall not be effective and the Termination Date shall automatically be extended until the first Business Day following the end of the Partner Cure Period, and such termination shall become effective only if the Terminating Partner Breach is not cured within the Partner Cure Period or (ii) (1) all of the conditions set forth in Section 10.01 and Section 10.02 have been satisfied (other than (x) those conditions which by their terms or nature are to be satisfied at the Closing, provided, that such conditions would reasonably be expected to be satisfied if the Closing were to occur at the time the Closing is required to occur pursuant to Section 2.17, and (y) those conditions the failure of which to be satisfied is caused by or results from a breach by Partner or Investor JV of this Agreement) as of the date the Closing should have occurred pursuant to Section 2.17 and (2) Partner or Investor JV has failed to consummate the transactions contemplated by this Agreement on or prior to the date on which the Closing should have occurred pursuant to Section 2.17.

The party desiring to terminate this Agreement pursuant to Section 12.01(b), 12.01(c), 12.01(d) or 12.01(e) shall give notice of such termination to the other parties hereto.

Notwithstanding anything else contained in this Agreement, the right to terminate this Agreement under Section 12.01(b), Section 12.01(d) or Section 12.01(e)(i), shall not be available to any party (a) that is in material breach of its obligations hereunder or (b) whose failure to fulfill its obligations or to comply with its covenants under this Agreement has been the cause of, or resulted in, the failure to satisfy any condition to the obligations of either party hereunder.

Section 12.02. Effect of Termination. If this Agreement is terminated as permitted by Section 12.01, subject to Section 12.03, such termination shall be without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties to this Agreement; provided, that, subject to Section 12.03, if such termination shall result from the willful failure of any party to fulfill a condition to the performance of the obligations of the other parties, failure to perform a covenant of this Agreement or breach by any party hereto of any representation or warranty or agreement contained herein, such party shall be fully liable for any and all Damages incurred or suffered by the other parties as a result of such failure or breach. Sections 6.02, 12.03, 13.02, 13.04, 13.05 and 13.06 shall survive any termination hereof pursuant to Section 12.01.

Section 12.03. Termination Fee and Related Matters. (a) If this Agreement is terminated by Baker Hughes pursuant to Section 12.01(e) (or by Partner or Baker Hughes pursuant to Section 12.01(b), in each case at a time when Baker Hughes had the right to terminate the Agreement pursuant to Section 12.01(e)), then Investor JV shall pay to Baker Hughes an amount in cash equal to $25,000,000 in immediately available funds (the “Termination Fee”) within two Business Days of such termination (or, in the case of a termination by Partner pursuant to Section 12.01(b), prior to or concurrently with such termination). Any payment of the Termination Fee shall be deemed to be liquidated damages and not a penalty. Notwithstanding anything to the contrary set forth in this agreement but subject to Baker Hughes’ right to obtain specific performance pursuant to Section 13.13, each of Baker Hughes, Partner and Investor JV agrees that the payment of the Termination Fee (together with any amounts payable pursuant to Section 12.03(b)) shall be the sole and exclusive remedy of Baker Hughes against Partner, Investor JV and any of their respective Affiliates or of any director or indirect, former, current or future, general or limited partners, stockholders, members, managers, directors, officers, employees, agents, advisors, representatives, successors or assigns of any of the foregoing (each, an “Investor JV Related Party”) for any damages or losses incurred by Baker Hughes and its Affiliates in circumstances where a Termination Fee is payable, and in no event will Baker Hughes or any of its Affiliates seek to recover any other money damages or seek any other remedy based on a claim in law or equity in circumstances where a Termination Fee is payable, subject to Section 12.03(b). Baker Hughes acknowledges, covenants and agrees that neither Baker Hughes nor any of its Affiliates has and shall have a right of recovery against, and no liability shall attach to, including in each case with respect to any actual or claimed loss or damages of any kind of Baker Hughes or any of its Subsidiaries, Affiliates, representatives or stockholders or any other Person claiming by, through or for the benefit of Baker Hughes, any of the Investor JV Related Parties (other than Baker Hughes’ right to recover (x) against Investor JV to the extent provided in this Agreement and (y) to the extent provided in the Guaranties), whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil, by or through a claim by or on behalf of Investor JV, by the enforcement of any assessment or by any legal or equitable proceeding, by virtue of any Applicable Law, through a claim based in tort, contract, statute or otherwise. For the avoidance of doubt, upon payment of the Termination Fee to Baker Hughes, none of Partner, Investor JV or any Investor JV Related Party shall have any further liability or other obligation (in each case, whether absolute, accrued, contingent, fixed or otherwise) to Baker Hughes or any of its Affiliates relating to or arising out of this Agreement, the Guaranties, the Equity Commitment Letters or the transactions contemplated hereby or thereby. The parties hereto acknowledge and agree that (i) in no event shall Baker Hughes and any of its Affiliates be entitled to both specific performance pursuant to Section 13.13 and payment of the Termination Fee, and (ii) in no event shall Baker Hughes be entitled to collect the Termination Fee on more than one occasion.

(b) Partner acknowledges that the agreements contained in this Section 12.03 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, Baker Hughes would not enter into this Agreement. Accordingly, if Partner fails promptly to pay any amount due pursuant to this Section 12.03, it shall also pay any costs and expenses incurred by Baker Hughes in connection with enforcing this Agreement (including by legal action), together with interest on the amount of such unpaid fee, costs and expenses, at a rate per annum equal to 8% from the date such fee, cost or expense was required to be paid to (but excluding) the payment date.

ARTICLE 13

MISCELLANEOUS

Section 13.01. Notices. All notices, requests and other communications to any party hereunder shall be in writing (including facsimile transmission and electronic mail (“e-mail”) transmission, so long as a receipt of such e-mail is requested and received) and shall be given, if to the Company, to:

BJ Services, LLC

17021 Aldine Westfield Road

Houston, Texas 77073

Attention: William D. Marsh

Facsimile No.: (281) 275-7320

E-mail: Will.Marsh@bakerhughes.com

if to Partner or Investor JV, to:

c/o CSL Capital Management, LLC

1000 Louisiana, Suite 3850

Houston, Texas 77002

Attention: Kent Jamison

Facsimile No.: 281-946-8967

E-mail: kent@cslenergy.com

with a copy to:

Kirkland & Ellis LLP

600 Travis, Suite 3300

Houston, Texas 77002

Attention:	Andrew Calder, P.C.
Rhett Van Syoc

Facsimile No.: 713-835-3621

E-mail:	andrew.calder@kirkland.com
rhett.vansyoc@kirkland.com

if to Baker Hughes, to:

Baker Hughes Oilfield Operations, Inc.

17021 Aldine Westfield Road

Houston, Texas 77073

Attention: William D. Marsh

Facsimile No.: (281) 275-7320

E-mail: Will.Marsh@bakerhughes.com

with a copy to:

Davis Polk & Wardwell LLP

450 Lexington Avenue

New York, New York 10017

Attention:	George R. Bason, Jr.
Michael Davis

Facsimile No.:	212-450-5590
212-450-5745

E-mail:	george.bason@davispolk.com
michael.davis@davispolk.com

or such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto. All such notices, requests and other communications shall be deemed received on the date of receipt by the recipient thereof if received prior to 5:00 p.m. in the place of receipt and such day is a Business Day in the place of receipt. Otherwise, any such notice, request or communication shall be deemed not to have been received until the next succeeding Business Day in the place of receipt.

Section 13.02. Amendments and Waivers. (a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement, or in the case of a waiver, by the party against whom the waiver is to be effective.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Except as otherwise provided herein, the rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

Section 13.03. Expenses. Except as otherwise provided herein, all Transaction Expenses shall be paid by the party incurring such Transaction Expenses (and the Company shall have no obligation with respect to any Transaction Expenses).

Section 13.04. Successors and Assigns. The provisions of this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto.

Section 13.05. Governing Law. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Delaware, without regard to the principles of conflicts of laws that would make the laws of another state applicable.

Section 13.06. Jurisdiction. The parties hereto agree that any suit, action or proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the Ancillary Agreements or the transactions contemplated hereby or thereby shall be brought in the courts of the State of Delaware, so long as one of such courts shall have subject matter jurisdiction over such suit, action or proceeding, and that any cause of action arising out of this Agreement shall be deemed to have arisen from a transaction of business in the State of Delaware, and each party hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such suit, action or proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such suit, action or proceeding in any such court or that any such suit, action or proceeding brought in any such court has been brought in an inconvenient forum. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 13.01 shall be deemed effective service of process on such party.

Section 13.07. WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 13.08. Counterparts; Effectiveness; Third Party Beneficiaries. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations, or liabilities hereunder upon any Person other than the parties hereto, the Partner Indemnified Parties, the Company Indemnified Parties and the Baker Hughes Indemnified Parties, and their respective successors and assigns.

Section 13.09. Entire Agreement. This Agreement, the Guaranties and the Ancillary Agreements constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 13.10. Bulk Sales Laws. The parties hereto each hereby waive compliance by each other party with the provisions of the “bulk sales,” “bulk transfer” or similar laws of any state.

Section 13.11. Severability. If any term, provision, covenant or restriction of this Agreement or any Ancillary Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement or the Ancillary Agreement, as applicable, shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement or the Ancillary Agreement, as applicable, so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby or by the Ancillary Agreement, as applicable, be consummated as originally contemplated to the fullest extent possible.

Section 13.12. Disclosure Schedules. The parties have each set forth information on their respective disclosure schedules (with respect to the Baker Hughes, the “Baker Hughes Disclosure Schedule” and with respect to the Partner, the “Partner Disclosure Schedule”) in a section thereof that corresponds to the section of this Agreement to which it relates. A matter set forth in one section of a disclosure schedule need not be set forth in any other section so long as its relevance to such other section of the disclosure schedule or section of the Agreement is reasonably apparent on the face of the information disclosed therein to the Person to which such disclosure is being made. The parties acknowledge and agree that the disclosure schedules to this Agreement may include certain items and information solely for informational purposes for the convenience of the parties and the disclosure by a party of any matter in the applicable disclosure schedules shall not be deemed to constitute an acknowledgment by such party that the matter is required to be disclosed by the terms of this Agreement or that the matter is material.

Section 13.13. Specific Performance. The parties hereto agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof and that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof, in addition to (but at all times subject to the last sentence of Section 12.03(a)) any other remedy to which they are entitled at law or in equity.

Section 13.14. Acknowledgement. Except as expressly set forth in this Agreement, for the avoidance of doubt, (i) none of the provisions of this Agreement, other than Section 4.18 but solely with respect to GS Investor, shall create or give rise to any obligations of, or require any action on the part of, Goldman, Sachs & Co., any of its Affiliates or any managed account, investment fund or other vehicle or person who is a passive investor in any investment funds, vehicles or accounts that are managed, sponsored or advised by Goldman, Sachs & Co. or any of its Affiliates (collectively, the “GS Entities”), and (ii) none of the provisions of this Agreement shall in any way limit the GS Entities from engaging in any brokerage, investment advisory, financial advisory, anti-raid advisory, principaling, merger advisory, financing, asset management, trading, market making, arbitrage, investment activity and other similar activities conducted in the ordinary course of their business.

Section 13.15. Tax Treatment of the Structuring Transactions.

(a) Notwithstanding anything to the contrary herein, the parties intend, for U.S. federal income tax purposes, that the following transactions be treated as set forth below (the “Intended Tax Treatment”):

(i) the BH SubCo Interim Contribution shall be treated as a transaction described in Section 351 of the Code;

(ii) the Baker Hughes Contributions shall be treated as transactions described in Section 721 of the Code;

(iii) the Company Entity Formations shall be disregarded;

(iv) the Allied NewCo Formation and the Allied NewCo Interim Contribution shall be disregarded;

(v) the JV Investor Initial Membership Acquisition shall be treated as a sale of a partnership interest in the Company governed by Section 1001, Section 741, and Section 754 of the Code;

(vi) the JV Investor Second Membership Acquisition to be treated as a transaction described in Section 721 of the Code;

(vii) the BH Capital Expenditure Reimbursement shall be treated as a reimbursement of Baker Hughes’ preformation capital expenditures as described in Treasury Regulation Section 1.707-4(d);

(viii) the Allied NewCo Contribution shall be treated as a transaction described in Section 721 of the Code;

(ix) the BH Canadian Asset Purchase shall be treated as a transaction described in Section 1001 of the Code;

(x) the Partner Membership Interest Transfer shall be treated as a transaction described in Section 721 of the Code; and

(xi) the license granted by Baker Hughes to the Company pursuant to the Intellectual Property License Agreement will be treated as property transferred in the Baker Hughes Contributions or the Baker Hughes Canadian Asset Purchase, as applicable.

(b) The parties shall report the transactions described in Section 13.15(a) in a manner that is consistent with the Intended Tax Treatment and shall not take any position that is inconsistent with the Intended Tax Treatment in connection with any audit or other proceeding except to the extent otherwise required pursuant to a final determination, and shall not otherwise take any action that is inconsistent with the Intended Tax Treatment.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the day and year first above written.

BAKER HUGHES OILFIELD OPERATIONS, INC.

/s/ Martin S. Craighead
Name:	Martin S. Craighead
Title:	Chief Executive Officer

[Signature Page to Contribution Agreement]

ALLIED COMPLETIONS HOLDINGS, LLC

By:	/s/ Kent Jamison
	Name:	Kent Jamison
	Title:	Vice President

[Signature Page to Contribution Agreement]

BJ SERVICES, LLC

By:	/s/ Lee Whitley
	Name:	Lee Whitley
	Title:	Vice President

[Signature Page to Contribution Agreement]

Solely for the purposes of Section 2.07, 2.12(b), 2.15, 2.17(a), 2.17(b), 4.18, 10.01 and 10.02 and Article 13

ALLIED ENERGY JV CONTRIBUTION, LLC

By:	/s/ Kent Jamison
	Name:	Kent Jamison
	Title:	Vice President

[Signature Page to Contribution Agreement]